As filed with the Securities and Exchange Commission on August 8, 2002.	File No. 333-97321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
___________________________________

BRIAZZ, INC.
(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	91-1672311 (I.R.S. Employer Identification No.)

3901 7th Avenue South, Suite 200 Seattle, WA 98108-5206 (206) 467-0994 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	Evergreen Corporate Services, Inc. 33713 9th Avenue South Federal Way, WA 98003-6762 (253) 874-2949 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bryce L. Holland, Jr.
Kimberley R. Anderson
Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
(206) 903-8800

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE(1)

		Proposed	Proposed
		Maximum	Maximum
Title of Shares	Amount to be	Offering Price	Aggregate	Amount of
to be Registered	Registered	Per Share(2)	Offering Price	Registration Fee

Common stock, no par value, issued in private placement	617,358	$0.69 (3)	$425,977	$39.19

(1)	The Registrant has previously calculated the registration fee with respect to 2,507,452 shares being registered, and paid a registration fee of $175.19, pursuant to Rule 457(c) and (g) under the Securities Act of 1933. The amounts set forth in this table represent additional amounts to be registered.

(2)	Calculated pursuant to Rule 457(c) under the Securities Act of 1933.

(3)	Estimated pursuant to Rule 457(c) solely for purposes of calculating amount of registration fee, based on the average of the closing bid and ask prices of the Registrant’s common stock on August 5, 2002 as quoted on the Nasdaq National Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

3,124,810

BRIAZZ, Inc.

COMMON STOCK

This is a public offering of 3,124,810 shares of the common stock of BRIAZZ, Inc. (“BRIAZZ”).

All of the shares being offered, when sold, will be sold by the selling shareholders as listed in this prospectus on pages 24 through 25. The selling shareholders are offering:

•	2,083,334 shares of common stock issuable on conversion of note;

•	250,000 shares of common stock issuable on exercise of warrants; and
•	791,476 shares of common stock issued in private placements.

The selling shareholders may from time to time offer and sell all or a portion of the shares at prices then prevailing or related to the then current market price or at negotiated prices. We will not receive any of the proceeds from the sale of the shares.

Our common stock is currently quoted on the Nasdaq National Market under the symbol “BRZZ”. The last price of our common stock on the Nasdaq National Market on August 5, 2002 was $0.69 per share.

Investing in the shares involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 8, 2002.

PROSPECTUS SUMMARY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
SELLING SHAREHOLDERS
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
RECENT DEVELOPMENTS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
BUSINESS
PROPERTIES
LEGAL PROCEEDINGS
EXECUTIVE OFFICERS AND DIRECTORS
RELATED PARTY TRANSACTIONS
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF CAPITAL SECURITIES
MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS
TRANSFER AGENT AND REGISTRAR
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EXHIBIT 5.1
EXHIBIT 23.2

PROSPECTUS SUMMARY	6
THE OFFERING	9
SUMMARY FINANCIAL DATA	10
RISK FACTORS	12
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	23
USE OF PROCEEDS	23
DIVIDEND POLICY	23
SELLING SHAREHOLDERS	24
SELECTED FINANCIAL DATA	26
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS	29
RECENT DEVELOPMENTS	40
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	41
BUSINESS	42
PROPERTIES	50
LEGAL PROCEEDINGS	50
EXECUTIVE OFFICERS AND DIRECTORS	51
RELATED PARTY TRANSACTIONS	58
PRINCIPAL SHAREHOLDERS	59
DESCRIPTION OF CAPITAL SECURITIES	60
MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	63
TRANSFER AGENT AND REGISTRAR	64
PLAN OF DISTRIBUTION	64
LEGAL MATTERS	65
EXPERTS	65
WHERE YOU CAN FIND MORE INFORMATION	65
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

Overview

BRIAZZ prepares and sells high-quality, branded lunch and breakfast foods for the “on-the-go” consumer. We sell our products primarily through our company-operated cafes, through delivery of box lunches and catered platters directly to corporate customers and through selected wholesale accounts. Our core products are sandwiches, salads and soups, which are complemented by a variety of fresh baked goods, premium juices, Starbucks coffees and fresh fruit.

We currently operate a total of 47 cafes in Seattle, San Francisco, Chicago and Los Angeles. Our growth strategy is to open new cafes in our existing markets and, when appropriate, enter into new markets by concurrently opening a central kitchen and at least four to six cafes and initiating delivery of box lunch and catering services.

Our target customer is the office worker. Our cafes are conveniently located either in city center locations with a high density of office buildings and retail foot traffic or within individual office buildings where we serve as an amenity for building tenants. To satisfy the demands of our time-constrained customers for lunch, breakfast and between-meal snacks, we design our cafes for quick service. Refrigerated display cases offer easy access to pre-packaged food items.

Our central kitchens prepare, assemble and distribute substantially all of our food products. Establishing a central kitchen in each of our geographic locations enables us to deliver consistently high-quality, affordable food at an attractive unit cost.

Competitive Strengths

Subject to available funding, we intend to expand our presence in our existing markets and expand into new markets. To achieve our planned expansion goals, we intend to leverage the following strengths:

Well-defined business concept. Over the past seven years, we have refined our menu selections and cafe presentation, redesigned product workflow within our central kitchens and established strict real estate guidelines for new locations. These efforts have allowed us to increase customer traffic at existing locations and expand the number of stores we operate.

The following are central factors in our business strategy:

•	Extensive, high-quality product offerings. We offer an extensive range of menu items designed for broad appeal to our target customers. We also offer varying portion sizes for selected salads and sandwiches. We believe our diverse product selection, ranging from traditional foods, such as Cobb salads and tuna sandwiches, to gourmet foods, such as tarragon chicken sandwiches, attracts new customers and increases the frequency of visits by repeat customers.

•	Frequent menu changes. Our goal is to introduce new food selections to our customers approximately every six to eight weeks. We also adjust our menu seasonally, for instance, by offering a larger variety of hot soups and sandwiches during the winter months and a larger variety of salads during the summer months.

•	Speed and quality of service. We have designed our cafes to serve a large number of customers in a very short period of time and to allow easy movement within the cafe from entry to exit. In addition, because our cafe employees are not preparing most of the food products, they can focus their attention on customer service.

•	Range of prices. Our entrees range in price from $2.99 to $6.49, allowing customers with different budgets to enjoy our products. Additionally, our multiple price point strategy allows customers to select their own meal combinations, such as a soup and salad or a soup and sandwich, providing further flexibility in offering meals to fit particular budgets.

•	Multiple distribution channels. For the convenience of our corporate customers, we deliver box lunches and catered platters for in-office meetings through our fleet of trucks and vans. We also deliver to selected wholesale customers.

Central kitchens. We currently operate central kitchens as hubs for food preparation and distribution in each of our geographic markets. Central kitchens help enable us to consistently provide customers with a broad assortment of high-quality food products. This task is both more expensive and more difficult to manage when food is prepared at the cafes. We believe central kitchens also provide us with significant competitive advantages through economies of scale, health and safety controls and product-waste minimization. In addition, the use of central kitchens allows us to locate cafes on smaller sites and sites without the ventilation required for an on-site kitchen.

Strategic cafe locations. We locate our cafes primarily in areas with many office buildings or within individual buildings where we serve as an amenity for building tenants. Amenity locations are typically sites on the ground floor or in the plaza of an office building and are often leased at favorable rates because they offer conveniences to building tenants. Additionally, for cafes in amenity locations, very little marketing is required due to the high visibility of the cafe within the building and the comparatively low level of competition within the building.

Experienced management. Our management team has significant experience in the retail and food industries. We believe our management team is well-positioned to manage our existing operations and the anticipated growth in our business.

Growth Strategy

We believe that significant growth opportunities exist for us both in our current markets and in new markets. Our key strategies to drive growth are:

•	Deepen our penetration in existing markets. Subject to available funding, our expansion plans in our current markets call for the establishment of new cafes and an increase in our distribution capabilities to expand our sales from box lunches, catering platters and wholesale accounts. We believe that the opportunity exists to add approximately 150 cafes in our existing geographic markets over the next five years; however, the number of locations that could satisfy our selection criteria is significantly larger. Increased market penetration and the resulting increase in sales will allow us to take further advantage of the economies of scale and distribution efficiencies provided by our central kitchens.

•	Amenity locations. In selecting sites and opening new locations, we will pursue a strategy of opening cafes primarily in amenity locations. We believe these sites often have a built-in barrier to entry because there are typically no other sites available in the building to potential competitors, or competition within the building is limited.

•	Real estate initiatives. We opened five cafes in 2001, one in the first quarter of 2002 and four in the second quarter of 2002. We closed a cafe during the first quarter of 2002. This closure resulted from decreased sales as the cafe’s building occupancy shifted from normal office occupancy to a data-center. We do not currently plan to open additional cafes in 2002. It takes approximately eight months to open a new cafe from the time we sign a letter of intent with the building owner or manager.

•	Distribution capabilities. We believe there is a significant market for our box lunches and catered meals outside the highly competitive city centers. In city centers, we are one of numerous food options for customers who need meals delivered. Outside city centers, however, the options are more limited. Because our food products are distributed through a central kitchen, our distribution area for box lunches and catered meals is not limited to the geographic areas where our cafes are located. Customers place orders directly with our branded sales department by phone, fax or through our web site. We intend to expand our fleet of delivery vans and hire additional sales representatives in all four geographic markets to further penetrate the market beyond our cafe locations.

•	Central kitchen capacities. We estimate that our central kitchens in Seattle and Los Angeles have the capacity to prepare and assemble up to 25,000 entree items per day and our central kitchens in Chicago and San Francisco have the capacity to prepare and assemble up to 15,000 entree items per day. In Seattle, we estimate we are using approximately 80% of the kitchen’s capacity. In San Francisco, we estimate we are using approximately 60% of the kitchen’s capacity. In Chicago, we estimate we are using 20% or less of the kitchen’s capacity. In Los Angeles, we estimate we are using approximately 30% of the kitchen’s capacity. In order to take advantage of the competitive strength of the central kitchens created by economies of scale, we intend to increase our central kitchen use to full capacity.

•	Expand into new geographic markets. In the next few years, we intend to expand into new geographic markets. Although we have not yet identified specific new markets, we believe many of the 25 largest metropolitan areas in the United States, as well as certain international cities, are suitable for potential expansion of BRIAZZ operations and brand. It generally takes up to 18 months to establish a new central kitchen once the location has been identified. When appropriate, and subject to available funding, we intend to enter into new markets by concurrently opening a central kitchen and at least four to six cafes and initiating delivery of box lunch and catering services.

•	Build brand awareness. We believe that sales of our branded food products through our cafes and other distribution channels reinforce our image as a provider of fresh, high-quality lunch and breakfast foods and between-meal snacks. We currently build brand awareness through cafe visibility, branded delivery vans and trucks and product packaging. We are engaged in a number of marketing initiatives designed to further build brand awareness, such as in-cafe promotions, redesigned signage for our cafes and increased wholesale relationships.

Our principal executive offices are at 3901 7th Avenue South, Suite 200, Seattle, Washington 98108-5206 and our telephone number is (206) 467-0994. We were incorporated under the laws of the State of Washington in 1995. Our web site address is www.briazz.com. The information contained on our web site is not part of this prospectus.

THE OFFERING

This prospectus covers up to 3,124,810 shares of common stock to be sold by the selling shareholders identified in this prospectus.

Shares offered by the selling shareholders	3,124,810 shares of common stock, no par value per share.(1)

Offering price	Determined at the time of sale by the selling shareholders.

Common stock outstanding prior to conversion of the convertible note and exercise of the warrant and prior to this offering	5,847,310 shares.

Common stock outstanding following conversion of the convertible note and exercise of the warrant and following this offering if all shares are sold	8,180,644 shares.

Common stock owned by the selling shareholders following this offering if all shares are sold	0 shares.(2)(3)

Use of proceeds	All proceeds of this offering will be received by the selling shareholders for their own accounts.

We intend to use the proceeds from the exercise of the warrants, if exercised, for working capital purposes.

Risk factors	You should read the “Risk Factors” section beginning on page 12, as well as other cautionary statements throughout this prospectus, before investing in shares of our common stock.

National Nasdaq Market symbol	BRZZ

(1)	As of June 18, 2002, the convertible note and warrants whose underlying shares of common stock are covered by this prospectus were convertible into approximately 1,041,667 and 250,000 shares of common stock, respectively. We have agreed to register for resale by the holder of such securities, all of the shares of common stock underlying the warrants and 200% of the shares of common stock underlying the convertible note. Accordingly, the common stock offered by the selling shareholders assumes conversion of the principal amount of the convertible note into 2,083,334 shares of common stock and exercise of all of the warrants in exchange for 250,000 shares of common stock, and the immediate resale of all of those shares of common stock.

(2)	This number assumes that the selling shareholders will sell all of their shares available for sale during the effectiveness of the registration statement that includes this prospectus. The selling shareholders are not required to sell their shares. See “Plan of Distribution.” Assumes no exercise of outstanding options to acquire common stock and, except for the warrants described in footnote 1 above, no exercise of outstanding warrants to acquire common stock.

(3)	Pursuant to the registration statement including this prospectus, we have registered 2,083,334 shares of common stock issuable upon conversion of the convertible note, representing 200% of the shares of common stock into which the note was convertible as of June 18, 2002. The actual number of shares into which the note may convert may be significantly larger. However, unless we seek and receive shareholder approval, we will not issue more than 1,163,614 shares of common stock pursuant to the convertible note and warrant. See “Selling Shareholders.”

SUMMARY FINANCIAL DATA

The following table summarizes the financial data and operating data of our business. You should read them in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data” and the consolidated financial statements and notes to the consolidated financial statements included in this prospectus.

	Fiscal Year Ended					Thirteen Weeks Ended

	December 28,	December 27,	December 26,	December 31,	December 30,	April 1, 2001	March 31, 2002
	1997	1998	1999	2000	2001	(unaudited)	(unaudited)

	(in thousands, except share and per share data)
Statement of Operations Data
Sales	$6,504	$15,365	$25,598	$33,692	$32,029	$8,263	$7,438
Loss from operations	(5,521)	(12,644)	(10,889)	(6,131)	(6,957)	(1,289)	(2,207)
Net loss	(5,072)	(12,451)	(15,381)	(6,287)	(6,802)	(1,311)	(2,185)
Accretion of dividends/amortization of discount on preferred stock	1,068	1,951	2,421	3,319	4,318	(1,054)	—
Net loss attributable to common stockholders	(6,140)	(14,402)	(17,802)	(9,606)	(11,120)	(2,365)	(2,185)

Basic and diluted net loss per share	$1,819.26	$4,264.87	$(5,148.14)	$(2,455.68)	$(2.86)	$(926.63)	$(0.37)

Weighted-average shares used in computing basic and diluted net loss per share	3,375	3,377	3,458	3,912	3,889,472	2,552	5,831,370

	December 28,	December 27,	December 26,	December 31,	December 30,	March 31, 2002
	1997	1998	1999	2000	2001	(unaudited)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$16,246	$2,208	$2,153	$555	$6,193	$3,591
Working capital (deficit)	13,948	(5,554)	(2,414)	(2,620)	4,066	2,380
Total assets	25,301	19,958	17,676	14,409	21,953	19,407
Current liabilities	2,956	9,507	5,955	4,869	3,702	3,235
Long-term liabilities	317	474	213	1,888	335	335
Mandatorily redeemable convertible preferred stock	28,197	30,148	48,025	53,609	—	—
Total shareholders’ equity (deficit)	$(6,169)	$(20,171)	$(36,517)	$(45,957)	$17,916	$15,837

	Fiscal Year Ended					Thirteen Weeks Ended

	December 28,	December 27,	December 26,	December 31,	December 30,	April 1, 2001	March 31, 2002
	1997	1998	1999	2000	2001	(unaudited)	(unaudited)

	(in thousands)
Other Financial Data:
EBITDA(1)	$(4,306)	$(10,459)	$(8,153)	$(3,413)	$(4,271)	$(682)	$(1,419)
Cash provided by (used in):
Operating activities	(3,112)	(8,309)	(8,438)	(2,233)	(5,609)	(2,831)	(1,798)
Investing activities	(5,727)	(10,956)	(1,591)	(772)	(3,755)	(104)	(635)
Financing activities	$18,666	$5,227	$9,974	$1,407	$15,002	$2,993	$(169)

(1)	EBITDA represents earnings before interest expense, income taxes, and depreciation and amortization for 2000 and before. In 2001 interest income was also excluded. EBITDA data is included because management understands that such information is considered by certain investors as an additional basis on which to evaluate a company’s ability to pay interest, repay debt and make capital expenditures. Because all companies do not calculate EBITDA identically, the presentation of EBITDA in this prospectus is not necessarily comparable to similarly entitled measures of other companies. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, measures of operating performance as determined in accordance with generally accepted accounting principles.

RISK FACTORS

Risks Related To Our Business

We Have A History Of Losses And Anticipate Continued Losses In The Future, Which May Have A Material Adverse Effect On Our Business, Our Ability To Implement Our Business Strategy And Our Stock Price.

We incurred losses of $5.1 million during the fiscal year ended December 28, 1997, $12.5 million during the fiscal year ended December 27, 1998, $15.4 million during the fiscal year ended December 26, 1999, $6.3 million during the fiscal year ended December 31, 2000, $6.8 million during the fiscal year ended December 30, 2001 and $2.2 million during the thirteen weeks ended March 31, 2002. Since inception, we had accumulated net losses of $50.3 million as of March 31, 2002. These matters raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependant upon numerous factors, including our ability to obtain additional financing, our ability to increase our level of future revenues or our ability to reduce operating expenses. Failure to achieve profitability, or maintain profitability if achieved, may have a material adverse effect on our business, our ability to implement our business strategy and our stock price.

There can be no assurance that we will be able to obtain additional financing, reduce expenses or successfully complete other steps to continue as a going concern. If we are unable to obtain sufficient funds to satisfy our cash requirements, we may be forced to curtail operations, dispose of assets, or seek extended payment terms from our vendors. Such events would materially and adversely affect our financial position and results of operations.

Without Substantial Financing in the Immediate Future, On Terms Favorable To Us, We May Be Required to Limit or Discontinue Our Operations.

We believe our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for approximately three to six months as of July 16, 2002, depending upon the success of our initiatives with current and potential wholesale customers, including Target and Albertson’s. We intend to seek an additional $5 to $10 million in equity financing to fulfill our cash requirements for the near future. We may also seek additional debt financing prior to seeking the $5 to $10 million in equity financing. There can be no assurance that we will be able to obtain additional financing, reduce expenses or successfully complete other steps to reduce or eliminate our losses. In addition, the terms of our outstanding convertible debt may adversely affect our ability to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain additional funds to satisfy our cash requirements on terms favorable to us, we may be forced to limit our operations, dispose of assets, seek extended payment terms from our vendors or discontinue our operations entirely. Such events would adversely affect our business and results of operations.

Any Default in the Repayment of the Convertible Note Held By Laurus Master Fund, Ltd. Could Have a Material and Adverse Affect on Our Business, Prospects, Results of Operations or Financial Condition.

Unpaid principal and accrued and unpaid interest on our convertible note is payable in 16 equal installments on the first business day of each calendar month, beginning on September 1, 2002. Interest only payments are payable prior to that date, monthly beginning July 18, 2002. Although the convertible note provides us with the option of making such payments by issuing shares, we are not permitted to make such payments in shares and are required to make such payments in cash if any of the following events occurs: (i) there fails to exist an effective resale registration statement with respect to the shares; (ii) such conversion of the note would result in the issuance pursuant to the note and associated warrants of more than 1,163,614 shares of common stock, or 19.9% of the number of shares of common stock outstanding on June 18, 2002, unless the issuance of the shares is approved by our shareholders; or (iii) there occurs any event of default. The events of default under the convertible note are similar to those customary for convertible debt securities, including breaches of material terms, failure to pay amounts owed, delisting of our common stock from the Nasdaq Stock Market (unless our common stock is subsequently listed on the Nasdaq SmallCap Market, the OTC Bulletin Board or a national securities exchange), or failure to comply with the reporting, filing or other obligations of listing on such market. Assuming the note was converted on June 18, 2002 by the holder at the conversion price of $1.20, 1,041,667 shares representing 17.8% of the shares of common stock outstanding on June 18, 2002 would be issued. If we default on our obligations under the convertible note, if we fail to have a resale registration statement declared and maintained as effective with respect to the shares, or if the convertible note becomes exercisable for more than 1,163,614 shares, due to changes in our stock price, anti-dilution adjustments or otherwise, we may be required to immediately repay the outstanding principal amount of the convertible note and any accrued and unpaid interest. We do not currently have cash or cash equivalents or available debt or equity financing sufficient to repay such amounts if such repayment is required. Accordingly, we anticipate that additional financing would be required to repay such amounts. We cannot guarantee that such financing would be available on terms favorable to us, or at all. If we could not arrange for such financing on favorable terms, our business and financial results would be materially adversely affected. In the event of any sale or liquidation of our assets to repay such debt, the note holder, as a secured party, would have priority over other creditors and over our shareholders with respect to such assets and the proceeds of such assets.

We May Be Unsuccessful In Developing New Product Lines Or New Distribution Channels For Our Products, Which May Harm Our Business.

We frequently review and evaluate new product lines and new distribution channels for our products. We may, however, be unable to successfully implement any new product lines or distribution channels after having dedicated considerable management time and financial resources to them. We are currently testing the sale of frozen panini sandwiches through Target and fresh food with an extended shelf life through Albertson’s. In the past, we distributed our products through Safeway, Ralph’s and Dominick’s grocery stores. We also developed a line of dinner foods for home meal replacement that was tested through one of our Seattle cafes. These attempts were unsuccessful and have been discontinued. Inability to successfully develop new product lines or new distribution channels in the future could slow our growth and divert management’s attention from other areas of our business.

Our Growth Strategy Requires Us To Open A Significant Number Of New Cafes In Our Existing Markets. If We Are Not Able To Achieve This Planned Expansion, Our Business May Suffer And We May Be Unable To Achieve Or Sustain Profitability.

The success of our growth strategy will depend in large part on our ability to open new cafes and to operate our cafes profitably. We do not currently plan to open additional cafes in 2002. In 2001 and 2002, we postponed certain cafe openings due to lower than expected office occupancy rates and poor market conditions in Seattle, San Francisco and Los Angeles. We cannot assure you that we will be able to achieve our current expansion goals, that we will operate profitably, or, if we do achieve profitability, that we will be able to sustain or increase profitability on a quarterly or annual basis. We estimate that a central kitchen must supply at least four to six cafes and generate non-cafe sales to achieve positive cash flow. Any inability to achieve our expansion goals may adversely affect our financial results or stock price.

The success of our planned expansion will depend upon numerous other factors, many of which are beyond our control, including our ability to:

•	hire, train and retain qualified operating personnel;

•	identify and obtain suitable cafe sites at favorable lease terms;

•	timely develop new cafes, including our ability to obtain available construction materials and labor;

•	manage construction and development costs of new cafes;

•	develop sufficient sales volumes through our cafes and other distribution channels to support our central kitchens;

•	secure required governmental approvals and permits, and comply with ongoing and changing regulatory requirements; and compete successfully in our markets.

In the past, we have closed cafes because they did not generate sufficient revenues and we cannot assure you that additional cafes will not be closed. For the past three quarters ended March 31, 2002, December 30, 2001 and September 30, 2001, our same-store sales have decreased compared to the quarterly periods for the prior year. If our same-store sales continue to decline or fail to sufficiently improve, we may be required to close additional cafes. The closing of a significant number of cafes or the failure to increase same-store sales could have an adverse impact on our reputation, operations and financial results.

We May Not Be Successful In Implementing Our Business Strategy, Which Would Impede Our Growth And Operating Results.

Our business strategy is to focus our retail expansion on cafes in amenity locations (i.e., office buildings where the competition is limited or where we are the only food supplier), maintain our current cafe locations, and expand our box lunch and catering distribution capabilities to serve locations outside the core metropolitan areas in which we operate. Our ability to implement this business strategy depends on our ability to:

•	identify and lease amenity locations suitable for new cafes;

•	increase our brand recognition in our existing markets; and

•	manage growth in administrative overhead and distribution costs likely to result from the planned expansion of our retail and non-retail distribution channels.

Any inability to implement our business strategy would have a material adverse impact on our operating results.

Any inability to manage our growth effectively could adversely affect our operating results.

Failure to manage our growth effectively could harm our business. We have grown significantly since our inception and intend to grow substantially in the future. We have increased the number of our cafes from two cafes as of December 31, 1996 to 47 cafes currently and, subject to available funding, we anticipate opening new cafes in the future. Our existing cafe management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to expend funds to improve these systems, procedures and controls, which we expect will increase our operating expenses and capital requirements. In addition, we must effectively expand, train and manage our work force. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing systems, procedures and controls. In addition, we cannot assure you that we will be able to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our growth strategy. For any of these reasons, we could lose opportunities or overextend our resources, which could adversely affect our operating results.

If We Are Unable To Continue Leasing Our Retail Locations Or Obtain Acceptable Leases For New Cafes, Our Business May Suffer.

All of our 47 cafe locations are on leased premises. If we are unable to renew our leases on acceptable terms, or if we are subject to substantial rent increases, our business could suffer. Because we compete with other retailers for cafe sites and because some landlords may grant exclusive rights to locations to our competitors, we may not be able to obtain new leases or renew existing leases on acceptable terms. Any inability to renew or obtain leases could increase our costs and adversely affect our operating results and brand-building strategy.

Our Restaurant Expansion Strategy Focuses Primarily On Further Penetration Of Existing Markets. This Strategy Could Cause Sales In Some Of Our Existing Cafes To Decline.

In accordance with our expansion strategy, we intend to open new cafes primarily in our existing markets. Many of our cafes are situated in concentrated downtown areas. As a result, the presence of additional cafes in existing markets may result in diminished sales performance and customer counts for cafes near the area in which a new cafe opens, due to sales cannibalization.

Tenant Turnover And Vacancies In Office Buildings Where Our Cafes Are Located Could Cause Our Cafe Sales To Decline.

Our business could suffer as a result of tenant turnover and vacancies. Many of our cafes are located in office buildings, and office workers are our target customers. Vacancies, tenant turnover or tenants with few office workers, especially in San Francisco and Seattle, have negatively impacted the operations of our cafes located in office buildings during the last year due to the reduction in the number of potential customers in the building, and could continue to have a negative impact on our operations. The risk related to vacancies and tenant turnover is greater in office buildings with larger tenants, where the loss of a single tenant may have a greater impact on that cafe’s sales.

If Any Of Our Central Kitchens Were To Close For Any Reason, We Will Be Unable To Supply Our Cafes In That Geographic Market And Our Business Will Suffer.

Our central kitchens produce or distribute substantially all of our food products for the cafes and wholesale accounts in their geographic regions, as well as all of the box lunches and catered platters in each region. If any of our central kitchens were to close for any reason, such as fire, natural disaster or failure to comply with government regulations, we would be unable to provide our food products in the areas served by the affected central kitchen. Our four existing central kitchens are geographically dispersed and none could supply another market if a central kitchen were to close. Any closure of a central kitchen, even for a short period of time, would have a material adverse effect on our operating results.

The Loss Of One Of Our Major Wholesale Customers Could Negatively Impact Our Results.

For the fiscal year ended December 30, 2001, approximately 29.0% of our revenue resulted from branded sales, which consists of box lunch, catering and vending, and wholesale and grocery sales. Our wholesale and grocery sales are made to a relatively small number of companies, including, for example, Quality Food Centers, Inc., a regional grocery store chain, and Tully’s Coffee Corporation, a specialty coffee retailer. In 2001, Quality Food Centers accounted for 9% of our total revenue. Until Kozmo.com, Inc., an Internet-based consumer delivery service, ceased operations in April 2001, it was also a wholesale customer which accounted for 1.8% of our total sales in 2000 and approximately 1.0% of our total sales in the 13-week period ended April 1, 2001. We cannot assure you that the remainder of our major wholesale and grocery customers will continue to maintain accounts or that they will successfully maintain or expand their product offerings. Furthermore, we cannot assure you that our major wholesale customers will not exit our existing markets. The loss of any of our other major wholesale customers could harm our business.

We Are Substantially Dependent On Third-Party Suppliers And Distributors And The Loss Of Any One Of Them Could Harm Our Operating Results.

We are substantially dependent on a small number of suppliers and distributors for our products, including suppliers of meat, breads and soups, and Sysco Distribution Services, which during June 2002 procured from our suppliers and delivered to us approximately 32% of our ingredients and packaging products. As of December 30, 2001, Pacific Coast Fruit Company provided approximately 6.6% of our total cost of food and packaging, while Stockpot, Inc. provided approximately 5.7%. Any failure or delay by any of these suppliers or distributors to deliver products to our central kitchens, even for a short period of time, would impair our ability to supply our cafes and could harm our business. We have limited control over these third parties, and we cannot assure you that we will be able to maintain satisfactory relationships with any of them on acceptable commercial terms. Nor can we assure you that they will continue to provide food products that meet our quality standards. Our relationships with our suppliers are generally governed by short-term contracts. If any of these relationships were to terminate unexpectedly, we may have difficulty obtaining adequate quantities of products of the same quality at competitive prices in a timely fashion, which could limit our product offerings or our ability to adequately supply our cafes and could adversely affect our operating results.

If We Fail To Further Develop And Maintain Our Brand, Our Business Could Suffer.

We believe that maintaining and developing our brand is critical to our success and that the importance of brand recognition may increase as a result of competitors offering products similar to ours. Subject to available funding, we intend to increase our marketing expenditures to create and maintain brand loyalty and increase awareness of our brand. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase or maintain our revenues.

Our success in promoting and enhancing the BRIAZZ brand will also depend on our ability to provide customers with high-quality products and customer service. We cannot assure you that consumers will perceive our products as being of high quality. If they do not, the value of our brand may be diminished and, consequently, our ability to implement our business strategy may be adversely affected.

If Our Customers Do Not Perceive Pre-Packaged Sandwiches And Salads As Fresh And Desirable, Or If They Would Prefer Made-To-Order Food Items, Our Operating Results Will Suffer.

Our business strategy focuses on pre-packaged food items. All of our salads and most of our sandwiches are prepared and assembled in our central kitchens and sold as pre-packaged items. Unlike delicatessens, our cafes generally do not add or omit specific ingredients to or from food items at the customer’s request. If customers prefer custom prepared items over pre-packaged items, or if they do not perceive pre-packaged sandwiches and salads as fresh and desirable, we may be unsuccessful in attracting and retaining customers, causing our operating results to suffer.

Our Business Could Be Harmed By Litigation Or Publicity Concerning Food Quality, Health And Other Issues, Which May Cause Customers To Avoid Our Products And Result In Liabilities.

Our business could be harmed by litigation or complaints from customers or government authorities relating to food quality, illness, injury or other health concerns or operating issues. Because we prepare most of our food products for each geographic market in a central kitchen, health concerns surrounding our food products, if raised, may adversely affect sales in all of our cafes in that market. Adverse publicity about such allegations may negatively affect our business, regardless of whether the allegations are true, by discouraging customers from buying our products. Because we emphasize the freshness and quality of our products, adverse publicity relating to food quality or similar concerns may affect us more than it would food service businesses that compete primarily on other factors. Such adverse publicity could damage our reputation and divert the attention of our management from other business concerns. We could also incur significant liabilities if a lawsuit or claim resulted in an adverse decision or in a settlement payment, and incur substantial litigation costs regardless of the outcome of such litigation.

Our Quarterly Operating Results May Fluctuate And Could Fall Below Expectations Of Securities Analysts And Investors, Resulting In A Decline In Our Stock Price.

Our quarterly and yearly operating results have varied in the past, and we believe that our operating results will continue to vary in the future. For this reason, you should not rely on our operating results as indications of future performance. In future periods, our operating results may fall below the expectations of securities analysts and investors, causing the trading price of our common stock to fall. In addition, most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. Our expense levels are based, in part, on our expectations regarding future sales. As a result, any shortfall in sales relative to our expectations may cause significant decreases in our operating results from quarter to quarter, cause us to fail to meet the expectations of securities analysts and investors and result in a decline in our stock price.

Our Cafes Are Currently Located In Four Geographic Markets. As A Result, We Are Highly Vulnerable To Negative Occurrences In Those Markets.

We currently operate our cafes in Seattle, San Francisco, Chicago and Los Angeles. As a result, we are susceptible to adverse trends and economic conditions in these markets. Additionally, given our geographic concentration, negative publicity regarding any of our cafes, or other regional occurrences such as local strikes, earthquakes or other natural disasters, in these markets, may have a material adverse affect on our business and operations.

Our Food Preparation And Presentation Methods Are Not Proprietary, And Therefore Competitors May Be Able To Copy Them, Which May Harm Our Business.

We consider our food preparation and presentation methods, including our food product packaging, box lunch packaging and design of the interior of our cafes, essential to the appeal of our products and brand. Although we consider our packaging and store design to be essential to our brand identity, we have not applied to register all trademarks or trade dress in connection with these features, and therefore cannot rely on the legal protections provided by trademark registration. Because we do not hold any patents for our preparation methods, it may be difficult for us to prevent competitors from copying our methods. If our competitors copy our preparation and presentation methods, the value of our brand may be diminished and our market share may decrease. In addition, competitors may be able to develop food preparation and presentation methods that are more appealing to consumers than our methods, which may also harm our business.

We Depend On The Expertise Of Key Personnel. If Any Of These Individuals Were To Leave, Our Business May Suffer.

We are dependent to a large degree on the services of Victor D. Alhadeff, our Chairman of the Board and Chief Executive Officer, and C. William Vivian, our President and Chief Operating Officer and a director. Our operations may suffer if we were to lose the services of either of these individuals, either of whom could leave BRIAZZ at any time. In addition, competition for qualified management in our industry is intense. Many of the companies with which we compete for experienced management personnel have greater financial and other resources than we do.

Two Of Our Customers Account For A Significant Portion Of Our Accounts Receivable Balance. The Failure Of Any Of These Customers To Pay Its Account May Harm Our Operating Results.

One of our customers, QFC, accounted for an aggregate of approximately 42.4% of our accounts receivable balance as of December 30, 2001. We anticipate that we will continue to extend credit to QFC and other customers. The failure of any one of these customers to pay its account, now or in the future, may harm our operating results.

Risks Relating To Our Industry

Our Operations Are Susceptible To Changes In Food And Supply Costs, Which Could Adversely Affect Our Margins.

Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our purchasing staff negotiates prices for all of our ingredients and supplies based upon current market prices. Various factors beyond our control, including, for example, governmental regulations, rising energy costs and adverse weather conditions, may cause our food and supply costs to increase. We cannot assure you that we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. Any failure to do so may adversely affect our operating results.

If We Face Increased Labor Costs Or Labor Shortages, Our Growth And Operating Results May Be Adversely Affected.

Labor is a primary component in the cost of operating our business. As of December 30, 2001, we employed 100 salaried and 350 hourly employees. We expend significant resources in recruiting and training our managers and employees. Employee turnover for fiscal 2001 was approximately 137% for hourly employees and 39% for salaried employees. If we face increased labor costs because of increases in competition for employees, the federal minimum wage or employee benefits costs (including costs associated with health insurance coverage), or unionization of our employees, our operating expenses will likely increase and our growth may be adversely affected. Additionally, any increases in employee turnover rates are likely to lead to additional recruiting and training costs.

Our success depends upon our ability to attract, motivate and retain a sufficient number of qualified employees, including cafe managers and kitchen staff, to keep pace with our growth strategy. Qualified persons to fill these positions are in short supply in the markets in which we operate. Any inability to recruit and retain sufficient numbers of employees may delay or prevent the anticipated openings of new cafes or central kitchens.

Competition In Our Markets May Result In Price Reductions, Reduced Margins Or The Inability To Achieve Market Acceptance For Our Products.

The market for lunch and breakfast foods in the geographic markets where we operate is intensely competitive and constantly changing. We may be unable to compete successfully against our current and future competitors, which may result in pricing reductions, reduced margins and the inability to achieve market acceptance for our products.

Many businesses provide services similar to ours. Our competitors include sandwich shops, company cafeterias, delicatessens, pushcart vendors, fast food chains and catering companies. Pret a Manger has successfully executed a concept similar to ours in Great Britain and has opened 11 stores in New York City. In addition, during 2001 Pret a Manger announced that it had received a significant equity investment from McDonald’s Corporation. Pret a Manger may expand its operations to markets in which we operate or expect to enter and it may serve as a model for other competitors to enter into markets in which we operate or expect to enter. Many of our competitors have significantly more capital, research and development, manufacturing, distribution, marketing, human and other resources than we do. As a result, they may be able to adapt more quickly to market trends, devote greater resources to the promotion or sale of their products, receive greater support and better pricing terms from independent distributors, initiate or withstand substantial price competition, or take advantage of acquisition or other opportunities more readily than we can.

We May Be Subject To Product Liability Claims, Which May Adversely Affect Our Operations.

We may be held liable or incur costs to settle liability claims if any of the food products we prepare or sell cause injury or are found unsuitable during preparation, sale or use. Although we currently maintain product liability insurance, we cannot assure you that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all. A product liability claim could result in liability to us greater than our total assets or insurance coverage. Moreover, product liability claims could have an adverse impact on our business even if we have adequate insurance coverage.

Changes In Consumer Preferences Or Discretionary Consumer Spending Could Negatively Impact Our Results.

Our success depends, in part, upon the popularity of our food products and our ability to develop new menu items that appeal to consumers. Shifts in consumer preferences away from our cafes or away from our cuisine, our inability to develop new menu items that appeal to consumers, or changes in our menu that eliminate items popular with some consumers could harm our business. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could harm our business.

Inability To Obtain Regulatory Approvals, Or To Comply With Ongoing And Changing Regulatory Requirements, For Our Central Kitchens Or Cafes Could Restrict Our Business And Operations.

Our central kitchens and our cafes are subject to various local, state and federal governmental regulations, standards and other requirements for food storage, preparation facilities, food handling procedures, other good manufacturing practices requirements and product labeling. We are also subject to license and permit requirements relating to health and safety, building and land use and environmental protection. If we encounter difficulties in obtaining any necessary licenses or permits or complying with these ongoing and changing regulatory requirements:

•	the opening of new cafes or central kitchens could be delayed;

•	existing cafes or central kitchens could be closed temporarily or permanently; or

•	our product offerings could be limited.

The occurrence of any of these problems could harm our operating results.

Risks Relating To This Offering

Our Directors, Executive Officers And Significant Shareholders Hold A Substantial Portion Of Our Stock, Which May Lead To Conflicts With Other Shareholders Over Corporate Governance.

Our directors, executive officers and current holders of 5% or more of our outstanding common stock, including the holder of our convertible note, hold a substantial portion of our stock. These shareholders, acting together, and Victor D. Alhadeff, acting alone, will be able to significantly influence all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which in turn could reduce the market price of our common stock.

Conversion of Our Outstanding Debt Securities Could Substantially Dilute Your Investment Because the Conversion Prices Of Those Securities and/or the Number of Shares of Common Stock Issuable Upon Conversion of Those Securities Are Subject to Adjustment.

We have issued and plan to issue in the future various securities that are convertible or exercisable at prices that are subject to adjustment due to a variety of factors, including fluctuations in the market price of our common stock and the issuance of securities at an exercise or conversion price less than the then-current exercise or conversion price of those securities. As of July 25, 2002, the closing price of a share of our common stock on the Nasdaq National Market was $0.6963. The number of shares of common stock that these adjustable securities ultimately may be converted into or exercised for could prove to be greater than this amount if the market price of our common stock declines. You could, therefore, experience substantial dilution of your investment as a result of the conversion or exercise of our outstanding derivative securities.

The applicable conversion price of the $1.25 million note issued to Laurus Master Fund, Ltd. is variable and does not have a lower-limit; therefore the dilutive effect to our existing security holders is theoretically limitless. Conversely, because the variable conversion price of this note has an upper limit, an increase in the trading price of a share of our common stock will result in a limited benefit to existing security holders with respect to the conversion of this note. The following table sets forth the number of shares issuable upon conversion of the principal portion of the note based upon the indicated hypothetical trading prices, based on the initial conversion price of $1.20 per share and assuming that the note is converted at our election in accordance with the regular payment schedule:

	Hypothetical
Hypothetical	Average of 5 Lowest
Average VWAP For	Closing Prices For
Last 11 Trading	Last 30 Trading	Conversion	Number of Shares	Percentage of Our
Days(1)	Days(2)	Price(3)	Issuable	Common Stock(4)

$2.00	$1.80	$1.20	1,041,667	15.1%
	$1.60	$1.20	1,041,667	15.1%
$1.50	$1.30	$1.20	1,041,667	15.1%
	$1.10	$1.20	1,041,667	15.1%
$1.00	$0.80	$0.68	1,838,236	23.9%
	$0.60	$0.51	2,450,981	29.5%
$0.50	$0.40	$0.34	3,676,471	38.6%
	$0.20	$0.17	7,352,942	55.7%

(1)	Hypothetical average daily volume weighted average (VWAP) of the common stock as reported by Bloomberg, L.P. on the Nasdaq National Market for the 11 trading days preceding a repayment date.

(2)	Hypothetical average of the five lowest closing prices during the 30 trading days immediately preceding the conversion date.

(3)	The initial conversion price is $1.20 per share. However, if the average VWAP of the common stock as reported by Bloomberg, L.P. on the principal trading market for our common stock for the 11 trading days preceding a repayment date is less than 125% of the conversion price, and we have elected to pay the monthly repayment amount in shares of our common stock, then the holder is permitted to convert the repayment amount into our common stock at a conversion price of 85% of the average of the five lowest closing prices during the 30 trading days immediately preceding the conversion date.

(4)	Amounts are based on 5,847,310 shares of our common stock outstanding as of June 18, 2002, plus the corresponding number of shares issuable. The holder has contractually agreed to certain restrictions on the number of shares of common stock that may be issued upon conversion of the note. See “Selling Shareholders”.

In addition to the adjustments described in footnote (3) to the foregoing table, the initial conversion price of $1.20 per share is subject to downward adjustments:

•	on a “fully weighted average” basis, to adjust for the dilutive effect of any additional issuances of our securities prior to the conversion of the note at prices lower than the conversion price then in effect (subject to customary exclusions); and

•	in the event any event of default has occurred and is continuing under the note, in which case the conversion price shall be the lower of $1.20 or 70% of the average of the three lowest closing prices for the common stock as repost on the principal trading exchange of our common stock for the prior thirty trading days.

The foregoing adjustments to the conversion price of the note are cumulative.

As a result of conversions of the principal or interest portion of our convertible note and related sales of our common stock by the holder, the market price of our common stock could be depressed, thereby resulting in a significant increase in the number of shares issuable upon conversion of the principal and interest portions of the note. You could, therefore, experience substantial dilution of your investment as a result of the conversion of the principal or interest portions of our convertible debentures.

If Our Security Holders Engage in Short Sales Of Our Common Stock, Including Sales of Shares to Be Issued Upon Conversion of Debt Securities, the Price of Our Common Stock May Decline.

Selling short is a technique used by a shareholder to take advantage of an anticipated decline in the price of a security. A significant number of short sales or a large volume of other sales within a relatively short period of time can create downward pressure on the market price of a security. The decrease in market price would allow holders of our debt securities that have conversion prices based upon a discount on the market price of our common stock to convert their debt securities into or for an increased number of shares of our common stock. Further sales of common stock issued upon conversion of our debt securities could cause even greater declines in the price of our common stock due to the number of additional shares available in the market, which could encourage short sales that could further undermine the value of our common stock. You could, therefore, experience a decline in the value of your investment as a result of short sales of our common stock.

Our Current Financing Arrangements Could Prevent Our Common Stock From Being Listed on Nasdaq or Other Principal Markets.

Nasdaq and other principal markets require that, to be eligible for inclusion in the stock market, a company’s common stock have a specified minimum bid price per share. Convertible debt financings, especially those with variable conversion prices with low or no low-price limits, characteristically exert downward pressure on the market for a company’s common stock. This pressure, if applied against the market for our common stock, may cause our common stock from to be delisted on Nasdaq or other principal markets due to low stock price.

The Aggregate Value of Our Public Float, or the Shares of Our Common Stock Held By Non-Insiders, and the Minimum Bid Price of Our Common Stock Has Recently Not Been in Compliance with Nasdaq’s Criteria For Continued Listing on the Nasdaq National Market, and We May Be Transferred to the Nasdaq SmallCap Market or Delisted If We Are Unable to Comply.

Our common stock is quoted on the Nasdaq National Market. There are a number of continuing requirements that must be met in order for our common stock to remain eligible for quotation on the Nasdaq National Market or the Nasdaq SmallCap Market. The failure to meet the maintenance criteria in the future could result in the delisting of our common stock from Nasdaq. If our common stock were to be delisted, trading, if any, in the common stock may then continue to be conducted on the OTC Bulletin Board. As a result, an investor may find it more difficult to sell our common stock or to obtain accurate quotations as to the market value of our common stock. On August 6, 2002, we were notified by Nasdaq that we are out of compliance with the Nasdaq National Market rule that requires a National Market-listed company to maintain a $5.0 million minimum aggregate value for its shares held in public float. If we are unable to regain compliance with the rule for a minimum of 10 consecutive trading days prior to November 5, 2002, Nasdaq has informed us that unless we have applied and are accepted for listing on the Nasdaq SmallCap Market, we will be provided with written notification that our shares will be delisted. Based on the bid price and closing price of our common stock on August 5, 2002, we are also out of compliance with the Nasdaq National Market rule that requires a National Market-listed company to maintain a $1.00 minimum bid price. Nasdaq may notify us that we are not in compliance with the minimum bid price rule and, if we are not able to regain compliance with such rule within the prescribed timeframe, Nasdaq may notify us that we will be delisted. We cannot guarantee you that we will be able to regain compliance with the public float or minimum bid rules within the prescribed timeframe, or at all. If Nasdaq provides us with a notice of delisting, we would have the option of appealing the delisting decision to a Nasdaq listing qualifications review panel and presenting our argument for continued National Market listing to such panel, of applying for listing on the Nasdaq SmallCap Market or of allowing the delisting to occur. Even if we appeal and/or apply for listing on the Nasdaq SmallCap Market, we cannot guarantee that the appeal will be successful or that the application will be accepted, as the case may be, in which event delisting will occur and trading of our common stock may thereafter take place on the OTC Bulletin Board.

Our Stock Price May Be Volatile Because Of Factors Beyond Our Control, And You May Lose All Or A Part Of Your Investment.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which are beyond our control, including:

•	changes in securities analysts’ recommendations or estimates of our financial performance;

•	changes in market valuations of similar companies; and

•	announcements by us or our competitors of significant contracts, new products, acquisitions, commercial relationships, joint ventures or capital commitments.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us, regardless of its merit, could result in substantial costs and divert the attention of our management from other business concerns, which in turn could have a materially adverse impact on our financial results.

Our Articles Of Incorporation, Bylaws And The Washington Business Corporation Act Contain Anti-Takeover Provisions Which Could Discourage Or Prevent A Takeover, Even If An Acquisition Would Be Beneficial To Our Shareholders.

Provisions of our amended and restated articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors, without shareholder approval, to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect directors;

•	limiting the ability of shareholders to call special meetings of shareholders; and

•	prohibiting shareholder action by non-unanimous written consent and requiring all shareholder actions to be taken at a meeting of our shareholders.

In addition, Chapter 23B.19 of the Washington Business Corporation Act and the terms of our stock option plan may discourage, delay or prevent a change in control which you may favor.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by our use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those described in connection with the forward-looking statement and the factors listed in “Risk Factors” above and elsewhere in this prospectus.

Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this prospectus. You should not place undue reliance on forward-looking statements.

USE OF PROCEEDS

This prospectus is part of a registration statement that permits the selling shareholders to sell their shares. Because this prospectus is solely for the purpose of sales by the selling shareholders, we will not receive any proceeds from the sale of stock being offered. If the holder of the warrants the underlying shares of which are being offered hereby exercises its right to acquire common shares, we could receive proceeds of $395,000. Should such selling shareholder choose to exercise its warrants, any funds received will be used for working capital. There can be no assurance that such warrants will be exercised.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

SELLING SHAREHOLDERS

This prospectus covers the offering of shares of common stock by the selling shareholders named below. This prospectus is part of a registration statement filed in order to register, on behalf of the selling shareholders, a total of 3,124,810 shares of common stock as follows:

•	2,083,334 shares of common stock issuable by us to Laurus Master Fund, Ltd. (Laurus) upon the exercise of an outstanding note;

•	250,000 shares of common stock issuable by us to Laurus upon the exercise of certain outstanding warrants;

•	617,358 shares of common stock issued by us to Whitney Equity Partners, L.P. (Whitney) in private placements; and

•	174,118 shares of common stock issued by us to J. F. Shea Co., Inc. (Shea) in a private placement.

The following are the number of shares beneficially owned by the selling shareholders prior to this offering; the number of shares to be offered for the selling shareholders’ accounts; the percentage of shares owned by the selling shareholders prior to the offering; and the number of shares to be owned by the selling shareholders following completion of the offering:

			Percentage of	Number of Shares
	Number of		Shares Owned	Owned Upon
	Shares Owned	Number of	Prior to	Completion of
Name	Before Offering	Shares Offered	Offering(1)	Offering(1)

Laurus Master Fund, Ltd., a Cayman Islands company(2)	2,333,334 (3)	2,333,334 (3)	28.5%	0
Whitney Equity Partners, L.P., a Delaware limited partnership(4)	617,358	617,358	7.5%	0
J. F. Shea Co., Inc., a Nevada corporation	174,118	174,118	2.1%	0

Total	3,124,810	3,124,810	38.2%	0

(1)	Unless otherwise annotated in this column, all percentages are based on 8,180,644 shares of common stock consisting of 5,847,310 shares of common stock issued and outstanding on June 18, 2002, 2,083,334 shares of common stock issuable upon conversion of the convertible note, representing 200% of the number of shares of common stock into which the note was convertible as of June 18, 2002, and 250,000 shares of common stock issuable upon exercise of the warrants being registered under this registration statement. Assumes that all shares registered for resale by this prospectus have been sold. Does not include shares underlying issued stock options or warrants not the subject of this registration statement. Notwithstanding the foregoing, Laurus Master Fund, Ltd. has contractually agreed to restrict its ability to receive shares upon conversion of its note and exercise of its warrants such that the aggregate number of shares of common stock received by it upon such conversion or exercise may not exceed 1,163,614 shares, or 19.9% of the shares outstanding as of June 18, 2002, subject to appropriate adjustment for stock splits, stock dividends or other similar recapitalizations affecting the common stock, unless the issuance of shares in excess of such amount shall be first approved by our shareholders. In addition, Laurus Master Fund Ltd. has contractually agreed to restrict its ability to convert its note and exercise its warrants such that the note may not be converted into shares of common stock and the warrants may not be exercised to acquire shares of common stock if such conversion or exercise would result in beneficial ownership by it and its affiliates of more than 4.99% of the number of then outstanding shares of common stock; provided, however, that such restrictions on conversion and exercise may be revoked by the holder upon 75 days prior notice to us, and are automatically null and void upon an event of default under the note.

(2)	In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Laurus Capital Management, L.L.C. may be deemed a control person of the shares owned by such entity. David Grin and Eugene Grin are the principals of Laurus Capital Management, L.L.C.

(3)	Based on the number of shares being offered pursuant to this prospectus. See footnote (1).

(4)	For additional information regarding Whitney and securities that may be deemed to be beneficially owned by Whitney, see “Principal Shareholders” below.

The foregoing table assumes the issuance of 2,083,334 shares of common stock upon conversion of the Laurus note. The actual number of shares to be issued to Laurus, and percentage of shares owned by Laurus after such issuance, may be significantly larger. See “Description of Capital Securities — 14% Convertible Secured Note.”

The foregoing table assumes that the selling shareholders will sell all of their shares available for sale during the effectiveness of the registration statement that includes this prospectus. The selling shareholders are not required to sell their shares. See “Plan of Distribution”.

The shares issued to the selling shareholders are “restricted” shares under applicable federal and state securities laws and are being registered to give the selling shareholders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the selling shareholders. The selling shareholders may from time to time offer and sell all or a portion of their shares on the Nasdaq National Market or other principal trading market, in negotiated transactions, or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See “Plan of Distribution.” The selling shareholders reserve the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the distribution of registered shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

We will sell the warrant shares to Laurus if and when it chooses to exercise them. If this (or any subsequent) registration statement is then in effect, once Laurus has exercised its warrants, it will be free to re-sell the stock it receives at such time or times as it may choose, just as any purchaser of stock in the open market is allowed to do. We do not know how much, if any, of such stock Laurus will hold or re-sell upon exercise of its warrants.

Based on information provided to us, except as otherwise provided, the selling shareholders are not and have not been affiliated with any broker-dealer in the United States.

On June 18, 2002, we entered into a Securities Purchase Agreement with Laurus Master Fund, Ltd. in connection with the issuance of a 14% convertible note to the Laurus Master Fund, Ltd. in the amount of $1.25 million and a warrant to purchase 250,000 shares of common stock at exercise prices ranging from $1.43 to $1.95. The note matures on December 18, 2003. The note is secured by our assets. Net proceeds to us after paying escrow fees, legal fees of Laurus and a fee to Laurus’ fund manager were $1.14 million. For a more detailed description of the securities and our obligations, please see “Description of Capital Securities.”

Between August 1997 and February 2001, Whitney participated in a number of our financings of Series B preferred stock, Series C preferred stock and warrants to acquire Series C preferred stock. In May 2001, immediately prior to the closing of our initial public offering, as part of the conversion of all outstanding shares of our preferred stock into shares of common stock, all of Whitney’s shares of Series B preferred stock and Series C preferred stock converted into 617,358 shares of our common stock, and all of Whitney’s warrants to acquire Series C preferred stock converted into warrants to acquire 196,971 shares of our common stock at an exercise price of $5.74 per share. The 617,358 shares of common stock being offered by Whitney pursuant to this prospectus have been registered for resale pursuant to Whitney’s exercise of its “piggyback” registration rights. For a more detailed description of Whitney’s registration rights, please see “Description of Capital Securities — Registration Rights.”

We granted Whitney the right to nominate a member of our board of directors pursuant to the shareholders’s agreement dated August 15, 1997 among us and certain of our shareholders. In May 2001, upon the effectiveness of the registration statement for our initial public offering, the shareholders’ agreement terminated. Whitney’s nominee at such time, Paul Vigano, continued to serve on our board of directors until he resigned as a director in December 2001. From time to time, we have granted stock options to our directors, including directors who were nominees of Whitney. For certain information regarding stock options held by former nominees of Whitney, see “Principal Shareholders”.

In January 2001, we entered into a Series C Stock Subscription Agreement with J. F. Shea Co., Inc. pursuant to which we issued to Shea 1,000,000 shares of our Series C preferred stock at a purchase price of $1.00 per share. Pursuant to the terms of our Series C preferred stock offering, we granted Shea certain registration rights and Shea became a party to the shareholders’ agreement, as amended. In May 2001, immediately prior to the closing of our initial public offering, Shea’s 1,000,000 shares of our Series C preferred stock converted into 174,118 shares of our common stock. The 174,118 shares of our common stock being offered by Shea pursuant to this prospectus have been registered for resale pursuant to Shea’s exercise of its “piggyback” registration rights. For a more detailed description of Shea’s registration rights, please see “Description of Capital Securities — Registration Rights.”

Except as described in this prospectus, the selling shareholders have not held any position or office or had any material relationship with BRIAZZ during the past three years.

Except as otherwise provided, the selling shareholders are not affiliated and have not been affiliated with us or any of our predecessors or affiliates during the past three years.

SELECTED FINANCIAL DATA

The following selected financial data are qualified in their entirety by reference to, and you should read them in conjunction with, our financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The statement of operations data presented below for the years ended December 26, 1999, December 31, 2000 and December 30, 2001 and the selected balance sheet data at December 30, 2001 and December 31, 2000 are derived from BRIAZZ’s financial statements that have been audited by PricewaterhouseCoopers LLP, independent auditors. The statement of operations data presented below for the years ended December 28, 1997 and December 27, 1998, and the selected balance sheet data at December 28, 1997, December 27, 1998 and December 26, 1999 are derived from BRIAZZ’s financial statements that have also been audited by PricewaterhouseCoopers LLP and are not included in this prospectus. The financial information at March 31, 2002, and for the 13-week periods ended March 31, 2002 and April 1, 2001 is unaudited but includes all adjustments, consisting of only normal recurring adjustments, that the company considers necessary for a fair presentation, in all material respects, of its financial position, operating results and cash flows for the interim dates and periods presented. The results of operation for the 13-week periods ended March 31, 2002 and April 1, 2001 are not necessarily indicative of results for the entire fiscal year or future periods.

	Fiscal Year Ended					Thirteen Weeks Ended

	December 28,	December 27,	December 26,	December 31,	December 30,	April 1, 2001	March 31, 2002
	1997	1998	1999	2000	2001	(unaudited)	(unaudited)

			(in thousands, except share and per share data)
Statement of Operations Data
Sales
Retail	$4,723	$11,913	$19,428	$23,624	$22,737	$5,854	$5,376
Branded Sales	1,781	3,452	6,170	10,068	9,292	2,409	2,062

Total Sales	$6,504	$15,365	$25,598	$33,692	$32,029	$8,263	$7,438

Operating
Cost of food and packaging	$3,079	$6,979	$11,520	$13,597	$12,480	$3,165	$2,813
Occupancy expenses	916	2,393	3,602	3,818	4,010	932	996
Labor expenses (including amortization of deferred stock compensation of $186 for 2001 and $81 for 2000)	2,866	6,690	9,506	11,186	11,098	2,763	2,726
Depreciation and amortization	625	1,785	2,628	2,657	2,686	606	788
Other operating expenses	1,135	2,501	2,419	1,921	1,849	435	453
General and administrative expenses (including amortization of deferred stock compensation of $102 for 2001 and $41 for 2000)	3,404	6,492	6,033	6,581	6,837	1,651	1,851
Loss on sale of assets	—	—	—	—	—	—	2
Provision for asset impairment and store closure	—	1,169	779	63	26	—	16

Total operating expenses	12,025	28,009	36,487	39,823	38,986	9,552	9,645

Loss from operations	(5,521)	(12,644)	(10,889)	(6,131)	(6,957)	(1,289)	(2,207)
Other (expense) income	449	193	(4,492)	(156)	155	(22)	22

Net loss	(5,072)	(12,451)	(15,381)	(6,287)	(6,802)	(1,311)	(2,185)

Accretion of dividends/ amortization of discount on preferred stock	1,068	1,951	2,421	3,319	4,318	(1,054)	—

Net loss attributable to common stockholders	$(6,140)	$(14,402)	$(17,802)	$(9,606)	$(11,120)	$(2,365)	$(2,185)

	Fiscal Year Ended					Thirteen Weeks Ended

	December 28,	December 27,	December 26,	December 31,	December 30,	April 1, 2001	March 31, 2002
	1997	1998	1999	2000	2001	(unaudited)	(unaudited)

	(in thousands, except share and per share data)
Basic and diluted net loss per share	$(1,819.26)	$(4,264.87)	$(5,148.14)	$(2,455.68)	$(2.86)	$(926.63)	$(0.37)

Weighted-average shares used in computing basic and diluted net loss per share	3,375	3,377	3,458	3,912	3,889,472	2,552	5,831,370

	December 28,	December 27,	December 26,	December 31,	December 30,	March 31, 2002
	1997	1998	1999	2000	2001	(unaudited)

			(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$16,246	$2,208	$2,153	$555	$6,193	$3,591
Working capital (deficit)	13,948	(5,554)	(2,414)	(2,620)	4,066	2,380
Total assets	25,301	19,958	17,676	14,409	21,953	19,407
Current liabilities	2,956	9,507	5,955	4,869	3,702	3,235
Long-term liabilities	317	474	213	1,888	335	335
Mandatorily redeemable convertible preferred stock	28,197	30,148	48,025	53,609	—	—
Total shareholders’ equity (deficit)	$(6,169)	$(20,171)	$(36,517)	$(45,957)	$17,916	$15,837

	Fiscal Year Ended					Thirteen Weeks Ended

	December 28,	December 27,	December 26,	December 31,	December 30,	April 1, 2001	March 31, 2002
	1997	1998	1999	2000	2001	(unaudited)	(unaudited)

			(in thousands)
Other Financial Data:
EBITDA(1)	$(4,306)	$(10,459)	$(8,153)	$(3,413)	$(4,271)	$(1,419)	$(682)

Cash provided by (used in):
Operating activities	(3,112)	(8,309)	(8,438)	(2,233)	(5,609)	(2,831)	(1,798)
Investing activities	(5,727)	(10,956)	(1,591)	(772)	(3,755)	(104)	(635)
Financing activities	$18,666	$5,227	$9,974	$1,407	$15,002	$2,993	$(169)

(1)	EBITDA represents earnings before interest expense, income taxes, and depreciation and amortization. In 2001, interest income was also excluded. EBITDA data are included because management understands that such information is considered by certain investors as an additional basis on which to evaluate the company’s ability to pay interest, repay debt and make capital expenditures. Because all companies do not calculate EBITDA identically, the presentation of EBITDA herein is not necessarily comparable to similarly entitled measures of other companies. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, measures of operating performance as determined in accordance with generally accepted accounting principles.

Selected Quarterly Financial Data

The following table provides certain selected quarterly financial data for each full quarterly period during the last two fiscal years and each full quarterly period thereafter. Our fiscal year ends on the last Sunday in December and is based on a 52- or 53-week fiscal year. Each period consists of thirteen weeks except the period ended December 31, 2000 which has fourteen weeks due to the 53-week fiscal year for 2000.

	Quarterly Period Ended

	Mar. 26,	June 25,	Sept. 24,	Dec. 31,	April 1,	July 1,	Sept. 30,	Dec. 30,	Mar. 31,
	2000	2000	2000	2000	2001	2001	2001	2001	2002

	(in thousands, except share and per share data) (unaudited)
Statement of Operations Data
Total sales	$7,507	$8,672	$8,774	$8,740	$8,263	$8,393	$7,944	$7,429	$7,438
Total operating expense	9,192	9,932	10,012	10,689	9,552	9,557	9,892	9,985	9,645
Loss from operations	$(1,685)	$(1,260)	$(1,238)	$(1,949)	$(1,289)	$(1,164)	$(1,948)	$(2,556)	(2,207)
Other (expense) income	(40)	(33)	(48)	(34)	(22)	112	86	(20)	22
Net loss	$(1,725)	$(1,293)	$(1,286)	$(1,983)	$(1,311)	$(1,052)	$(1,862)	$(2,576)	$(2,185)
Accretion of dividends/ amortization of discounts on preferred stocks	823	859	828	810	1,054	3,264	—	—	—
Net loss attributable to common shareholders	(2,548)	(2,152)	(2,114)	(2,793)	(2,365)	(4,316)	(1,862)	(2,576)	$(2,185)
Basic and diluted net loss per share	$(720.57)	$(558.75)	$(525.88)	$(676.49)	$(926.63)	$(1.11)	$(0.32)	$(0.44)	$(0.37)
Weighted-average shares used in computing basic and diluted net loss per share	3,536	3,851	4,021	4,127	2,552	3,905,373	5,824,988	5,824,993	5,831,370

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Overview

BRIAZZ prepares and sells high-quality, branded lunch and breakfast foods for the “on-the-go” consumer. We sell our products primarily through our company-operated cafes, through delivery of box lunches and catered platters directly to corporate customers and through selected wholesale accounts. Our core products are sandwiches, salads and soups, which are complemented by a variety of fresh baked goods, premium juices, Starbucks coffees and fresh fruit.

We currently operate 47 cafes in the Seattle, San Francisco, Chicago and Los Angeles metropolitan areas, an increase of four since December 30, 2001. The four cafe increase is due to the opening of one cafe in the first quarter and four cafes in the second quarter of 2002 and the closure of one location in the first quarter of 2002. This closure resulted from decreased sales as the cafe’s building occupancy shifted from normal office occupancy to a data-center. In 2002, costs associated with this cafe closure were $16,000. Our growth strategy is to open new cafes in our existing markets and, when appropriate, enter into new markets by concurrently opening a central kitchen and at least four to six cafes and initiating delivery of box lunch and catering services; however, we do not plan to open additional cafes in 2002.

During the fourth quarter 2001, we made a reduction in our workforce at our general and administrative office. The cost of this reduction has approximated the salary expense in the fourth quarter of 2001 that would have been incurred without the reduction. The expected annual cash savings going forward in 2002 will approximate $0.63 million.

Subsequent to the quarter ended March 31, 2002, we completed a $1.25 million convertible debt financing with Laurus. See “Recent Developments” for a description of the financing and its impact on our financial position.

From fiscal 1995 through 2000, we measured our operational results based on 13 four-week periods. There were fifty-two weeks in 1999, fifty-three weeks in 2000 and fifty-two weeks in 2001. In fiscal 2001 we converted to four 13-week periods with a 52-or 53-week fiscal year. Adjustments were made to 2000 results to express the results in four 13-week periods comparable to 2001.

Geographic Markets

We currently operate in four markets: Seattle, San Francisco, Chicago and Los Angeles. Each market is supported by its own central kitchen. We have presented our sales results here by geographic market to help you understand our business, but we do not operate our business in geographic segments. We manage our business through four reportable segments: Retail, Branded Sales, Kitchens, and General & Administrative. Retail consists of sales generated through the company’s cafes. Branded Sales consists of two subgroups: 1) box lunch, catering and vending and 2) wholesale and grocery. Branded Sales subgroups consists of sales which are aggregated because they have similar economic characteristics. Kitchens consist of unallocated cost of products and packaging, along with unallocated costs of kitchen operations. General and Administrative consists of all cost incurred by the corporate office as well as those administrative costs incurred by Retail. Management evaluates segment performance primarily based on sales and segment operating income (loss).

Below is a comparison of sales in each market for fiscal years 1999, 2000 and 2001. Market pre-tax profit (loss) consists of all sales less all expenses related to each market other than corporate general and administrative expense. Sales include sales from cafes, box lunches, catering, vending, wholesale, grocery and other accounts. Expenses for each market consist of occupancy expense, labor expense, general and administrative expense, other operating expense, depreciation and amortization and provision for asset impairment and store closure. Each of these items are described in more detail in “Results of Operations.” Corporate general and administrative totals will differ from the General and Administrative segment financial information because corporate general and administrative included depreciation and amortization related to corporate assets.

Geographic Markets

	Fiscal Years Ended

	December 30,	December 31,	December 26,
	2001	2000	1999

	(in thousands, except café numbers)
Seattle
Sales:
Retail	$5,997	$6,607	$5,997
Branded Sales	5,686	5,915	4,054

Total sales	11,683	12,522	10,051

Cost of food and packaging:
Retail	2,211	2,447	2,385
Branded Sales	2,565	2,792	2,008
Unallocated cost of food and packaging	109	85	289

Total cost of food and packaging	4,885	5,324	4,682

Pre-tax profit (loss)	$88	$550	$(1,121)

Cafes	13	11	11
San Francisco
Sales:
Retail	$8,051	$9,053	$7,755
Branded Sales	1,426	2,270	1,077

Total sales	9,477	11,323	8,832

Cost of food and packaging:
Retail	2,822	3,214	3,004
Branded Sales	462	911	370
Unallocated cost of food and packaging	165	115	231

Total cost of food and packaging	3,449	4,240	3,605

Pre-tax profit (loss)	$(11)	$1,029	$(402)

Cafes	12	11	11
Chicago
Sales:
Retail	$4,812	$4,430	$3,734
Branded Sales	1,153	1,094	584

Total sales	5,965	5,524	4,318

Cost of food and packaging:
Retail	1,835	1,774	1,609
Branded Sales	411	444	199
Unallocated cost of food and packaging	64	85	290

Total cost of food and packaging	2,310	2,303	2,098

Pre-tax profit (loss)	$(836)	$(1,114)	$(1,733)

Cafes	10	9	9
Los Angeles
Sales:
Retail	$3,877	$3,534	$1,942
Branded Sales	1,027	789	455

Total sales	4,904	4,323	2,397

Cost of food and packaging:
Retail	1,398	1,324	770
Branded Sales	354	311	242
Unallocated cost of food and packaging	84	95	123

Total cost of food and packaging	1,836	1,730	1,135

Pre-tax profit (loss)	$(652)	$(592)	$(1,344)

Cafes	8	7	5
All Markets
Sales:
Retail	$22,737	$23,624	$19,428
Branded Sales	9,292	10,068	6,170

Total sales	32,029	33,692	25,598
Cost of food and packaging:
Retail	8,266	8,759	7,768
Branded Sales	3,792	4,458	2,819

	Fiscal Years Ended

	December 30,	December 31,	December 26,
	2001	2000	1999

	(in thousands, except café numbers)
Unallocated cost of food and packaging	422	380	933

Total cost of food and packaging	12,480	13,597	11,520

Pre-tax profit (loss)	$(1,411)	$(127)	$(4,600)
Loss from operations	$(6,957)	$(6,131)	$(10,889)

Total cafes	43	38	36

The following discussion of our results of operations should be read in conjunction with “Selected Financial Data,” the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus. Our fiscal year ends on the last Sunday in December and is based on a 52- or 53-week fiscal year.

The following table sets forth statement of operations data for the periods indicated as a percentage of net revenues:

	Fiscal Years Ended			13-Week Period Ended

	December 30,	December 31,	December 26,	March 31, 2002	April 1, 2001
	2001	2000	1999	(unaudited)	(unaudited)

	(as a percentage of sales, except number of locations data)
Statement of Operations Data
Sales:
Retail	71.0%	70.1%	75.9%	72.3%	70.8%
Branded Sales	29.0%	29.9%	24.1%	27.7%	29.2%

Total sales	100.0%	100.0%	100.0%	100.0%	100.0%
Operating Expenses:
Cost of food and packaging	39.0%	40.4%	45.0%	37.8%	38.3%
Occupancy expenses	12.5%	11.3%	14.1%	13.4%	11.3%
Labor expenses (including amortization of deferred stock compensation of $186 for 2001 and $81 for 2000)	34.6%	33.2%	37.1%	36.7%	33.4%
Depreciation and amortization	8.4%	7.9%	10.3%	10.6%	7.3%
Other operating expenses	5.8%	5.7%	9.4%	6.1%	5.3%
General and administrative expenses (including amortization of deferred stock compensation of $102 for 2001 and $41 for 2000)	21.3%	19.5%	23.6%	24.9%	20.0%
Provision for asset impairment and store closure	0.1%	0.2%	3.0%	0.2%	—

Total operating expenses	121.7%	118.2%	142.5%	129.7%	115.6%

Loss from operations	-21.7%	-18.2%	-42.5%	-29.7%	-15.6%
Other (expense) income	0.5%	-0.5%	-17.5%	0.3%	-0.3%

Net loss	-21.2%	-18.7%	-60.1%	-29.4%	-15.9%

Selected Operations Data
Number of locations at period end:
Central kitchens	4	4	4	4	4
Cafes	43	38	36	43	40

Results Of Operations 13-Week Period Ended March 31, 2002 Compared With 13-Week Period Ended April 1, 2001

Sales

Total sales decreased by $0.82 million, or 10.0%, from $8.26 million to $7.44 million.

Retail sales decreased by $0.48 million, or 8.2%, from $5.85 million to $5.38 million. This decrease was primarily due to lower office occupancy rates in these areas and the closure of the Westin store in Seattle. Same-store sales decreased by $0.84 million, or 14.6%, from $5.75 million to $4.91 million. Same-store sales consist only of sales from cafes, and do not include sales from branded sales. The decrease in same-store sales was primarily due to the decrease in occupancy rates of many of the buildings in which we are located.

Branded sales decreased by $0.35 million, or 14.4%, from $2.41 million to $2.06 million. This decrease was primarily due to a decrease in Tully’s sales and the discontinuation of sales to Safeway and Kozmo.com. Safeway was discontinued due to unprofitable sales while Kozmo.com was eliminated due to discontinuance of that company. In addition, as our brand awareness has matured in each geographic region, we have been able to grow our box lunch and catering sales.

Operating expenses

Operating expenses consist of costs of food and packaging, occupancy, labor, depreciation and amortization, other operating, general and administrative and provision for asset impairment and store closure. Total operating expenses increased by $0.09 million, or 1.0%, from $9.55 million to $9.65 million. As a percentage of sales, our operating expenses increased from 115.6% to 129.7%. The increase in operating expense and percentage of sale was primarily due to the costs related to being a public company, occupancy expenses for new retail locations and decreased sales.

Cost of food and packaging decreased by $0.35 million, or 11.1%, from $3.17 million to $2.81 million due to lower sales volume. Cost of food and packaging decreased as a percentage of sales from 38.3% to 37.8%.

Cost of food and packaging for retail sales decreased by $0.11 million, or 5.1%, from $2.06 million to $1.95 million. Cost of food and packaging for branded sales decreased by $0.22 million, or 21.6%, from $1.02 million to $0.80 million. The decrease for both retail sales and branded sales was due to the lower sales volumes. Unallocated cost of food and packaging for kitchens decreased by $0.03 million, or 32.2%, from $0.08 million to $0.06 million. This decrease was due to implementing a series of changes in the management and operations of our central kitchens to reduce our operating costs, particularly with respect to unit labor costs.

Occupancy expenses consists of costs related to the leasing of retail space for our cafes and our central kitchens. Occupancy expense increased by $0.06 million, or 6.9%, from $0.93 million to $1.0 million. This increase was due to the opening of five additional cafes during the fiscal year 2001 and one cafe opening in the first quarter of 2002, offset by the closure of one cafe during February 2002. As a percentage of sales, occupancy expense increased from 11.3% to 13.4%, primarily due to decreased sales. Our rents are fixed or variable determined as a percentage of sales, or a combination of both.

Labor expenses consist of wages and salaries paid to employees. Labor expenses decreased by $0.04 million, or 1.3%, from $2.76 million to $2.73 million. This decrease was due to the decrease in sales volumes. As a percentage of sales, labor expenses increased from 33.4% to 36.6%. This increase was primarily due to decreased sales.

Depreciation and amortization relates to leasehold improvements, equipment and vehicles. Depreciation and amortization expense increased by $0.18 million, or 30.0%, from $0.61 million to $0.79 million. As a percentage of sales, depreciation and amortization increased from 7.3% to 10.6%. This increase was primarily due to decreased sales.

Other operating expenses consist of direct operating, marketing, repair and maintenance expense. Other operating expenses increased by $0.02 million, or 4.1%, from $0.44 million to $0.45 million. As a percentage of sales, other operating expenses increased from 5.3% to 6.1%. This increase was primarily due to decreased sales.

General and administrative expenses relate to the support functions performed by our corporate office, such as finance, human resources, marketing, food development and information systems. This expense primarily consists of salaries of our corporate executives, senior management and staff, and our corporate office lease and related office expenses. General and administrative expenses increased by $0.20 million, or 12.1%, from $1.65 million to $1.85 million. Primarily the increase was due to expenses relating to being a public company such as additional legal and accounting expenses. As a percentage of sales, general and administrative expenses increased from 20.0%

to 24.9%.

Provision for asset impairment and store closure relates to the write-down of leasehold improvements at some cafe locations. Provision for asset impairment and store closure increased by $16,000 in the thirteen weeks ended March 31, 2002, due to the closure of the Westin store located in Seattle. No other store closures are planned.

Other (Expense) Income

Other (expense) income includes interest and other expense and interest and other income. Other (expense) income increased by $.04 million, or 200%, from ($.02) million to $.02 million. This increase was due to the interest income generated from the proceeds associated with the Series C financing that closed February 1, 2001 and the initial public offering that closed on May 7, 2001. As a percentage of sales, other (expense) income increased from (0.3%) to 0.3%.

Net Loss

Net loss increased by $0.87 million, or 66.7%, from $1.31 million to $2.19 million. This increase was primarily due to decreased sales and increased occupancy, and general and administrative expenses. As a percentage of sales, net loss increased from 15.9% to 29.4%.

EBITDA represents earnings (loss) before interest expense, income taxes and depreciation and amortization. EBITDA for the 13-week periods ended March 31, 2002 and April 1, 2001 was ($0.7) million and ($1.4) million.

Year Ended December 30, 2001 Compared To Year Ended December 31, 2000

Sales

Total sales decreased by $1.7 million, or 4.9%, from $33.7 million to $32.0 million.

Retail sales decreased by $0.9 million, or 3.8%, from $23.6 million to $22.7 million. Of this decrease, $0.5 million was attributable to the closing of one cafe in Seattle during 2001. The remainder of this decrease was a result of a decrease in the occupancy rates of many of the buildings we are located in. Same-store sales decreased by $1.3 million, or 5.6%, from $23.1 million to $21.8 million. Same-store sales consist only of sales from cafes, and do not include sales from box lunches or catered meals. The decrease in same-store sales was primarily due to the decrease in occupancy rates of many of the buildings in which we are located.

Branded sales decreased by $0.8 million, or 7.7%, from $10.1 million to $9.3 million. This decrease was primarily attributable to the loss of three customers. Kozmo.com, an Internet-based consumer delivery service ceased operations in April 2001. Our relationship with Costco and Safeway also ended in 2001 due to unprofitable sales. We do not expect the closing of Kozmo.com to have a material adverse impact on branded sales in the future. In June 2000, we began providing Tully’s Coffee with food products for selected retail cafes located in Seattle and San Francisco.

Operating Expenses

Operating expenses consist of costs of food and packaging, occupancy, labor, depreciation and amortization, other operating, general and administrative, and provision for asset impairment and store closure. Total operating expenses decreased $0.8 million, or 2.1%, from $39.8 million to $39.0 million. As a percentage of sales, our operating expenses increased from 118.2% to 121.7%. This increase was primarily due to decreased sales.

Cost of food and packaging decreased by $1.1 million, or 8.2%, from $13.6 million to $12.5 million. Cost of food and packaging decreased as a percentage of sales from 40.4% to 39.0%.

Cost of food and packaging for retail sales decreased by $0.5 million, or 5.2%, from $8.8 million to $8.3 million. This decrease was primarily due to decreased retail sales.

Cost of food and packaging for branded sales decreased by $0.7 million, or 15.0%, from $4.5 million to $3.8 million. This decrease was primarily due to decreased branded sales.

Occupancy expense consists of costs related to the leasing of retail space for our cafes and our central kitchens. Occupancy expense increased by $0.2 million, or 5.0%, from $3.8 million to $4.0 million. This increase was primarily due to the opening of five additional cafes. As a percentage of sales, occupancy expense increased from 11.3% to 12.5%, primarily due to decreased sales. Our rents are fixed or variable determined as a percentage of sales, or a combination of both.

Labor expense consists of wages and salaries paid to employees. Labor expense decreased by $0.1 million, or 0.8%, from $11.2 million to $11.1 million. As a percentage of sales, labor expense increased from 33.2% to 34.6%. This increase was due to a decrease in sales.

Depreciation and amortization consists of the periodic expensing of leasehold improvements, equipment and vehicles. Depreciation and amortization was unchanged. As a percentage of sales, depreciation and amortization increased from 7.9% to 8.4%. This increase was primarily due to decreased sales.

Other operating expenses consist of direct operating, marketing, administrative, repair and maintenance and site termination expenses. Other operating expenses decreased by $0.1 million, or 3.7%, from $1.9 million to $1.8 million. As a percentage of sales, other operating expenses increased from 5.7% to 5.8% because of the decrease in sales.

General and administrative expenses relate to the support functions performed by our corporate office, such as finance, human resources, marketing, food development and information systems. This expense primarily consists of salaries of our corporate executives, senior management and staff, and our corporate office lease and related office expenses. General and administrative expenses increased by $0.2 million, or 3.9%, from $6.6 million to $6.8 million, primarily due to wage and salary increases, offset by increased efficiencies at the corporate level. As a percentage of sales, general and administrative expenses increased from 19.5% to 21.3%, primarily due to decreased sales.

Provision for asset impairment and store closure relates to the writedown of leasehold improvements at some cafe locations. Provision for asset impairment and store closure decreased by $0.03 million, or 58.7%, from $0.06 million to $0.03 million. As a percentage of sales, asset impairment and store closure decreased from 0.2% to 0.1%.

Other (Expense) Income

Other (expense) income includes interest expense, interest and other income. Other (expense) income decreased $0.3 million, or 199.4%, from ($0.16) million to $0.16 million. This change was due to the interest income generated from the proceeds associated with the Series C financing that closed February 1, 2001 and the initial public offering that closed on May 7, 2001. This was complemented by a lower interest expense due to the repayment of the line of credit in May 2001. As a percentage of sales, other (expense) income increased from (0.5%) to 0.5%.

Net Loss

Net loss increased by $0.5 million, or 8.2%, from $6.3 million to $6.8 million. This increase was primarily due to decreased sales and increased occupancy, labor and general and administrative expenses. As a percentage of sales, net loss increased from 18.7% to 21.2%.

EBITDA for the fiscal year ended December 30, 2001 and December 31, 2000 was ($4.3) million and ($3.4) million, respectively.

Year Ended December 31, 2000 Compared To Year Ended December 26, 1999

Sales

Total sales increased by $8.1 million, or 31.6%, from $25.6 million to $33.7 million.

Retail sales increased by $4.2 million, or 21.6%, from $19.4 million to $23.6 million. Of this increase, $1.0 million was attributable to the three new cafes opened in Los Angeles in late 1999 and 2000. The remainder of this increase was primarily due to our new food introduction program, in which we update our product offerings approximately every six to eight weeks, and our new inventory system, which captured same-store sales growth by allowing us to manage the availability of items for sale in our cafes in a more efficient manner. Same-store sales increased by $2.5 million, or 13.7%, from $18.3 million to $20.8 million. Same-store sales consist only of sales from cafes. The increase in same-store sales was primarily due to our new food introduction program and our new inventory system.

Branded sales increased by $3.9 million, or 63.2%, from $6.2 million to $10.1 million. This increase was primarily attributable to new relationships with three customers. In 1999 we entered into a wholesale account relationship with Kozmo.com, an Internet-based consumer delivery service which ceased operations in April 2001. Kozmo.com accounted for 12.6% of branded sales in 2000. In April 2000, we provided some Charles Schwab Inc. offices with box lunches and catered platters on a daily basis. In addition, as our brand awareness has matured in each geographic region, we have been able to grow our box lunch and catering sales. In June 2000, we began providing Tully’s Coffee with food products for selected retail cafes located in Seattle and San Francisco.

Operating Expenses

Operating expenses consist of costs of food and packaging, occupancy, labor, depreciation and amortization, other operating, general and administrative and provision for asset impairment and store closure. Total operating expenses increased $3.3 million, or 9.1%, from $36.5 million to $39.8 million. As a percentage of sales, our operating expenses decreased from 142.5% to 118.2%. This decrease was primarily due to increased sales. We expect operating expenses to continue to increase as energy costs in three of the four geographic markets in which we operate our cafes and central kitchens continue to increase.

Cost of food and packaging increased by $2.1 million, or 18.0%, from $11.5 million to $13.6 million. Cost of food and packaging decreased as a percentage of sales from 45.0% to 40.4%.

Cost of food and packaging for retail sales increased by $1.0 million, or 12.7%, from $7.8 million to $8.8 million. This increase was primarily due to increased retail sales. In addition, we implemented a just-in-time inventory and order guide that helped us to reduce waste.

Cost of food and packaging for branded sales increased by $1.7 million, or 58.7%, from $2.8 million to $4.5 million. This increase was primarily due to increased branded sales.

Cost of food and packaging as a percentage of total sales for each of retail sales and branded sales decreased primarily due to implementation of a new purchasing process, which improved our ability to source low cost ingredients. As part of the new purchasing process, we entered into a relationship with Marriott Distribution Services, under which they procure and deliver to our central kitchens approximately 32% of our ingredients and packaging products.

Occupancy expense consists of costs related to the leasing of retail space for our cafes and our central kitchens. Occupancy expense increased by $0.2 million, or 6.0%, from $3.6 million to $3.8 million. This increase was primarily due to the opening of three additional cafes. As a percentage of sales, occupancy expense decreased from 14.1% to 11.3%, primarily due to increased sales. Our rents are fixed or variable determined as a percentage of sales, or a combination of both. In April 2001 we issued Series C preferred stock with a value of approximately $0.2 million to a consultant for services rendered in connection with leasing activities, which will be recognized over the lease terms of generally five to seven years.

Labor expense consists of wages and salaries paid to employees. Labor expense increased by $1.7 million, or 17.7%, from $9.5 million to $11.2 million. This increase was primarily due to the opening of three additional cafes and the amortization of deferred compensation of $0.08 million relating to option grants to employees with exercise prices below the deemed fair market value. As a percentage of sales, labor expense decreased from 37.1% to 33.2%. This decrease was due to an increase in sales. This decrease was also due to the introduction of a software program to enable us to more efficiently schedule personnel, both in the central kitchens as well as our cafes.

Depreciation and amortization consists of the periodic expensing of leasehold improvements, equipment and vehicles. Depreciation and amortization increased by $ 0.03 million, or 1.1%, from $2.63 million to $2.66 million. As a percentage of sales, depreciation and amortization decreased from 10.3% to 7.9%. This decrease was primarily due to increased sales.

Other operating expenses consist of direct operating, marketing, administrative, repair and maintenance and site termination expense. Other operating expenses decreased by $0.5 million, or 20.6%, from $2.4 million to $1.9 million because of the store closures in 1999. As a percentage of sales, other operating expenses decreased from 9.4% to 5.7%.

General and administrative expenses relate to the support functions performed by our corporate office, such as finance, human resources, marketing, food development and information systems. This expense primarily consists of salaries of our corporate executives, senior management and staff, and our corporate office lease and related office expenses. General and administrative expense increased by $0.6 million, or 9.1%, from $6.0 million to $6.6 million, primarily due to wage and salary increases, offset by increased efficiencies at the corporate level. As a percentage of sales, general and administrative expense decreased from 23.6% to 19.5%, primarily due to increased sales.

Provision for asset impairment and store closure relates to the writedown of leasehold improvements at some cafe locations. Provision for asset impairment and store closure decreased by $0.7 million, or 91.9%, from $0.8 million to $0.1 million. As a percentage of sales, asset impairment and store closure decreased from 3.0% to 0.2%. Based on the facts surrounding an asset’s impairment, we recorded either a loss in the amount of the remaining book value or of the excess of the remaining net book value over discounted projected cash flows

Other (Expense) Income

Other (expense) income includes interest expense, interest and other income. Other (expense) income decreased by $4.3 million, or 96.5%, from ($4.5) million to ($0.2) million. This net expense decrease was primarily related to noncash charges in 1999 related to the issuance of preferred stock as a conversion premium on senior debt of $3.0 million and noncash charges of $0.9 million due to the amortization of deferred debt issue costs related to the value of warrants issued with the 15% senior bridge notes and 10% subordinated convertible bridge notes. Prior to the conversion of the debt and the related interest to redeemable preferred stock in 1999, the debt accrued interest of $0.5 million during the year. No such debt was outstanding in 2000. As a percentage of sales, other (expense) income decreased from 17.5% to 0.5%.

During April 1999, we issued $3.0 million of 15% senior bridge notes and warrants. On August 31, 1999, the notes, together with accrued interest, converted into shares of Series C preferred stock. Additionally, senior note holders received 500,000 shares of Series C preferred stock as a conversion premium, the estimated fair value of which was $3.0 million and which has been recorded as a senior notes financing cost and is included in interest expense.

During December 1998, we issued $4.9 million of 10% subordinated convertible bridge notes and warrants. On August 31, 1999, the notes, together with accrued interest, converted into shares of Series C preferred stock.

Costs associated with the borrowings were amortized into interest expense over the life of the borrowing.

Net Loss

Net loss decreased by $9.1 million, or 59.1%, from $15.4 million to $6.3 million. This decrease was primarily due to an increase in total sales and a decrease in net expense from other (expense) income. As a percentage of sales, net loss decreased from 60.1% to 18.7%.

EBITDA for the fiscal year ended December 31, 2000 and December 26, 1999 was ($3.4) million and ($8.2) million, respectively.

Liquidity And Capital Resources

Net cash used in operating activities during the 13 weeks ending March 31, 2002 and April 1, 2001 was $1.8 million and $2.83 million, respectively. Net cash used in operating activities resulted primarily from net loss before non-cash charges.

Net cash used in investing activities for the 13 weeks ending March 31, 2002 and April 1, 2001 was approximately $0.64 million and $0.10 million, respectively. Net cash used in investing activities resulted from capital additions primarily related to cafés opened in 2002 and those cafés still under construction.

Net cash used by financing activities for the 13 weeks ending March 31, 2002 was approximately $0.17 million. The net cash provided by financing activities for the 13 week ending April 1, 2001 was $3.0 million. Net cash provided by financing activities in fiscal year 2001 resulted primarily from the issuance of capital stock, which was partially offset by financing costs, and scheduled principal repayments primarily relating to delivery vehicle financing. In January and February 2001, net cash provided from the issuance of additional shares of Series C preferred stock was $3.0 million.

Net cash used in operating activities during the fiscal years ended December 30, 2001 and 2000 was $5.6 million and $2.2 million, respectively. Net cash used in operating activities in each period resulted primarily from net loss before non-cash charges. In addition, fiscal year 2001 had decreases in accounts payable.

Net cash used in investing activities for the fiscal years ended December 30, 2001 and 2000 was approximately $3.8 million and $0.8 million, respectively. Net cash used in investing activities resulted from capital additions primarily related to opening additional cafes and improvements to the central kitchens.

Net cash provided by financing activities for the fiscal years ended December 30, 2001 and 2000 was $15.0 million and $1.4 million, respectively. Net cash provided by financing activities in fiscal year 2001 resulted primarily from the issuance of capital stock, which was partially offset by financing costs, the repayment of the line of credit of $2.0 million in May 2001 and scheduled principal repayments primarily relating to delivery vehicle financing. In January and February 2001, net cash provided from the issuance of additional shares of Series C preferred stock was $3.0 million. In May 2001, net cash provided from our initial public offering was approximately $13.6 million.

We opened five cafes in 2001, one in the first quarter of 2002 and four in the second quarter of 2002. We closed a cafe during the first quarter of 2002. This closure resulted from decreased sales as the cafe’s building occupancy shifted from normal office occupancy to a data-center. In 2002, costs associated with this cafe closure were $16,000.

We have lease obligations in 2002 of $2.9 million which are mostly due to our operating leases on our facilities. Capital vehicle leases make up $0.1 million of our total 2002 lease obligation. A small portion of our 2002 lease obligation is for office equipment. The increase in rental expense in future years is not material. The lease obligation amount will increase with the addition of each new cafe.

Since inception we have financed our operations primarily through the issuance of capital stock and debt. From inception through March 31, 2002, we raised cash of approximately $62.9 million from sales of preferred stock, convertible debt and common stock. In addition to funding capital expenditures, which approximated $26.8 million from inception through March 31, 2002, cash provided by financing activities has funded our initiatives in business and market development and related operating losses. From inception through March 31, 2002, we reported net losses of approximately $50.3 million. In the near term, operating losses may continue despite actions taken to reduce negative cash flow from operations. Actions taken to reduce negative cash flow from operations, including improving operational efficiencies, cost controls and cutbacks and closing of certain unprofitable operating properties, continued during 2001 and 2002.

The accompanying financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability of assets and liquidation of liabilities that may result from this uncertainty. We have incurred substantial operating losses and negative cash flows from operations since inception and had an accumulated deficit of $57.2 million at March 31, 2002. These matters raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon numerous factors, including our ability to obtain additional financing, our ability to increase our level of future revenues or our ability to reduce operating expenses.

At March 31, 2002, we had cash and cash equivalents of approximately $3.6 million. For recent developments related to our liquidity and capital resources, see “Recent Developments” below.

At December 30, 2001, we had the contractual cash obligations as set forth in the table below. The $1.25 million convertible debt is not is not included in the table. For a description of the $1.25 million convertible debt financing, see “Recent Developments” below.

		Less than	1-3	4-5	After
Contractual Obligations	Total	1 year	years	years	5 years

	(in thousands)
Capital Lease Obligations	$612	$139	$278	$166	$29
Operating Leases	14,838	2,792	5,513	4,253	2,480
Other Long-Term Obligations	38	38	—	—	—

Total Contractual Cash Obligations	$15,488	$2,969	$5,591	$4,419	$2,509

Equity-Based Compensation

Deferred stock compensation

During fiscal 2000, the company granted stock options to employees and directors at exercise prices deemed to be below the fair value of the underlying stock on the date of grant. As a result of these grants, the company recorded deferred stock compensation of approximately $1.2 million. The deferred stock compensation is being amortized generally over a four-year vesting period. On January 31, 2001, the company issued approximately 27,000 stock options to employees with an exercise price of $6.00. The grant of these options resulted in a deferred stock compensation charge of approximately $173,000 in the first quarter of fiscal year 2001. On June 7, 2001, the company issued approximately 11,000 stock options to employees with an exercise price of $1.50. The grant of these options resulted in a deferred stock compensation charge of approximately $36,000 in the second quarter of fiscal 2001.

Deferred stock compensation is being amortized generally over a four-year vesting period. During fiscal 2001, $288,000 of deferred stock compensation was amortized.

Stock options

In January 2001, the board of directors approved an amendment to the company’s 1996 stock option plan to increase the number of shares of common stock reserved for issuance under the plan to one million shares (post-reverse split). The amendment was approved by the company’s shareholders in March 2001.

In June 2001, the board of directors approved a grant of options of approximately 321,000 shares of common stock to employees with exercise price of $4.70 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

In July 2001, the board of directors approved a grant of options of approximately 102,000 shares of common stock to employees with exercise prices of $2.34 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

In November 2001, the board of directors approved a grant of options of approximately 4,000 shares of common stock to employees with exercise prices of $0.95 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

In December 2001, the board of directors approved a grant of option of approximately 4,000 shares of common stock to a consultant for services to be rendered in connection with leasehold improvements and food development. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

In February 2002, the board of directors approved a grant of option of approximately 29,000 shares of common stock to employees with exercise prices of $1.66 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

Preferred stock

In April 2001, 18,917 shares of Series C preferred stock (since converted to common stock), with an approximate fair value of $155,000, were issued to two consultants for services to be rendered in connection with leasehold improvements and food development. This amount will be expensed over future periods.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Financial Instruments and for Hedging Activities” (SFAS No. 133), which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS No. 133 was amended by SFAS No. 137, deferring the effective date to fiscal years beginning after June 15, 2000. In June 2000, SFAS No. 138 was issued, which amends provisions of SFAS No. 133. The adoption of these standards as of January 1, 2001 did not have a material impact on our results of operations or financial position as we hold no derivative financial instruments and do not currently engage in hedging activities.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations” (SFAS No. 141). SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 141 is effective for all business combinations for which the date of acquisition is July 1, 2001 or later. The adoption of SFAS No. 141 is not expected to have a material impact on our results of operations or financial position.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142). SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, except that certain provisions of SFAS No. 142 shall be applied to goodwill and other acquired intangible assets for which the acquisition date is after June 30, 2001. The adoption of SFAS No. 142 is not expected to have a material impact on our results of operations or financial position.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. The provisions of SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002, however early application is permitted. We are currently evaluating the implications of adoption of SFAS No. 143.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121,

Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations— Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. The provisions of SFAS No. 144 will be effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material impact on our results of operations or financial position.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the notes to the consolidated financial statements included in this prospectus. Note that our preparation of this prospectus requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. We have concluded that our revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 101.

Valuation Of Long-Lived Assets

We periodically review the carrying value of our long-lived assets for continued appropriateness. This review is based upon our projections of anticipated future cash flows. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations. The net carrying value of assets not recoverable are reduced to their fair value. Our estimates of fair value represent our best estimate based on either discounted cash flows or appraised values, depending on the nature of the asset.

RECENT DEVELOPMENTS

We opened four additional cafes in the second quarter of 2002. We discontinued plans to open one more additional cafe (which would have been the sixth cafe opened during 2002) following the change of the development site to a less desirable location. Due to the discontinuation of this planned opening and due to capital restrictions, we do not currently plan to open any additional cafes during 2002.

On May 20, 2002, we began testing our new frozen panini products in eight Target stores (four in Seattle, four in Chicago), and have reached agreement to begin testing our products in 18 Albertson’s stores in southern California on July 16, 2002.

On June 18, 2002, we entered into a Securities Purchase Agreement with Laurus Master Fund, Ltd. in connection with the issuance of a 14% convertible note to the Laurus Master Fund, Ltd. in the amount of $1.25 million and a warrant to purchase 250,000 shares of common stock at exercise prices ranging from $1.43 to $1.95. The note matures on December 18, 2003. The note is secured by our assets. Net proceeds to us after paying escrow fees, legal fees of Laurus and a fee to Laurus’ fund manager were $1.14 million. For a more detailed description of the securities and our obligations, please see “Description of Capital Securities.”

We believe our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for approximately three to six months as of July 16, 2002, depending upon the success of our initiatives with current and potential wholesale customers, including Target and Albertson’s. Thereafter, we may need to raise additional capital to finance our operations, as well as to enhance our operations, fund our expansion and respond to competitive pressures. There can be no assurance that we will be able to obtain additional financing at terms favorable to us, or at all, reduce expenses or successfully complete other steps to continue as a going concern. If we are unable to obtain sufficient funds to satisfy our cash requirements, we may be forced to curtail operations, dispose of assets, or seek extended payment terms from our vendors. Such events would materially and adversely affect our financial position and results of operations.

As we reported on June 5, 2002 in a Form 8-K, our capital plan has at least two phases. The $1.25 million convertible debt financing represents the completion of the first phase. In the near future, we will begin working on a $5 million to $10 million equity financing. We believe that such additional financing would fulfill our cash requirements for the next 12 to 24 months, depending on the amount raised and the success of our initiatives. We may also seek additional debt financing prior to the $5 to $10 million financing.

In June, we granted options to purchase approximately 81,000 shares of common stock at an exercise price of $1.26 per share.

In August, we granted options to purchase 100,429 shares of common stock at an exercise price of $0.69 per share.

On August 6, 2002, we were notified by Nasdaq that we are out of compliance with the Nasdaq National Market rule that requires a National Market-listed company to maintain a $5.0 million minimum aggregate value for its shares held in public float. If we are unable to regain compliance with the rule for a minimum of 10 consecutive trading days prior to November 5, 2002, Nasdaq has informed us that unless we have applied and are accepted for listing on the Nasdaq SmallCap Market, we will be provided with written notification that our shares will be delisted.

Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced, and these securities may have rights, preferences or privileges senior to those of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our services, fund our expansion, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have no derivative financial instruments or derivative commodity investments. We invest our excess cash, including the net proceeds from our initial public offering, in investment grade, highly liquid investments, consisting of money market instruments, bank certificates of deposit and short-term investments in commercial paper. We do not believe these investments are subject to significant market risk.

Our 14% convertible note is not subject to market risk from changes in interest rate; however, we will not receive any benefit if interest rates decline.

All of our transactions are conducted, and our accounts are denominated, in United States dollars. Accordingly, we are not exposed to foreign currency risk.

BUSINESS

BRIAZZ prepares and sells high-quality, branded lunch and breakfast foods for the “on-the-go” consumer. We sell our products primarily through our company-operated cafes, through delivery of box lunches and catered platters directly to corporate customers and through selected wholesale accounts. Our core products are sandwiches, salads and soups, which are complemented by a variety of fresh baked goods, premium juices, Starbucks coffees and fresh fruit.

We currently operate a total of 47 cafes in Seattle, San Francisco, Chicago and Los Angeles. Our growth strategy is to open new cafes in our existing markets and, when appropriate, enter into new markets by concurrently opening a central kitchen and at least four to six cafes and initiating delivery of box lunch and catering services.

Our target customer is the office worker. Our cafes are conveniently located either in city center locations with a high density of office buildings and retail foot traffic or within individual office buildings where we serve as an amenity for building tenants. To satisfy the demands of our time-constrained customers for lunch, breakfast and between-meal snacks, we design our cafes for quick service. Refrigerated display cases offer easy access to pre-packaged food items.

Our central kitchens prepare, assemble and distribute substantially all of our food products. Establishing a central kitchen in each of our geographic locations enables us to deliver consistently high-quality, affordable food at an attractive unit cost.

Competitive Strengths

Subject to available funding, we intend to expand our presence in our existing markets and expand into new markets. To achieve our planned expansion goals, we intend to leverage the following strengths:

Well-defined business concept. Over the past seven years, we have refined our menu selections and cafe presentation, redesigned product workflow within our central kitchens and established strict real estate guidelines for new locations. These efforts have allowed us to increase customer traffic at existing locations and expand the number of stores we operate.

The following are central factors in our business strategy:

•	Extensive, high-quality product offerings. We offer an extensive range of menu items designed for broad appeal to our target customers. We also offer varying portion sizes for selected salads and sandwiches. We believe our diverse product selection, ranging from traditional foods, such as Cobb salads and tuna sandwiches, to gourmet foods, such as tarragon chicken sandwiches, attracts new customers and increases the frequency of visits by repeat customers.

•	Frequent menu changes. Our goal is to introduce new food selections to our customers approximately every six to eight weeks. We also adjust our menu seasonally, for instance, by offering a larger variety of hot soups and sandwiches during the winter months and a larger variety of salads during the summer months.

•	Speed and quality of service. We have designed our cafes to serve a large number of customers in a very short period of time and to allow easy movement within the cafe from entry to exit. In addition, because our cafe employees are not preparing most of the food products, they can focus their attention on customer service.

•	Range of prices. Our entrees range in price from $2.99 to $6.49, allowing customers with different budgets to enjoy our products. In addition, our multiple price point strategy allows customers to select their own meal combinations, such as a soup and salad or a soup and sandwich, providing further flexibility in offering meals to fit particular budgets.

•	Multiple distribution channels. For the convenience of our corporate customers, we deliver box lunches and catered platters for in-office meetings through our fleet of trucks and vans. We also deliver to selected wholesale customers.

Central kitchens. We currently operate central kitchens as hubs for food preparation and distribution in each of our geographic markets. Central kitchens help enable us to consistently provide customers with a broad assortment of high-quality food products. This task is both more expensive and more difficult to manage when food is prepared at the cafes. We believe central kitchens also provide us with significant competitive advantages through economies of scale, health and safety controls and product-waste minimization. In addition, the use of central kitchens allows us to locate cafes on smaller sites and sites without the ventilation required for an on-site kitchen.

Strategic cafe locations. We locate our cafes primarily in areas with many office buildings or within individual buildings where we serve as an amenity for building tenants. Amenity locations are typically sites on the ground floor or in the plaza of an office building and are often leased at favorable rates because they offer conveniences to building tenants. In addition, for cafes in amenity locations, very little marketing is required due to the high visibility of the cafe within the building and the comparatively low level of competition within the building.

Experienced management. Our management team has significant experience in the retail and food industries. We believe our management team is well-positioned to manage our existing operations and the anticipated growth in our business.

Growth Strategy

We believe that significant growth opportunities exist for us both in our current markets and in new markets. Our key strategies to drive growth are:

•	Deepen our penetration in existing markets. Subject to available funding, our expansion plans in our current markets call for the establishment of new cafes and an increase in our distribution capabilities to expand our sales from box lunches, catering platters and wholesale accounts. We believe that the opportunity exists to add approximately 150 cafes in our existing geographic markets over the next five years; however, the number of locations that could satisfy our selection criteria is significantly larger. Increased market penetration and the resulting increase in sales will allow us to take further advantage of the economies of scale and distribution efficiencies provided by our central kitchens.

•	Amenity locations. In selecting sites and opening new locations, we will pursue a strategy of opening cafes primarily in amenity locations. We believe these sites often have a built-in barrier to entry because there are typically no other sites available in the building to potential competitors, or competition within the building is limited.

•	Real estate initiatives. We opened five cafes in 2001, one in the first quarter of 2002 and four in the second quarter of 2002. We closed a cafe during the first quarter of 2002. This closure resulted from decreased sales as the cafe’s building occupancy shifted from normal office occupancy to a data-center. We do not currently plan to open additional cafes in 2002. It takes approximately eight months to open a new cafe from the time we sign a letter of intent with the building owner or manager.

•	Distribution capabilities. We believe there is a significant market for our box lunches and catered meals outside the highly competitive city centers. In city centers, we are one of numerous food options for customers who need meals delivered. Outside city centers, however, the options are more limited. Because our food products are distributed through a central kitchen, our distribution area for box lunches and catered meals is not limited to the geographic areas where our cafes are located. Customers place orders directly with our branded sales department by phone, fax or through our web site. We intend to expand our fleet of delivery vans and hire additional sales representatives in all four geographic markets to further penetrate the market beyond our cafe locations.

•	Central kitchen capacities. We estimate that our central kitchens in Seattle and Los Angeles have the capacity to prepare and assemble up to 25,000 entree items per day and our central kitchens in Chicago and San Francisco have the capacity to prepare and assemble up to 15,000 entree items per day. In Seattle, we estimate we are using approximately 80% of the kitchen’s capacity. In San Francisco, we estimate we are using approximately 60% of the kitchen’s capacity. In Chicago, we estimate we are using 20% or less of the kitchen’s capacity. In Los Angeles, we estimate we are using approximately 30% of the kitchen’s capacity. In order to take advantage of the competitive strength of the central kitchens created by economies of scale, we intend to increase our central kitchen use to full capacity.

•	Expand into new geographic markets. In the next few years, we intend to expand into new geographic markets. Although we have not yet identified specific new markets, we believe many of the 25 largest metropolitan areas in the United States, as well as certain international cities, are suitable for potential expansion of BRIAZZ operations and brand. It generally takes up to 18 months to establish a new central kitchen once the location has been identified. When appropriate, and subject to available funding, we intend to enter into new markets by concurrently opening a central kitchen and at least four to six cafes and initiating delivery of box lunch and catering services.

•	Build brand awareness. We believe that sales of our branded food products through our cafes and other distribution channels reinforce our image as a provider of fresh, high-quality lunch and breakfast foods and between-meal snacks. We currently build brand awareness through cafe visibility, branded delivery vans and trucks and product packaging. We are engaged in a number of marketing initiatives designed to further build brand awareness, such as in-cafe promotions, redesigned signage for our cafes and increased wholesale relationships.

History

Victor D. Alhadeff founded BRIAZZ in 1995, after recognizing the convergence of two consumer trends: decreasing time for lunch and breakfast and an increasing desire for high-quality, healthy food at affordable prices. Mr. Alhadeff founded BRIAZZ on the belief that demand for healthy, premium foods served quickly and conveniently could be met through the sale of pre-packaged food items from open, self-serve refrigerated cases. In September 1995, we opened the first BRIAZZ cafe in Seattle, Washington. We expanded our operations into San Francisco in 1996, Chicago in 1997 and Los Angeles in 1998 and now operate 47 cafes.

Cafe Level Economics

Our average capital expense for the five most recently opened cafes that had been open for at least one year as of December 30, 2001 was approximately $267,637. For fiscal 2001, these cafes averaged approximately $551,060 in sales and generated an average cafe-level pre-tax profit of 14.5%. Cafe-level pre-tax profit consists of all sales less all expenses related to each cafe, including occupancy expense, labor expense, general and administrative expense, other operating expense, depreciation and amortization, and direct central kitchen costs including cost of food and packaging, labor expense and food delivery expense. Cafe-level expenses exclude corporate general and administrative expense and other central kitchen expenses.

Our Menu

We offer sandwiches, salads and soups, as well as a variety of fresh baked goods, juices, gourmet coffees and fresh fruit. Within each basic product category, such as sandwiches, salads, soups and baked goods, we strive to offer a large number of choices. On average, we offer approximately 300 different items in our cafes.

Our food products are made with high-quality, fresh ingredients and are served in our cafes, in box lunches or on our catered platters within 24 hours. We develop our menu and recipes to provide flavorful choices, ranging from the traditional to the gourmet. Our sandwiches are made with a variety of traditional and artisan breads.

We are committed to an ongoing process of introducing new food items approximately every six to eight weeks for our cafes and approximately four times each year for our non-cafe distribution channels. New food items are introduced based on factors including food trends, customer input and test marketing in a limited number of cafes. From time to time, we remove seasonal and less popular items from our menu. In response to customer requests, we now offer hot panini sandwiches in each of our geographic markets. Cafes with this new design generate approximately 40-48 percent of hot food sales compared to a company average of approximately 35 percent. In cafes with the new design, we average higher sales per building occupant than in our other cafes. As we move forward in 2002, we anticipate all new cafes will be designed with a merchandising focus on hot food. In addition, we currently offer hot subs in our cafes in Chicago, two of our cafes in San Francisco and one of our cafes in Seattle. Due to the popularity of the hot sub offerings, some of our cafes will be retrofitted to give them the ability to offer hot subs. In addition, to keep our product offering current, we adjust our menu on a seasonal basis. For example, we offer a larger variety of hot soups and sandwiches during the winter months, and a larger variety of salads during the summer months.

We derive approximately 60% of our cafe sales from sandwiches, salads and soups. Our sandwiches and salads are prepared by our central kitchens and our soups are prepared by Stockpot Soups, a division of the Campbell Soup Co. In the morning and after lunch, the majority of cafe sales consist of beverages and fresh baked goods. Our beverage selection includes Starbucks coffee, fresh juices and other brand-name beverages. Our baked goods include bagels, muffins, pound cakes, scones and cookies. The cookies are baked in ovens in our cafes, providing fresh cookies to our customers and filling the cafes with the aroma of baking cookies. To broaden our menu during the breakfast hours, we now offer a selection of breakfast egg sandwiches on an English muffin or bagel that are served hot and sold with other pre-packaged items for takeaway.

To ensure the BRIAZZ brand is synonymous with high quality and consistency, our carefully developed and tested recipes call for fresh produce, premium ingredients and breads from local bakeries. We carefully select suppliers in each market based upon reputation, references, reliability, cost and other criteria.

Most of our products are pre-packaged for convenience and labeled with our logo and a list of ingredients, which, in combination with clear packaging material, allows for easy product and ingredient identification and additional branding.

Our Distribution Channels

Our food products are distributed through our company-operated cafes, through delivery of box lunches and catered platters directly to corporate customers, and through selected wholesale accounts. These distribution channels are designed to increase market penetration within each geographic market. Our multiple distribution channels allow us to generate product volume in an effort to fully use the central kitchen within a geographic market.

Cafes

Of our 47 company-owned cafes, approximately half are amenity locations. The size of our cafes ranges from 173 square feet in the Wrigley Building in Chicago to 3,816 square feet in the 525 Market building in San Francisco. Our cafes sell an extensive selection of BRIAZZ branded and third-party products and incorporate a distinctive decor that is instrumental in building the BRIAZZ brand.

We believe our target customers place a high priority on speed of service. Accordingly, we strive to make the entire process of selecting and purchasing products require less than five minutes inside our cafes, even during the lunch hour rush. Our cafes in amenity locations, together with our larger cafes, processed an average of 242 transactions between 11:00 a.m. and 2:00 p.m. during the four-week period beginning October 29, 2001. We have designed our cafes to serve a large number of customers in a very short period of time and to allow easy movement within the cafes from entry to exit. Most food items are clearly labeled and selected from self-serve refrigerated cases, requiring minimal employee assistance. The hot items on our menu, such as soups, hot subs and paninis, can be served quickly. This focus on speed and convenience caters to the time-constrained individual and, we believe, builds a loyal customer base.

The preparation of food products at our central kitchens minimizes the space required for food preparation in our cafes. Generally, our customers consume their purchases elsewhere; we do, however, provide a limited number of tables and chairs at some cafes for customers who wish to eat on the premises.

Box Lunches and Catered Platters

We deliver box lunches and catered platters in each of our four geographic markets. We provide service to customers in the vicinities of our cafes and to customers whose business sites are located outside these vicinities. Our box lunches come in a BRIAZZ branded box and include a BRIAZZ branded sandwich or salad entree, complemented by a bag of chips, a beverage, a fruit cup and a cookie or brownie. Catering choices include breakfast trays, sandwich platters, salad bowls, party platters, dessert trays and cold beverages. Box lunches and catered platters are delivered by employees wearing BRIAZZ uniforms driving BRIAZZ branded trucks or vans. Our target customers are companies that order food items for the participants in their in-house business meetings.

We receive box lunch or catering orders on a daily basis by telephone, fax and through our web site. We developed the web site in late 1999 in response to requests from corporate customers for online ordering capabilities. Substantially all of our orders are filled at a central kitchen and delivered directly to the customers.

Wholesale Accounts

In October 1998, we began distributing sandwiches and salads in Seattle through Quality Food Centers, Inc., a regional grocery store chain. Currently, our products are being sold at over 51 QFC stores. We are also currently in tests with Target and Albertson’s stores to selectively sell our products. The current tests incorporate Target and Albertson’s stores in our existing markets and, in the case of the Target test, includes a new frozen panini product that could potentially be offered on a national basis. We have selectively offered our products to other wholesale accounts, including Tully’s Coffee and Kozmo.com. However, Kozmo.com ceased operations in April 2001. Wholesale accounts represent an opportunity to generate additional production volume and build the BRIAZZ brand without incurring the capital expenditures associated with building new cafes.

Distribution Logistics

Most of our products originate at a central kitchen and are transferred to various distribution points by our fleet of approximately 56 delivery trucks and vans, many of which are refrigerated. We deliver food products at different times of the day, allowing us to use our fleet throughout the day. For example, our trucks and vans deliver each day’s food products to our cafes very early in the morning. Our fleet delivers food products to our wholesale accounts mid-morning and delivers box lunches and catered platters at lunchtime. We pick up leftover food products from our cafes at the end of each day. Most unsold food is donated to charity through America’s Second Harvest, a hunger relief organization, or their affiliates.

Operations

We operate with a team-based management system. We believe this helps us to rapidly resolve issues and spread successful developments through our organization. Our operations are structured by “triad teams” of retail, sales and manufacturing divisions in each geographic market. Most operating issues are solved locally through organized efforts of these teams. At the corporate level, local teams are supported by the “executive triad,” composed of the division heads and the director of operations services. Issues which cannot be solved by the local triad teams are resolved by the executive triad. Similarly, if a successful practice is developed in one market, it can be rapidly implemented in the other markets by the triad teams.

Central Kitchens

Our central kitchens in each geographic area function as food preparation, assembly and distribution hubs. Central kitchen functions include ingredient preparation, baking, and assembly and packaging of food products. The central kitchens are designed to benefit from the economies of scale generated by high unit-production volumes. For example, large, refrigerated preparation and assembly rooms eliminate the need to rotate products through coolers during the production process. Moreover, high unit-production volumes generated by the central kitchens justify the use of automated equipment such as product wrapping and packaging machines.

A key element of our brand-building strategy is to maintain consistent product quality through our comprehensive quality assurance programs. Central kitchen managers compile and analyze daily reports that detail key central kitchen statistics, including total production, production by business unit, labor as a percentage of sales and labor cost per unit produced. Our quality assurance programs include the Hazard Analysis Critical Control Point Program for use in our central kitchens and the ServSafe Training Program for use in our cafes and central kitchens, which training program was created by the Education Foundation of the National Restaurant Association. In addition to our quality assurance and safety programs at our cafes and central kitchens, all delivery vehicles used to deliver food requiring refrigeration are refrigerated for food safety.

In 1999, we retained Strategic Restaurant Engineering, Inc., an industrial engineering firm focused on the food service industry, for an analysis of our central kitchen operations. Based on its analysis, we implemented a series of changes in the management and operations of our central kitchens to reduce our operating costs, particularly with respect to unit labor costs.

We outsource some food preparation to third parties in order to reduce production costs. For example, Stockpot Soups makes all soups served in our cafes, local bakeries provide us with artisan bread and pastries in each market and all our cookie dough is produced by a third party.

Cafes

Our cafes are typically open from early morning to late afternoon. These hours of operation are designed to capture the breakfast, lunch and afternoon traffic. Typically, our cafes have one or two managers supported by senior hourly “lead” employees. Each hourly employee is trained to facilitate speed and quality of service, performing such functions as cashiering, limited food preparation, coffee and other drink preparation, greeting customers and bussing tables.

With the guidance of a district manager, each cafe manager or lead employee is responsible for ordering the appropriate products and quantities from the central kitchen. To aid in this process, we have developed extensive cafe-level reports that provide managers with trend and product-volume information. The use of these reports helps ensure adequate inventory levels and helps reduce the amount of unsold products.

Employee Training and Development

We have developed a comprehensive program to train employees in customer service, operations and product knowledge. We provide product and customer service training to all employees.

Our retail employees are exposed to a high level of product training. We believe that our personnel must be able to provide customers with information about the food products we offer. In addition, we believe that customer service training and awareness is critical to our success. We reinforce the importance of training on a daily basis in our retail locations. In addition to product training, we train our cafe employees in general store operations to achieve and maintain a high level of quality and customer service.

Our central kitchen employees are trained in food preparation in order to ensure food safety, quality and consistency.

Purchasing

Our purchasing staff procures all of our food ingredients, products and supplies. We seek to obtain high quality ingredients, products and supplies from reliable sources at competitive prices. To that end, we continually research and evaluate various food ingredients, products and supplies for consistency and compare them to our specifications. Whenever practical, our purchasing staff seeks to consolidate purchases with one distributor, such as Sysco Distribution Services, which during June 2002 procured approximately 32% of our ingredients and packaging products.

Competition

The quick-service segment within the restaurant industry is highly competitive. We compete on the basis of many factors, including service, convenience, taste, quality, value and price. We believe our menu, the quality of our food, our convenient cafe locations and our prices allow us to compete with and differentiate ourselves from our competitors. Competitors include sandwich shops, company cafeterias, delicatessens, pushcart vendors, fast food chains, catering companies and other providers that offer quick and inexpensive lunch and breakfast meals and between-meal snacks. Pret a Manger has successfully executed a similar concept in Great Britain and has opened 11 stores in New York City. In addition, in 2001 Pret a Manger announced that it had received a significant equity investment from McDonald’s Corporation. Although Pret a Manger is not a current competitor in any of our existing geographic markets, we may compete directly with them in the future or Pret a Manger may serve as a model for other companies to establish restaurants with a concept similar to ours in markets in which we currently operate or expect to expand. Many of our competitors have significantly more capital, research and development, distribution, manufacturing, marketing, human and other resources than we do. As a result, they may be able to adapt more quickly to market trends, devote greater resources to the promotion or sale of their products, receive greater support and better pricing terms from independent distributors, initiate or withstand substantial price competition or take advantage of acquisition or other opportunities more readily than we can.

Intellectual Property

We regard our trademarks and service marks as an important factor in the marketing and branding of our products and services. Our registered trademarks and service marks include, among others, the text “BRIAZZ” and our stylized logo. We have registered all of these marks with the United States Patent and Trademark Office. We have registered our ownership of the Internet domain name “www.BRIAZZ.com.” We also own a Washington state registration for “JAVA JUMBLES.” We believe that our trademarks, service marks and other proprietary rights have significant value and are important to our brand-building efforts.

An individual in Mexico City, Mexico has opened a restaurant called Cafe Briazz and has registered the Internet domain name “www.cafeBRIAZZ.com.” We are attempting to have ownership of the domain name terminated or transferred to us, but we cannot assure you we will be successful. We are not aware of any other infringing uses that could materially affect our business, nor any prior claim to BRIAZZ®, our stylized logo or JAVA JUMBLES that would prevent us from using these marks.

We have certain copyrights such as the design of our menus, brochures and designs used in connection with our trademarks and service marks, and trade secrets such as recipes, methods and processes, marketing and promotional strategies and proprietary customer lists. We have not recorded any copyrights with the United States Copyright Office.

In addition to registered trademarks, we consider our food product packaging (typically consisting of a clear plastic container with a bold label and product description), our box lunch packaging (consisting of a brown cardboard box printed with our logo) and the design of the interior of our cafes (consisting of bright lighting, walls lined with well-lit refrigerated cases, and metal designwork) to be strong identifiers of our brand. Although we consider our packaging and store design to be essential to our brand identity, we have not applied to register trademarks and trade dress for these features, and therefore cannot rely on the legal protections provided by trademark registration.

We intend to vigorously protect our proprietary rights. We cannot predict, however, whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of cafe or retail features based upon, or otherwise similar to, our concept. We may be unable to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly and may divert resources away from our day-to-day operations.

Information Systems

We currently maintain four separate information systems. We maintain a point of sales system for recording sales and the rate of sales within our cafes. We maintain an order entry system/billing system for orders taken outside our cafes. In our kitchens, we maintain a food costing system to enable us to track actual food costs by recipe. Within our corporate offices, we utilize AccPac, an accounting system.

During 2001, we began the process of upgrading our information systems with a new retail point of sale system and labor management system. These systems have been upgraded in one existing store and in the five stores that opened in 2002. All new stores will also have the upgraded retail point of sale system and the upgraded labor management system, and we will begin upgrading the other existing stores in the near future. The timing of these upgrades will depend on the availability of funding.

In December 2001, we implemented a new branded sales order entry system. Our AccPac accounting system was previously upgraded during fall 1999.

Employees

As of December 30, 2001, BRIAZZ employed 100 full-time salaried employees and 350 hourly employees. Of these employees, 144 were involved in our central kitchens, 59 were involved in our box lunch, catering and wholesale operations, 188 were involved in cafe operations, and 59 were involved in administrative/corporate functions, including senior management. We believe our relationship with our employees is good. None of our employees is a party to a collective bargaining agreement or is represented by a labor union.

Financial Information About Segments and Geographic Areas

We operate through four reportable segments: Retail, Branded Sales, Kitchens and General & Administrative. Retail consists of sales generated through our cafes. Branded Sales consists of two subgroups: (1) box lunch, catering and vending, and (2) wholesale and grocery. Branded Sales subgroups consists of sales which are aggregated because they have similar economic characteristics. Kitchens consists of unallocated costs of products and packaging, along with unallocated costs of kitchen operations. General & Administrative consists of all costs incurred by the corporate office as well as those administrative costs incurred by retail, branded sales and the kitchens. Segment results for each of our past three fiscal years are provided in the financial statements included in this prospectus.

For each of the our past three fiscal years, all sales have been attributed to the United States, and all of our long-lived assets have been located in the United States.

Government Regulation

We must comply with local, state and federal government regulations, standards and other requirements for food storage, preparation facilities, food handling procedures, other good manufacturing practices requirements, and product labeling. The U.S. Department of Agriculture has broad jurisdiction over all meat and poultry products, and separate authority over non-meat and poultry products is exercised by the Food and Drug Administration. State and local jurisdictions also have separate, distinct authority over our food-related operations. Advertising and promotional activities are subject to the jurisdiction of the Federal Trade Commission, which has jurisdiction over all consumer advertising with respect to unfair or deceptive business practices. State and local jurisdictions typically enforce similar consumer protection statutes.

Our facilities are subject to licensing and regulation by state and local health, sanitation, safety, fire and other authorities, including licensing and regulation requirements for the sale of food. To date, we have not experienced an inability to obtain or maintain any necessary licenses, permits or approvals, including restaurant and retail licensing. The development and construction of additional cafes must also comply with applicable zoning, land use and environmental regulations. Various federal and state labor laws govern our relationship with our employees and affect our operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers’ compensation rates, citizenship requirements and sales taxes. In addition, the federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment.

Available Information

BRIAZZ files regular disclosures with the SEC. The public may read and copy any materials BRIAZZ files with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information about the SEC’s Public Reference Room may be obtained at 1-800-SEC-0330. BRIAZZ files its reports electronically and the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers at http://www.sec.gov. Our Internet address is http://www.BRIAZZ.com. The information on our Internet site is not a part of this prospectus.

PROPERTIES

Cafes

Currently there are 47 BRIAZZ cafes operating in four metropolitan areas. Of these cafes, approximately half are in amenity locations. We have twelve cafes in Seattle, fifteen cafes in San Francisco, ten cafes in Chicago and ten cafes in Los Angeles. We operate all of our cafes in leased locations. Currently half of our leases are for five- or ten-year terms and include options to extend the terms. The remainder of our leases vary from terms of two years to nine years. Approximately 45% of our cafe leases provide for fixed rent payments exclusively, 35% of our cafe leases contain both minimum rent and percentage-of-sales rent provisions and 20% of our cafe leases contain percentage-of-sales rent provisions exclusively. To implement our growth strategy, we will require additional cafe sites which we believe will be available on commercially reasonable terms, although we have not identified properties or signed letters of intent with regard to all of the space necessary for our intended growth.

Central Kitchens and Corporate Headquarters

We currently have one central kitchen in each of our four geographic markets. Our Seattle central kitchen, with our corporate headquarters, occupies 35,665 square feet under a lease that terminates on October 30, 2006. Our San Francisco central kitchen occupies 7,940 square feet under a lease that terminates on October 31, 2006, with an option to renew for one five-year period. Our Chicago central kitchen occupies 11,557 square feet under a lease that terminates on March 31, 2006, with options to renew for up to two four-year periods. Our Los Angeles central kitchen occupies 14,500 square feet under a lease that terminates on February 28, 2007, with options to renew for up to two five-year periods. We expect these facilities will be adequate for our needs for the foreseeable future.

LEGAL PROCEEDINGS

BRIAZZ is not currently a party to any material legal proceeding.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information, as of July 25, 2002, regarding our directors, executive officers and key employees:

Name	Age	Position

Victor D. Alhadeff	56	Chief Executive Officer and Chairman of the Board
C. William Vivian	50	Chief Operating Officer and Director
Tracy L. Warner	39	Vice President Finance, Chief Financial Officer, Treasurer and Secretary
Nancy Lazara	46	Vice President Food
Joel Sjostrom	41	Vice President Retail Operations
J. Montgomery Chellis	37	Vice President Branded Sales
Richard Fersch (1)(2)	52	Director
Dan Kourkoumelis (1)(2)	51	Director
Charles C. Matteson, Jr.(1)(2)	59	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

Victor D. Alhadeff, Chief Executive Officer and Chairman of the Board. Mr. Alhadeff has served as our Chairman of the Board since founding BRIAZZ in 1995, and as our Chief Executive Officer since 1996. Mr. Alhadeff also served as our President from 1995 to 1996, as our Secretary from 1995 to 2001 and as our Treasurer from 1996 to 2001. In 1983, Mr. Alhadeff founded Egghead, Inc., a specialty retailer of personal computer software and accessories. Mr. Alhadeff served as Chairman of Egghead until 1990, when he purchased Egghead University, the software training division of Egghead. Egghead University was renamed Catapult, and Mr. Alhadeff served as its Chairman and Chief Executive Officer until 1993, when IBM purchased Catapult. Prior to founding Egghead, Mr. Alhadeff founded Equities Northwest Inc. (ENI), a corporation that formed, marketed and operated oil and gas partnerships, in 1971, and served as its Chief Executive Officer until the company was sold in 1983. While Mr. Alhadeff served at Egghead and ENI, each company, and Mr. Alhadeff, along with other officers and directors of each company, were the subjects of shareholder lawsuits. All shareholder lawsuits were settled and dismissed. From 1969 to 1971, Mr. Alhadeff served as a First Lieutenant in the United States Army. Mr. Alhadeff received a B.A. in Business Administration from the University of Washington in 1968.

C. William Vivian, President, Chief Operating Officer and Director. Mr. Vivian joined us in January 1999 as President and Chief Operating Officer. In January 1999, he also began serving as a director. From 1997 to 1998, Mr. Vivian was a Senior Vice President of the Cucina Presto division of Cucina! Cucina!, a restaurant chain. From 1995 to 1997, Mr. Vivian was a Regional Vice President for Noah’s Bagels, a chain of retail bagel bakeries. From 1994 to 1995, Mr. Vivian was a Zone Director of Operations for Taco Bell, a fast food restaurant chain. During 1993, Mr. Vivian was Vice President of Operations for Rally’s, a drive-in restaurant chain. Mr. Vivian serves as a director of Food Lifeline, an affiliate of America’s Second Harvest, a redistributor of food products. Mr. Vivian received a B.A. from the University of California, San Diego in 1973 and a Master in Hotel Administration from Cornell University in 1978.

Tracy L. Warner, Vice President Finance, Chief Financial Officer, Treasurer and Secretary. Ms. Warner has served as our Vice President Finance since August 1999, as our Chief Financial Officer since August 2000 and as our Treasurer and Secretary since January 2001. From June 1999 to August 1999, Ms. Warner served as our Controller. Prior to joining BRIAZZ, Ms. Warner served as Corporate Controller for The Armco Group, a property management company, from 1998 and 1999; Director of Finance/Controller for Oberto Sausage Company, a manufacturer of meat snacks, from 1997 and 1998; Assistant Treasurer/Controller for Philip Services, an international recycling and disposal company, from 1993 to 1997; and Senior Auditor for Coopers & Lybrand, a public accounting firm, from 1987 to 1993. Ms. Warner received a B.A. in Business Economics from the University of California, Santa Barbara in 1987.

Nancy Lazara, Vice President Food. Ms. Lazara has served as our Vice President Food since joining BRIAZZ in 1998. Ms. Lazara is responsible for menu strategy, product development, and quality assurance. Prior to joining us, Ms. Lazara was Vice President of Product Development for H-E-B Grocery Company, a San Antonio-based supermarket chain, from 1989 to 1996; and Vice President, Food Services for Larry’s Markets, a Seattle-based supermarket chain, from 1984 to 1989. Ms. Lazara received a Grande Diplome from Le Cordon Bleu Cooking School in France in 1975.

Joel Sjostrom, Vice President Retail Operations. Mr. Sjostrom has served as our Vice President Retail Operations since January 2000. Mr. Sjostrom was previously our Regional Vice President, California from 1998 to January 2000, and our California Market Manager from 1997 to 1998. From 1986 to 1997, Mr. Sjostrom served as a Regional Manager at Baker’s Square, a restaurant chain. Mr. Sjostrom received a B.A. in Marketing and Management from the University of Minnesota in 1986.

J. Montgomery Chellis, Vice President Branded Sales. Mr. Chellis has served as our Vice President Branded Sales since joining BRIAZZ in August of 2001. Since April 2001, Mr. Chellis has been the Regional Director West for the newly formed Kraft/Nabisco organization. Prior to that, Mr. Chellis was with Nabisco since 1996, where he was the Northwest Region Sales Manager. Mr. Chellis received his degree his B.A. from Central Washington University in 1988.

Richard Fersch, Director. Mr. Fersch has served as one of our directors since October 1996. From 1993 to 2002, Mr. Fersch served as the President of Eddie Bauer, Inc., a retailer of private-label clothing, accessories and home furnishings. Mr. Fersch joined Eddie Bauer in 1988 as Vice President of Stores and was promoted to President in 1993.

Dan Kourkoumelis, Director. Mr. Kourkoumelis has served as one of our directors since April 1999. From 1967 through 1998, Mr. Kourkoumelis was employed in various positions by Quality Food Centers, Inc., a supermarket chain, and he became one of its directors in April 1991. He was appointed Executive Vice President of QFC in 1983, Chief Operating Officer in 1987 and President in 1989 and served as Chief Executive Officer from 1996 to September 1998. Mr. Kourkoumelis serves as a director of Expeditors International of Washington, Inc., a logistics company, and The Great Atlantic & Pacific Tea Company, Inc., a supermarket chain.

Charles C. Matteson, Jr., Director. Mr. Matteson has served as one of our directors since March 2002. From 2001 to 2002, Mr. Matteson has served as the Managing Director and was a Founding Partner of Spinnaker Capital Partners, LLC, a Private Equity investment firm in partnership with European banking interests specializing in Consumer, Franchisable and Food Technology Firms. From 1997 to 2000, Mr. Matteson was an Operations Director and Founding Partner of Incontrol Systems, LLC, a retail-based healthcare company. In 1987, Mr. Matteson founded Matteson Companies International, Inc., which became one of the largest franchisees for Nutri/System’s medically/professionally supervised weight loss clinics. Mr. Matteson was the CEO for Matteson Companies International, Inc. from 1987 through 1997.

Board of Directors

Our business is managed under the direction of the board. We have determined that the board shall be composed of eight directors. Five directors currently serve on the board, with three vacancies existing. We intend to appoint individuals to fill the vacancies after we identify suitable candidates. Each director is elected for a period of one year at the annual meeting of shareholders and serves until the next annual meeting or until his or her successor is duly elected and qualified. Proxies may not be voted for a greater number of persons than the number of nominees named. The board has responsibility for establishing broad corporate policies and for our overall performance. It is not, however, involved in operating details on a day-to-day basis.

The board meets on a regularly scheduled basis during the year to review significant developments affecting us and to act on matters requiring board approval. It also holds special meetings when an important matter requires board action between regularly scheduled meetings. The board met five times during our fiscal year ended December 30, 2001. No incumbent member attended fewer than 75% of the total number of meetings (including consents) of the board and of any board committees of which he or she was a member during that fiscal year.

Committees of the board consist of an Audit Committee and a Compensation Committee. The Audit Committee, currently composed of Messrs. Fersch, Kourkoumelis and Matteson, reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, the fees to be paid to our auditors, the performance of our auditors, our accounting practices, internal controls and conflict of interest transactions. The Audit Committee met five times during the fiscal year ended December 30, 2001. The Compensation Committee, currently composed of Messrs. Fersch, Kourkoumelis, and Matteson, recommends, reviews and approves the salaries, benefits and stock incentive plans for our executive officers. The Compensation Committee also administers our compensation plans. The Compensation Committee met five times during the fiscal year ended December 30, 2001.

Director Compensation

Directors who are also our officers or employees do not receive any compensation for their services as directors. Each non-employee director receives reimbursement for reasonable expenses of attending board meetings. In addition, we grant nonqualified stock options to each non-employee director. During fiscal 2001, we granted options to acquire 10,000 shares of common stock to each of the following directors: Mr. Fersch and Mr. Kourkoumelis. Such options were fully vested upon grant and are exercisable for $4.70 per share. We do not provide additional compensation for committee participation or special assignments of the board of directors.

Compensation Committee Interlocks and Insider Participation

BRIAZZ’s Compensation Committee is currently composed of Messrs. Fersch, Kourkoumelis, and Matteson. Paul Vigano served as a member of our Compensation Committee until he resigned as a director in December 2001. No member of the Compensation Committee is an officer or employee of BRIAZZ. No executive officer of BRIAZZ serves as a member of the board or compensation committee of any entity that has one or more executive officers serving as a member of our board or Compensation Committee. In addition, no interlocking relationship exists between any member of our Compensation Committee and any member of the compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Executive Compensation

The following table sets fourth the compensation paid to our Chief Executive Officer and four most highly compensated executive officers for the fiscal years ended December 31, 2000 and December 30, 2001. No other executive officer of BRIAZZ earned a salary and bonus for fiscal 2001 in excess of $100,000.

				Long-Term
		Annual Compensation		Compensation
				Securities
Name and Principal Position	Year	Salary	Bonus	Underlying Options

Victor D. Alhadeff, Chief Executive Officer and Chairman	2001	$150,000	0	122,833
of the Board	2000	150,000	0	12,500
C. William Vivian, President and	2001	209,999	0	129,998
Chief Operating Officer	2000	194,396	0	8,334

				Long-Term
		Annual Compensation		Compensation
				Securities
Name and Principal Position	Year	Salary	Bonus	Underlying Options

Tracy L. Warner, Vice President Finance, Chief Financial	2001	$124,231	0	22,000
Officer, Treasurer and Secretary	2000	106,923	0	10,000
Nancy Lazara, Vice President Food	2001	115,750	0	21,998
	2000	112,223	0	5,000
Joel Sjostrom, Vice President	2001	117,431	0	21,997
Retail Operations	2000	111,130	0	10,001

Option Grants in Last Fiscal Year

The following table sets forth certain information regarding stock option grants to our Chief Executive Officer and four most highly compensated executive officers during the year ended December 30, 2001. The potential realizable value is calculated based on the assumption that the common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of its term. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth. Potential realizable values are computed by:

•	multiplying the number of shares of common stock subject to a given option by the exercise price;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual five percent (5%) or ten percent (10%) rate shown in the table for the entire ten-year term of the option; and

•	subtracting from that result the aggregate option exercise price.

					Potential Realizable
	Option Grants in Fiscal 2001				Value at Assumed
					Annual Rates of Stock
	Number of	% of Total Options			Price Appreciation for
	Securities	Granted to			Option Term
	Underlying Options	Employees in Fiscal	Exercise Price	Expiration
Name	Granted(1)	Year(2)	(per share)(3)	Date	5%	10%

Victor D. Alhadeff	114,314	24.6%	$4.70	June 7, 2011	$337,890	$856,279
	6,519	1.4%	$6.00	Jan. 24, 2011	$24,599	$62,338
	2,000	0.4%	$2.34	July 31, 2011	$2,943	$7,459
C. William Vivian	50,652	10.9%	$4.70	June 7, 2011	$149,717	$379,413
	4,346	0.9%	$6.00	Jan. 24, 2011	$16,399	$41,558
	75,000	16.1%	$2.34	July 31, 2011	$110,371	$279,702
Tracy L. Warner	19,858	4.3%	$4.70	June 7, 2011	$58,696	$148,748
	2,142	0.5%	$6.00	Jan. 24, 2011	$8,083	$20,483
Nancy Lazara	19,842	4.3%	$4.70	June 7, 2011	$58,649	$148,628
	2,156	0.5%	$6.00	Jan. 24, 2011	$8,135	$20,617
Joel Sjostrom	19,948	4.3%	$4.70	June 7, 2011	$58,962	$149,422
	2,049	0.4%	$6.00	Jan. 24, 2011	$7,732	$19,593

(1)	All options vest as to 25% on each of the first four anniversaries of the date of grant.

(2)	During the fiscal year ended December 30, 2001, options to purchase 464,550 shares were issued to employees.

(3)	The exercise price per share was equal to the fair market value of the common stock on the date of grant as determined by the board of directors.

Option Exercises and Fiscal Year End Values

The following table sets forth for our Chief Executive Officer and four most highly compensated executive officers the number of shares acquired upon exercise of stock options during the year ended December 30, 2001 and the number of shares subject to exercisable and unexercisable stock options held at December 30, 2001.

			Number of Securities		Value of Unexercised
	Securities		Underlying Unexercised		In-the-Money Options at
	Acquired		Options at December 30, 2001		December 30, 2001(1)
	on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Victor D. Alhadeff	Nil	Nil	41,509	160,491	Nil	Nil
C. William Vivian	Nil	Nil	22,921	157,079	Nil	Nil
Tracy L. Warner	Nil	Nil	10,000	37,000	Nil	Nil
Nancy Lazara	Nil	Nil	10,438	31,562	Nil	Nil
Joel Sjostrom	Nil	Nil	10,215	36,785	Nil	Nil

(1)	The closing price of the common stock on December 28, 2001, the last trading day prior to December 30, 2001, was $0.89 per share. As of December 30, 2001, no options were in-the-money.

Stock Option Plan

The 1996 Amended Stock Option Plan was initially adopted by our board of directors and approved by our shareholders in December 1995 and was last amended on June 5, 2002. The plan currently provides for the issuance of up to 1,165,000 shares of common stock upon the exercise of options granted thereunder, subject to adjustment for stock dividends, stock splits, reverse stock splits and other similar changes in our capitalization.

Under the plan, stock options may be granted to employees, directors and such other persons as the plan administrator may select. As of December 30, 2001, BRIAZZ had 452 employees and directors, each of whom was eligible to receive stock options under the plan.

We have implemented a stock option program under the terms of the plan that we refer to as our “Fresh Options” program. The Fresh Options program currently provides for all hourly employees to receive a one-time grant of non-qualified stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended) after working 1,300 hours. The number of shares covered by the option is based on the employee’s wages. Additional options may be granted to employees who remain employed for more than three years. Fresh Options are granted two times per year, on May 1st and November 1st.

Management-level employees are eligible to receive an initial grant of stock options at the next semi-annual grant date after the date of hire. The number of shares covered by the option is based on the manager’s salary level. If an hourly employee is promoted to the management level, an option to purchase additional shares is granted in an amount equal to that granted to a newly hired manager.

Senior management-level employees are eligible to receive an initial grant of stock options on the employee’s hire date and performance-based annual grants as determined on a case-by-case basis.

Directors are eligible to receive an initial grant of non-qualified stock options when elected or appointed to the board.

On March 3, 1997, the board of directors authorized the compensation committee to serve as the plan administrator. The exercise price per share for options granted pursuant to the plan is the fair market value of the shares on the date of grant, as determined by the plan administrator. Options typically vest in equal annual installments over a four-year period. No options vest in any year in which the optionee, if an employee, works less than a minimum of 500 hours.

With certain exceptions, each outstanding option terminates, to the extent not previously exercised, upon the occurrence of the first of the following events:

•	the expiration of the term of the option, which is specified by the plan administrator at the time of grant (generally ten years; or, with respect to incentive stock options granted to greater-than-ten-percent shareholders, a maximum of five years);

•	the date of an optionee’s termination of employment or contractual relationship with us for cause;

•	the expiration of three months from the date of an optionee’s termination of employment or contractual relationship with us for any reason other than cause, death or disability, unless, in the case of a non-qualified stock option, extended by the plan administrator until a date no later than the expiration date of the option; or

•	the expiration of one year from the date of an optionee’s cessation of employment or contractual relationship with us by reason of death or disability, unless, in the case of a non-qualified stock option, the exercise period is extended by the plan administrator until a date not later than the expiration date of the option.

Upon exercise, the exercise price may be paid in cash or by:

•	with the approval of the plan administrator, delivering shares of common stock previously held;

•	having shares withheld or sold or margined from the number of shares to be received; or

•	complying with any other payment mechanisms the plan administrator may approve.

The plan administrator may amend, modify or terminate the plan, or modify or amend options granted under the plan, except that no amendment with respect to an outstanding option that has the effect of reducing the holder’s benefits may be made over the objection of the holder (other than those provisions triggering acceleration of vesting of outstanding options).

As of December 30, 2001, options to acquire 908,129 shares of common stock were outstanding and options to acquire 316,707 shares of common stock were exercisable under the plan. In 2001, 3,897 options were exercised. Of the outstanding options: 4,211 were at an exercise price of $0.95 per share; 419,029 were at an exercise price of $1.50 per share; 102,000 were at an exercise price of $2.34; 308,136 were at an exercise price of $4.70 per share; 72,770 were at an exercise price of $6.00 per share; 301 were at an exercise price of $600.00; 681 were at an exercise price of $1,632.00 per share; 759 were at an exercise price of $1,800.00 per share; and 242 were at an exercise price of $3,900.00 per share.

Cash Incentive Plans

We administer annual cash incentive plans that are targeted toward specific groups of our employees, including senior management, managers, supervisors, sales specialists and other salaried employees.

In fiscal 1999, we administered an officer incentive program that provided our senior management with the opportunity to earn a year-end cash bonus of up to 30% of their annual salary, based on our achievement of at least 88% of our pre-tax contribution goal. Pursuant to this program, we paid bonuses in fiscal 2000 that were earned in fiscal 1999 to some of our named executive officers.

In fiscal 2000, we administered a senior management team annual incentive plan. In the event that we exceeded our pre-tax contribution goal for 2000, participants were eligible to receive a cash bonus equal to the following percentage of their respective annual salaries: 35% for our President; 30% for our Vice Presidents; 25% for our

employees at the “senior director” level; and 20% for our employees at the “director” level. Our named executive officers were eligible to participate in this plan. No cash bonuses were paid under the terms of this plan.

The 2001 bonus plan for eligible officers and executives was based solely on BRIAZZ exceeding the budgeted pre-tax earnings. Eligible officers and executives were eligible to earn 30-35% of their annual base salary if BRIAZZ met specific financial goals. None of the eligible officers and executives received any compensation from this plan since BRIAZZ did not exceed it pre-tax budget.

The 2002 bonus plan remains the same, except that bonuses will accrue and be paid on a quarterly, rather than on an annual, basis.

Additionally, as described below under “Employment Agreements,” Mr. Vivian is eligible under the terms of his employment agreement to receive an annual cash bonus of up to 30% of his annual salary.

In March 2002, Tracy Warner was awarded a performance bonus equal to 30% of her 2001 salary. The bonus was awarded on an individual basis, outside of the terms of our bonus plans.

2001 Employee Stock Purchase Plan

We have implemented an employee stock purchase plan. We intend that the plan qualifies under Section 423 of the Internal Revenue Code. The plan permits our eligible employees to purchase common stock through payroll deductions of up to 10% of their cash compensation per year. The plan provides for six month offering periods, beginning on each January 1 and July 1. No employee may purchase more than $12,500 in common stock in any offering period. We have authorized the issuance of up to a total of 200,000 shares of common stock pursuant to the plan. The price of common stock issued under the plan will be the lesser of 85% of the fair market value on the last day of the offering period. During the initial purchase period under the plan, which ended on December 30, 2001, a total of 22,317 shares of common stock were purchased under the plan.

Indemnification and Limitation of Director and Officer Liability

Our articles of incorporation and our bylaws limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to the Washington Business Corporation Act, no director will be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as a director of BRIAZZ, except liability for:

•	acts or omissions involving intentional misconduct or knowing violations of law;

•	unlawful distributions; or

•	transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

Our articles of incorporation also provide that we may indemnify any individual made a party to a proceeding because that individual is or was a director or officer of ours, and this right to indemnification will continue as to an individual who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors or administrators. Any subsequent repeal of or modification to our articles of incorporation will not adversely affect any right of a director or officer of ours who is or was a director or officer at the time of such repeal or modification. To the extent the provisions of our articles of incorporation provide for indemnification of directors or officers for liabilities arising under the Securities Act of 1933, as amended, those provisions are, in the opinion of the Securities and Exchange Commission, against public policy as expressed in the Securities Act and therefore unenforceable.

Our articles of incorporation provide that we will indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by law. The directors, officers and employees of BRIAZZ also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by BRIAZZ for such purpose.

Employment Agreements

Pursuant to our employment agreement with C. William Vivian, dated July 1999, Mr. Vivian has agreed to act as our President and Chief Operating Officer, working primarily from our base of operations in Seattle, Washington and any future base of operations located within 50 miles of Seattle, Washington.

Mr. Vivian’s compensation under the agreement includes a base annual salary of $140,000 beginning in January 1999, which was increased to $152,000 in 1999, to $200,000 in 2000, and to $210,000 in 2001, and which is subject to annual review. Mr. Vivian’s salary was increased to $220,500 in January 2002; however, due to our financial position, in July 2002 Mr. Vivian voluntarily agreed to reduce his salary to 2001 levels. Increases in Mr. Vivian’s base salary may be made in our sole discretion. Mr. Vivian is eligible to participate in an incentive bonus plan adopted by the compensation committee, with an annual potential bonus of 30% of Mr. Vivian’s base salary, which was increased to 35% in the senior management team annual incentive plan for fiscal 2000. Mr. Vivian is also eligible to receive annual vacation leave, reimbursement of reasonable travel costs and use of a company car, as further described in the agreement.

Mr. Vivian’s employment agreement may be terminated by either party without cause (as defined in the agreement). In the event that we terminate Mr. Vivian’s employment without cause, we agree to provide Mr. Vivian with monthly separation payments equal to Mr. Vivian’s base monthly salary, for a period of 12 months, subject to Mr. Vivian providing us with a waiver and release of all claims.

We have entered into a non-competition agreement with our Chief Executive Officer and Chairman of the Board, Victor D. Alhadeff, dated October 18, 1996. This agreement provides that during the term of his employment with BRIAZZ and for two years thereafter, Mr. Alhadeff will not act as an agent of, own (except for less than 5% of a competitor’s equity interests) or participate in the management of any of our competitors, without geographical limitation, or induce any of our employees, consultants or agents to leave BRIAZZ.

RELATED PARTY TRANSACTIONS

As of December 30, 2001, Mr. Alhadeff, our Chief Executive Officer and Chairman of the Board, was a co-obligor on our $2,000,000 operating line of credit with U.S. Bank National Association. Mr. Alhadeff receives no compensation from us for serving in this capacity. The line of credit currently has no balance outstanding and expired April 15, 2002.

We are a party to a lease agreement dated November 6, 1998 with Benaroya Capital Company, LLC, pursuant to which we have agreed to lease a 517 square foot retail space in Metropolitan Park West, 1100 Olive Way, Seattle, Washington for the period from November 15, 1998 to May 31, 2003. Our monthly rent is the lesser of $1,300 or 6% of our gross sales. During the fiscal year ended December 30, 2001, we paid Benaroya Capital a total of $26,205 in connection with our lease obligations. We anticipate that our future rent obligations from December 31, 2001 to May 31, 2003 will be a maximum of $22,100 under the calculation described above. Benaroya Capital is controlled by Jack Benaroya, one of our principal shareholders.

Starbucks Corporation currently supplies the coffee for our cafes. During fiscal 2001, we purchased a total of $471,256 in coffee and coffee-related supplies from Starbucks. Mr. Schultz, one of our principal shareholders and a former director, is the Chairman and Chief Global Strategist of Starbucks.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information known to BRIAZZ with respect to the beneficial ownership of our common stock as of April 17, 2002, by

(i)	each person known by us to be the beneficial owner of more than five percent (5%) of the outstanding common stock,

(ii)	each of our directors,

(iii)	each of our named executive officers, and

(iv)	all directors and officers as a group. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

				Percent of Class
Directors, Named Executive Officers and 5%	Number of Shares		Percent of	After Private
Shareholders(1)	Beneficially Owned(2)		Class	Placement(3)

Victor D. Alhadeff	878,973	(4)	15.4%	10.7%
Richard Fersch	21,726	(5)	*	*
Dan Kourkoumelis	38,334	(6)	*	*
C. William Vivian	41,195	(7)	*	*
Charles C. Matteson, Jr.	0		*	*
Tracy L. Warner	10,500	(8)	*	*
Nancy Lazara	18,764	(9)	*	*
Joel Sjostrom	18,795	(10)	*	*
J. Montgomery Chellis	0		*	*

All directors and executive officers (9 persons)	1,048,287	(11)	17.9%	12.8%

5% Shareholders
Whitney Equity Partners, L.P.	836,021	(12)	14.3%	10.2%
Jack Benaroya	676,152	(13)	11.6%	8.3%
Alhadeff Limited Partnership II	473,807	(4)	8.1%	5.8%
Howard Schultz	387,997	(14)	6.6%	4.7%

*	Represents beneficial ownership of less than one percent (1%) of the common stock.

(1)	Unless otherwise indicated, the address of each beneficial owner is the address of BRIAZZ.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. common stock subject to options and warrants currently exercisable, or exercisable within 60 days after April 17, 2002, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership for any other person. Applicable percentage ownership is based on the aggregate common stock outstanding as of April 17, 2002, which was 5,847,310, together with the applicable options and warrants of such shareholder.

(3)	Assumes the issuance of the 2,333,334 shares of common stock being offered for sale by Laurus pursuant to this prospectus.

(4)	Represents, with respect to Mr. Alhadeff, 252,019 shares held directly, 101,430 shares issuable upon exercise of warrants exercisable at $5.74 per share, 71,717 shares issuable upon the exercise of stock options, of which 33,039 are exercisable at $1.50 per share, 28,578 are exercisable at $4.70 per share, 1,630 are exercisable at $6.00 per share and 100 are exercisable at $1,632 per share, and 473,807 shares held by Alhadeff Limited Partnership II, and represents with respect to Alhadeff Limited Partnership II, such 473,807 shares.

(5)	Represents 5,200 shares held directly, 1,599 shares issuable upon exercise of warrants exercisable at $6.00 per share and 21,726 shares issuable upon exercise of stock options, of which 1,667 are exercisable at $1.50 per share, 10,000 are exercisable at $4.70 per share, 10,000 are exercisable at $6.00 per share, 34 are exercisable at $600.00 per share and 25 are exercisable at $1,800.00 per share.

(6)	Represents shares issuable upon exercise of stock options, of which 18,167 are exercisable at $1.50 per share, 10,000 are exercisable at $4.70 per share, 10,000 are exercisable at $6.00 per share and 167 are exercisable at $1,800.00 per share.

(7)	Represents shares issuable upon exercise of stock options, of which 27,309 are exercisable at $1.50 per share, 12,663 are exercisable at $4.70 per share, 1,087 are exercisable at $6.00 per share and 136 are exercisable at $1,800.00 per share.

(8)	Represents shares issuable upon exercise of stock options, of which 5,000 shares are exercisable at $1.50 per share, 4,964 are exercisable at $4.70 per share and 536 are exercisable at $6.00 per share.

(9)	Represents shares issuable upon exercise of stock options, of which 13,183 are exercisable at $1.50 per share, 18,764 are exercisable at $4.70 per share, 539 are exercisable at $6.00 per share, 34 are exercisable at $1,632.00 per share and 48 are exercisable at $1,800.00 per share.

(10)	Represents 1,300 shares held directly and 17,495 shares issuable upon exercise of stock options, of which 11,961 are exercisable at $1.50 per share, 4,987 are exercisable at $4.70 per share, 513 are exercisable at $6.00 per share, 5 are exercisable at $1,632.00 per share and 29 are exercisable at $1,800.00 per share.

(11)	Includes 802,001 shares subject to options exercisable within 60 days of April 17, 2002.

(12)	Represents shares beneficially owned by Whitney Equity Partners, L.P. (Whitney). Represents 617,358 shares held directly, 196,971 shares issuable upon exercise of warrants exercisable at $5.74 per share and 21,692 shares issuable upon exercise of stock options held by Peter M. Castleman, a Managing Partner of Whitney & Co., LLC, of which 1,667 are exercisable at $1.50 per share, 10,000 are exercisable at $4.70 per share, 10,000 are exercisable at $6.00 per share and 25 are exercisable at $1,800.00 per share. The name of the general partner of Whitney Equity Partners, L.P. is J.H. Whitney Equity Partners, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners, L.L.C. are as follows: Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O’Brien and Michael R Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901. Whitney disclaims beneficial ownership of the shares subject to options exercisable by Mr. Castleman.

(13)	Represents 492,961 shares held directly and 183,191 shares issuable upon exercise of warrants exercisable at $5.74 per share. The address for Mr. Benaroya is c/o Benaroya Capital Company, L.L.C., 1001 Fourth Avenue, Suite 4700, Seattle, Washington 98154.

(14)	Represents 271,190 shares held directly, 104,470 shares issuable upon exercise of warrants exercisable at $5.74 per share and 12,337 shares issuable upon exercise of stock options, of which 1,667 are exercisable at $1.50 per share, 10,000 are exercisable at $6.00 per share, 167 are exercisable at $600.00 per share, 261 are exercisable at $1,632.00 per share and 242 shares are exercisable at $3,900.00. The address for Mr. Schultz is c/o Starbucks Corporation, 2401 Utah Avenue South, Seattle, Washington 98134.

DESCRIPTION OF CAPITAL SECURITIES

The following is a summary of provisions of our capital securities.

Common Stock

As of April 17, 2002, we were authorized to issue 100,000,000 shares of common stock, of which 5,847,310 shares were issued and outstanding. This prospectus relates to 2,083,334 shares of common stock issuable upon conversion of our outstanding convertible note and 250,000 shares of common stock issuable upon exercise of outstanding warrants. Assuming the issuance of such shares, a total of 8,180,644 shares of common stock would be outstanding.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our shareholders, including the election of directors. There are no cumulative voting rights, and therefore, the holders of a majority of the shares of our common stock may elect all of our directors. Holders of our common stock are entitled to receive dividends if and when dividends are declared by our board of directors out of assets legally available for the payment of dividends, subject to preferential rights of any outstanding shares of preferred stock. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our debts or other liabilities and making provisions for the holders of any outstanding shares of preferred stock, our remaining assets will be distributed ratably among the holders of shares of common stock and any preferred stock. Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority, without action by our shareholders, to issue up to an aggregate of 50,000,000 shares of preferred stock in one or more classes or series. The board may fix the designations, preferences, rights and any qualifications, limitation or restrictions of the shares of each such series, including dividend rights, convertibility, voting rights, redemption rights, liquidation preferences and the number of shares constituting any series and the designation of such series. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of BRIAZZ, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock. We currently have no plans to issue any preferred stock.

14% Convertible Secured Note

On June 18, 2002, we issued a 14% convertible note to the Laurus Master Fund, Ltd. in the amount of $1.25 million. The note matures on December 18, 2003. We begin making monthly principal and interest payments on the note on September 1, 2002. Interest only monthly payments are payable prior to that date. We may repay the note in cash or stock; however, we are not permitted to make payments in shares and are required to make payments in cash if any of the following events occurs: (i) there fails to exist an effective resale registration statement with respect to the shares; (ii) such conversion of the note would result in the issuance pursuant to the note and associated warrants of more than 1,163,614 shares of common stock, or 19.9% of the number of shares of common stock outstanding on June 18, 2002, unless the issuance of the shares is approved by our shareholders; or (iii) there occurs any event of default. The events of default under the note are similar to those customary for convertible debt securities, including breaches of material terms, failure to pay amounts owed, delisting of our common stock from the Nasdaq Stock Market (unless our common stock is subsequently listed on the Nasdaq SmallCap Market, the OTC Bulletin Board or a national securities exchange), or failure to comply with the reporting, filing or other obligations of listing on such market. If we choose to repay the note in common stock and if the average daily volume weighted average price of our common stock as reported by Bloomberg, L.P. on the principal trading market for our common stock for the 11 trading days preceding a repayment date is less than 125% of the conversion price (initially set at $1.20), Laurus is permitted to convert the repayment amount into our common stock at a conversion price of 85% of the average of the five lowest closing prices during the 30 trading days immediately preceding the conversion date.

Laurus may also convert, from time to time, all or any portion of the principal portion of the note and/or fees due and payable into shares of our common stock at the conversion price then in effect by providing us with a notice of conversion. The initial conversion price is $1.20 per share. If an event of default occurs, the conversion price shall be equal to the lower of $1.20 or 70% of the average of the three lowest closing prices for the common stock as repost on the principal trading exchange of our common stock for the prior thirty trading days. The conversion price of the note may also be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the selling stockholder’s position. If an event of default occurs, Laurus may make all unpaid amounts under the note immediately due and payable without demand, presentment or notice, or grace period. In the event of such an acceleration, the amount due and owing to Laurus shall be 130% of the unpaid amounts under the note. If we are unable to issue shares of common stock within five business days of receiving a valid notice of conversion from Laurus, we must pay to Laurus 130% of the amount of principal requested to be converted, together with accrued and unpaid interest on such principal.

We have the ability to redeem the note at any time by paying to Laurus (i) the principal amount of the note multiplied by a percentage which increases over time from 102% to 125% (ii) plus accrued and unpaid interest.

Laurus has contractually agreed to restrict its ability to convert the note and receive shares of our common stock such that the number of shares of common stock beneficially owned by it and its affiliates after such conversion does not exceed 4.99% of the then issued and outstanding shares of common stock; provided, however, that such restrictions on conversion may be revoked by Laurus upon 75 days prior notice to us, and are automatically null and void upon an event of default under the note. Unless we receive shareholder approval, we cannot issue to Laurus, pursuant to either the convertible note or the warrants, more than 1,163,614 shares of common stock, or 19.9% of the number of shares of common stock outstanding on June 18, 2002.

The note is secured by our assets.

Warrants

As of March 31, 2002, we had warrants outstanding to purchase 930,404 shares of common stock. The warrants terminate throughout 2003.

On June 18, 2002, we issued to Laurus as part of the $1.25 million convertible debt financing a five-year warrant to purchase 250,000 shares of common stock to Laurus. Of the 250,000 shares, 125,000 shares were exercisable at $1.43, 75,000 shares were exercisable at $1.69 and 50,000 were exercisable at $1.95. The exercise prices of the warrant may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the selling stockholder’s position. Laurus has contractually agreed to restrict its ability to exercise the warrants and receive shares of our common stock such that the number of shares of common stock beneficially owned by it and its affiliates after such exercise does not exceed 4.99% of the then issued and outstanding shares of common stock; provided, however, that such restrictions on exercise may be revoked by Laurus upon 75 days prior notice to us, and are automatically null and void upon an event of default under the note.

Registration Rights

In connection with certain preferred stock offerings we conducted prior to our initial public offering, we granted to many of our current shareholders, including Whitney and Shea, rights relating to the registration of their shares under state and federal securities laws. These rights, which are assignable, are outlined in a registration rights agreement between BRIAZZ and these shareholders. Holders of (a) at least one-third of the shares of common stock issuable upon the conversion of our Series A preferred stock, (b) at least one-third of the shares of common stock issuable upon the conversion of our Series B preferred stock or (c) at least one-third of the shares of common stock issuable upon the conversion of our Series C preferred stock are entitled to demand on up to two occasions that we use our best efforts to register for public resale all of the shares of common stock they request be registered, provided that the proposed aggregate offering price would exceed $5.0 million. We may postpone the filing for up to six months in any 12-month period if our board determines that filing a registration statement would be seriously detrimental to us and our shareholders.

In addition, under the agreement all of these shareholders are entitled to “piggyback” registration rights in connection with any registration by us of our securities in connection with a public offering solely for cash, for our own account or for the account of other security holders (other than in this offering and in any registration of securities to be issued to participants in a stock-based incentive plan). If we propose to register any shares of common stock under the Securities Act, these shareholders are entitled to receive notice of the registration and to include their shares in the registration statement, subject to certain limitations.

These shareholders may also require us to register all or a portion of their common stock subject to these registration rights on Form S-3, when use of this form becomes available, provided that, among other limitations, the proposed aggregate offering price would be at least $2.0 million. We may postpone the filing for up to 90 days in any 12-month period if our board determines that filing a registration statement would be seriously detrimental to us and our shareholders. All registration rights of a holder who holds less than 1% of our issued and outstanding common stock terminate when the holder can offer and sell all of his or her registrable securities pursuant to Rule 144. All registration rights otherwise terminate five years after this offering.

In connection with the $1.25 million convertible debt financing with Laurus, we granted to Laurus registration rights. These rights, which are assignable, are outlined in the Securities Purchase Agreement with Laurus dated June 18, 2002. We have agreed to file a resale registration statement with respect to the 250,000 shares of common stock issuable upon exercise of the warrant and 200% of the shares that may be issuable upon conversion of the convertible note. We have agreed to keep the registration statement effective for a period of one year from the date of effectiveness. Commencing ninety days after June 18, 2002, Laurus is entitled to demand on up to two occasions that we use our best efforts to register for public resale all of the shares of common stock it requests be registered unless such shares are otherwise covered by an effective registration statement. In addition, Laurus is entitled to “piggyback” registration rights in connection with any registration by us of our securities in connection with a public offering solely for cash, for our own account or for the account of other security holders (other than in any registration of securities in which the shares of common stock would not be permitted to be registered, such as securities to be issued to participants in a stock-based incentive plan). If we propose to register any shares of common stock under the Securities Act, Laurus is entitled to receive notice of the registration and to include its shares in the registration statement, subject to certain limitations. These registration rights terminate if such shares may be sold pursuant to Rule 144(k) under the Securities Act of 1933 or if Laurus holds less than 1% of our issued and outstanding common stock and can offer and sell all of its securities pursuant to Rule 144. All registration rights otherwise terminate on the date on which the registrable securities have been outstanding for five years.

All registration rights are subject to conditions and limitations, among them the right of the underwriters of any offering to limit the number of shares of common stock held by the security holders to be included in the registration. We are generally required to bear all of the expenses of all registrations, except underwriting discounts and selling commissions. Registration of the shares of common stock held by security holders with registration rights would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration statement.

Anti-Takeover Effects of Charter and Bylaws Provisions and the Washington Business Corporation Act

Our articles of incorporation and bylaws contain provisions that may have the effect of delaying, deferring or preventing a change in control. Neither the articles of incorporation nor the bylaws provide for cumulative voting in the election of directors. Furthermore, the authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede any attempt to change control of BRIAZZ.

Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a “target corporation,” with some exceptions, from engaging in certain significant business transactions with a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation (an Acquiring Person) for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Transactions prohibited by this statute include, among others:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person;

•	termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person’s acquisition of 10% or more of the shares; or

•	allowing the Acquiring Person to receive any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur, as long as it complies with certain “fair price” provisions of the statute. A public corporation may not “opt out” of this statute. This provision may have the effect of delaying, deferring or preventing a change in control of BRIAZZ.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock, no par value, has been quoted on the Nasdaq National Market, under the symbol “BRZZ” since May 2, 2001. Prior to that time, there was no public market for our common stock. The following table shows the high and low sale prices for our common stock as reported on the Nasdaq National Market for the periods indicated:

	HIGH	LOW

YEAR ENDED DECEMBER 30, 2001
Second quarter*	$8.25	$2.60
Third quarter	$3.00	$0.99
Fourth quarter	$1.44	$0.68
YEAR ENDED DECEMBER 29, 2002
First quarter	$1.94	$0.84

*	Beginning on May 2, 2001

The closing sale price for our common stock as reported on the Nasdaq National Market for July 25, 2002 was $0.6963.

As of March 12, 2002, there were approximately 121 holders of record of the common stock of BRIAZZ and 5,847,310 shares of the common stock outstanding.

Dividends

No cash dividends were declared or paid in fiscal 2001. The company has never paid dividends on the common stock and does not intend to pay dividends on the common stock in the foreseeable future. The company’s board of directors intends to retain any earnings to provide funds for the operation and expansion of the company’s business.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our shares of common stock is Mellon Investor Services, LLC, 520 Pike Street, Seattle, Washington 98101, telephone (206) 674-3030.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling shareholders. When we refer to selling shareholders, we intend to include donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, the Nasdaq SmallCap Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling shareholders against some liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meets the criteria and conform to the requirements of such Rule.

Upon being notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

•	the name of each selling shareholder(s) and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which the shares were sold,

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

•	that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

In addition, upon being notified by any selling shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

LEGAL MATTERS

Dorsey & Whitney LLP, Seattle, Washington, will pass upon the validity of the shares of our common stock being offered hereby.

EXPERTS

The financial statements of BRIAZZ, Inc. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph regarding the ability of BRIAZZ, Inc. to continue as a going concern) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 covering the shares being sold in this offering. We have not included in this prospectus some information contained in the registration statement, and you should refer to the registration statement, including exhibits and schedules filed with the registration statement, for further information.

Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the description contained in this prospectus is subject to the terms and conditions of such contract or document. You must review the exhibits themselves for a complete understanding of the contract or document.

You may review a copy of the registration statement from the public reference section of the Securities and Exchange Commission in Room 1024, Judiciary Plaza, 450 — 5th Street, N.W., Washington, D.C. 20549. You may also obtain copies of such materials at prescribed rates from the public reference section at the Commission, Room 1024, Judiciary Plaza, 450 — 5th Street, N.W., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants, such as BRIAZZ, that file electronically with the Securities and Exchange Commission.

You may read and copy any reports, statements or other information that we file with the Commission at the addresses indicated above, and you may also access them electronically at the web site set forth above. These Commission filings are also available to the public from commercial document retrieval services.

BRIAZZ, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS:

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Briazz, Inc.

      In our opinion, the accompanying balance sheets and the related statements of operations, mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows present fairly, in all material respects, the financial position of Briazz, Inc. at December 30, 2001 and December 31, 2000 and the results of its operations and its cash flows for the three years in the period ended December 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has reported operating losses since inception and needs to raise additional capital to fund future operating losses and planned growth. These are conditions that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
March 12, 2002

BRIAZZ, INC.

BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	December 30,	December 31,	March 31,
	2001	2000	2002

			(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$6,193	$555	$3,591
Accounts receivable, net of allowance of $104 (2001), $63 (2000) and $44 (2002)	472	547	656
Inventory	507	508	520
Prepaid expenses and other current assets	447	490	746
Current portion of restricted certificates of deposit	149	149	102

Total current assets	7,768	2,249	5,615
Property and equipment, net	13,555	11,632	13,190
Restricted certificates of deposit, net of current portion	453	328	421
Deposits and other assets	177	200	181

Total assets	$21,953	$14,409	$19,407

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Line of credit borrowings, current	$—	$160	$—
Bank overdraft	754	—	527
Current portion of long-term debt	138	144	97
Accounts payable	1,322	3,008	1,381
Accrued compensation	996	904	755
Accrued and other liabilities	492	653	475

Total current liabilities	3,702	4,869	3,235

Line of credit borrowings, net of current portion	—	1,840	—
Long-term debt, net of current portion	335	48	335

Commitments and contingencies
Mandatorily redeemable convertible preferred stock, no par; 50,000,000 shares authorized Series A, 35,000 designated; 0 (2001) and 2,061 (2000) shares issued and outstanding; liquidation value of $0 (2001) and $11,058 (2000)	—	10,984	—
Series B, 34,450 designated; 0 (2001) and 3,211 (2000) shares issued and outstanding; liquidation value of $0 (2001) and $23,239 (2000)	—	23,104	—
Series C, 30,000,000 designated; 0 (2001) and 3,120,788 (2000) shares issued and outstanding; liquidation value of $0 (2001) and $19,605 (2000)	—	19,521	—

Total mandatorily redeemable convertible preferred stock	—	53,609	—

	December 30,	December 31,	March 31,
	2001	2000	2002

			(unaudited)
Stockholders’ equity (deficit)
Common stock, no par; 100,000,000 shares authorized; 5,824,993 (2001), 920 (2000) and 5,847,310 (2002) shares issued and outstanding	73,746	2,076	73,765
Additional paid-in capital	209	—	209
Deferred stock compensation	(981)	(1,060)	(894)
Accumulated deficit	(55,058)	(46,973)	(57,243)

Total stockholder’ equity (deficit)	17,916	(45,957)	15,837

Total liabilities and stockholders’ equity	$21,953	$14,409	$19,407

The accompanying notes are an integral part of these financial statements.

BRIAZZ, INC.

STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT SHARE DATA)

	Years Ended			Thirteen weeks ended

	December 30,	December 31,	December 26,	March 31,	April 1,
	2001	2000	1999	2002	2001

				(unaudited)	(unaudited)
Sales
Retail	$22,737	$23,624	$19,428	$5,376	$5,854
Branded Sales	9,292	10,068	6,170	2,062	2,409

Total Sales	32,029	33,692	25,598	7,438	8,263

Operating Expenses
Cost of food and packaging	12,480	13,597	11,520	2,813	3,165
Occupancy expenses	4,010	3,818	3,602	996	932
Labor expenses (including amortization of deferred stock compensation of $186 for 2001 and $81 for 2000)	11,098	11,186	9,506	2,726	2,763
Depreciation and amortization	2,686	2,657	2,628	788	606
Other operating expenses	1,849	1,921	2,419	453	435
General and administrative expenses (including amortization of deferred stock compensation of $102 for 2001 and $41 for 2000)	6,837	6,581	6,033	1,851	1,651
Loss on sale of assets	—	—	—	2	—
Provision for asset impairment and store closure	26	63	779	16	—

Total operating expenses	38,986	39,823	36,487	9,645	9,552

Loss from operations	(6,957)	(6,131)	(10,889)	(2,207)	(1,289)
Other (expense) income
Interest and other expense	(125)	(217)	(4,600)	(10)	(48)
Interest and other income	280	61	108	32	26

	155	(156)	(4,492)	22	(22)

Net loss	(6,802)	(6,287)	(15,381)	(2,185)	(1,311)
Accretion of dividends/amortization of discount on preferred stock	4,318	3,319	2,421	—	(1,054)

Net loss attributable to common stockholders	$(11,120)	$(9,606)	$(17,802)	$(2,185)	$(2,365)

Basic and diluted net loss per share	$(2.86)	$(2,455.68)	$(5,148.14)	$(0.37)	$(926.63)

Weighted-average shares used in computing basic and diluted net loss per share	3,889,472	3,912	3,458	5,831,370	2,552

The accompanying notes are an integral part of these financial statements.

BRIAZZ, INC.

STATEMENT OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands)

	Mandatorily Redeemable Preferred Stock

	Series A		Series B		Series C

	Shares	Amount	Shares	Amount	Shares	Amount	Total

Balance at December 27, 1998	5	$9,732	5	$20,416	—	$—	$30,148
Issuance of stock warrants with convertible debt	—	—	—	—	—	—	—
Issuance of Series C preferred stock, net of issuance costs	—	—	—	—	834	4,917	4,917
Issuance of Series C preferred stock upon convertible notes, including accrued interest	—	—	—	—	1,907	10,539	10,539
Accretion of mandatorily redeemable preferred stock	—	637	—	1,366	—	418	2,421
Issuance of common stock for services	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

Balance at December 26, 1999	5	10,369	5	21,782	2,741	15,874	48,025
Issuance of Series C preferred stock, net of issuance costs	—	—	—	—	375	2,235	2,235
Issuance of Series C preferred stock for services	—	—	—	—	5	30	30
Accretion of mandatorily redeemable preferred stock	—	615	—	1,322	—	1,382	3,319
Common stock issued upon exercise of stock options	—	—	—	—	—	—	—
Change in unearned compensation	—	—	—	—	—	—	—
Deferred compensation related to grant of stock options	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—
Stock repurchased or redeemed	(3)	—	(2)	—	—	—	—
Net loss	—	—	—	—	—	—	—

Balance at December 31, 2000	2	10,984	3	23,104	3,121	19,521	53,609
Issuance of common stock, net of issuance costs	—	—	—	—	—	—	—
Issuance of Series C preferred stock, net of issuance costs	—	—	—	—	508	3,034	3,034
Issuance of Series C preferred stock for services	—	—	—	—	19	154	154
Accretion of mandatorily redeemable preferred stock	—	226	—	493	—	565	1,284
Conversion of preferred stock to common stock	(2)	(11,210)	(3)	(23,597)	(3,648)	(23,274)	(58,081)
Beneficial conversion feature on preferred stock	—	—	—	—	—	(3,034)	(3,034)
Amortization of discount on preferred stock	—	—	—	—	—	3,034	3,034

Mandatorily Redeemable Preferred Stock

	Series A		Series B		Series C

	Shares	Amount	Shares	Amount	Shares	Amount	Total

Common stock issued upon exercise of stock options	—	—	—	—	—	—	—
Common stock issued upon exercise of stock warrants	—	—	—	—	—	—	—
Deferred compensation related to the grant of stock options	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—
Stock repurchased or redeemed	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

Balance at December 30, 2001	0	$0	0	$0	0	$0	$0

The accompanying notes are an integral part of these financial statements.

BRIAZZ, INC.

STATEMENT OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ EQUITY (DEFICIT)
(IN THOUSANDS)

	Stockholders' Equity (Deficit)

	Common Stock		Additional	Deferred
			Paid-In	Stock	Accumulated
	Shares	Amount	Capital	Compensation	Deficit	Total

Balance at December 27, 1998	3	$2,075	$—	$—	$(22,246)	$(20,171)
Issuance of stock warrants with convertible	—	—	—	—	1,446	1,446
Issuance of Series C preferred stock, net of issuance cost	—	—	—	—	—	—
Issuance of Series C preferred stock upon conversion of convertible notes, including accrued interest	—	—	—	—	—	—
Accretion of mandatorily redeemable preferred stock	—	—	—	—	(2,421)	(2,421)
Issuance of common stock for service	—	—	—	—	10	10
Net loss	—	—	—	—	(15,381)	(15,381)

Balance at December 26, 1999	3	2,075	—	—	(38,592)	(36,517)
Issuance of Series C preferred stock, net of issuance	—	—	—	—	—	—
Issuance of Series C preferred stock for	—	—	—	—	—	—
Accretion of mandatorily redeemable preferred stock	—	—	—	—	(3,320)	(3,320)
Common stock issued upon exercise of stock options	1	1	—	—	—	1
Change in unearned compensation	—	—	—	—	44	44
Deferred compensation related to grant of stock options	—	—	—	(1,182)	1,182	—
Amortization of deferred compensation	—	—	—	122	—	122
Stock repurchased or redeemed	(3)	—	—	—	—	—
Net loss	—	—	—	—	(6,287)	(6,287)

Balance at December 31, 2000	1	2,076	—	(1,060)	(46,973)	(45,957)
Issuance of common stock, net of issuance cost	2,000	13,583	—	—	—	13,583
Issuance of Series C preferred stock, net of issuance cost	—	—	—	—	—	—
Issuance of Series C preferred stock for service	—	—	—	—	—	—
Accretion of mandatorily redeemable preferred stock	—	—	—	—	(1,283)	(1,283)
Conversion of preferred stock to common stock	3,816	58,081	—	—	—	58,081
Beneficial conversion feature on preferred stock	—	—	3,034	—	—	3,034
Amortization of discount on preferred stock options	—	—	(3,034)	—	—	(3,034)
Common stock issued upon exercise of stock warrants	4	6	—	—	—	6
Common stock issued upon exercise of stock options	4	—	—	—	—	—
Deferred compensation related to the grant of stock options	—	—	209	(209)	—	—

	Stockholders' Equity (Deficit)

	Common Stock		Additional	Deferred
			Paid-In	Stock	Accumulated
	Shares	Amount	Capital	Compensation	Deficit	Total

Amortization of deferred compensation	—	—	—	288	—	288
Stock repurchased or redeemed	—	—	—	—	—
Net loss	—	—	—	—	(6,802)	(6,802)

Balance at December 30, 2001	5,825	73,746	209	(981)	(55,058)	17,916
Amortization of deferred compensation (unaudited)	—	—	—	87	—	87
Employee stock purchase plan (unaudited)	22	19	—	—	—	19
Net loss (unaudited)	—	—	—	—	(2,185)	(2,185)

Balance at March 31, 2002 (unaudited)	5,847	$73,765	$209	$(894)	$(57,243)	$15,837

The accompanying notes are an integral part of these financial statements.

BRIAZZ, INC.
STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Years Ended			Thirteen weeks ended

	December 30,	December 31,	December 26,	March 31,	April 1,
	2001	2000	1999	2002	2001

				(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,802)	$(6,287)	$(15,381)	$(2,185)	$(1,311)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of deferred compensation	288	122	—	87	68
Depreciation and amortization	2,686	2,657	2,628	788	606
Loss on sale of assets	—	—	—	2	—
Provision for asset impairment and store closure	26	63	779	16	—
Non-cash expense related to issuance of additional shares of Series C preferred stock upon payment of Senior Bridge borrowings	—	—	3,000	—	—
Non-cash interest expense	—	—	1,224	—	—
Non-cash expense related to issuance of common stock and options	—	44	10	—	10
Changes in operating assets and liabilities:
Accounts receivable	75	(42)	(258)	(184)	(104)
Inventory	1	71	(16)	(13)	(8)
Prepaid expenses and other current assets	43	(274)	212	(299)	210
Deposits and other assets	23	(57)	197	(4)	(378)
Accounts payable	(1,880)	1,591	(634)	252	(1,770)
Accrued compensation	92	(204)	208	(241)	(77)
Accrued and other liabilities	(161)	83	(407)	(17)	(77)

Net cash used in operating activities	(5,609)	(2,233)	(8,438)	(1,798)	(2,831)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(3,755)	(747)	(1,563)	(643)	(104)
Proceeds from asset disposal	—	—	—	8	—
Other	—	(25)	(28)	—	—

Net cash used in investing activities	(3,755)	(772)	(1,591)	(635)	(104)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of preferred stock, net of issuance costs	3,034	2,235	4,917	—	3,034
Proceeds from sale of common stock, net of issuance costs	13,583	—	—	—	—
Proceeds from (repayment of) line-of-credit borrowings	(2,000)	—	2,000	—	(10)
Proceeds from convertible debentures	—	—	3,000	—	—
Proceeds from long-term debt	—	—	25	—	—
Proceeds from exercise of stock options	6	1	—	—	5
Employee stock purchase plan	—	—	—	19	—
(Increase) decrease in restricted certificate of deposit	(126)	53	301	79	1
Change in bank overdraft	754	(579)	—	(227)	—
Repurchase of preferred and common stock	—	(1)	—	—	—

	Years Ended			Thirteen weeks ended

	December 30,	December 31,	December 26,	March 31,	April 1,
	2001	2000	1999	2002	2001

				(unaudited)	(unaudited)
Repayment of capital lease obligation	(95)	—	—	—	—
Repayment of long-term debt	(154)	(302)	(269)	(40)	(37)

Net cash provided by (used in) financing activities	15,002	1,407	9,974	(169)	2,993

Net (decrease) increase in cash and cash equivalents	5,638	(1,598)	(55)	(2,602)	58
Cash and cash equivalents
Beginning of period	555	2,153	2,208	6,193	555

End of period	$6,193	$555	$2,153	$3,591	$613

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$114	$213	$376	$10	$49

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of mandatorily redeemable preferred stock to common stock	$58,081	$—	$—	$—	$—

Debt to equity conversion	$—	$—	$10,539	$—	$—

Additions to property and equipment financed with capital lease obligations	$530	$—	$—	$—	$—

Additions to property and equipment accrued at year end	$194	$—	$—	$—	$—

Additions to property and equipment through issuance of common stock	$130	$—	$—	$—	$—

Preferred stock issued for services	$154	$30	$—	$—	$—

Accretion of dividends/amortization of discount on preferred stock	$4,318	$3,319	$2,421	$—	$1,054

The accompanying notes are an integral part of these financial statements.

BRIAZZ, INC.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

BRIAZZ, Inc. (“Briazz” or the “Company”) manufactures and distributes branded lunch and breakfast foods through multiple points of distribution in urban and suburban locations. The Company commenced operations in 1995 in Seattle and opened new markets in San Francisco in 1996, Chicago in 1997 and Los Angeles in 1998. The Company’s business strategy is to solidify its current markets and as funding becomes available, build Briazz into a national brand by expanding in major metropolitan areas across the United States. The Company’s retail distribution network includes Briazz cafes, as well as box lunch delivery. The Company also distributes its products through select strategic wholesale alliances. Each market operates a central kitchen, which prepares meals daily.

FISCAL YEARS

From fiscal 1995 through 2000, the Company measured its operational results based on 13 four-week periods. There were fifty-two weeks in 1999, fifty-three weeks in 2000 and fifty-two weeks in 2001. In fiscal 2001 the Company converted to four 13-week periods with a 52-or 53-week fiscal year.

INTERIM FINANCIAL INFORMATION

The financial information at March 31, 2002, and for the 13-week periods ended March 31, 2002 and April 1, 2001 is unaudited but includes all adjustments, consisting of only normal recurring adjustments, that the Company considers necessary for a fair presentation, in all material respects, of its financial position, operating results and cash flows for the interim dates and periods presented. The results of operation for the 13-week periods ended March 31, 2002 and April 1, 2001 are not necessarily indicative of results for the entire fiscal year or future periods.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Reclassifications of certain prior year amounts have been made to conform to current year classifications. The reclassifications has no effect on stockholders’ equity (deficit) or net loss.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash balances are not included as a component of cash and cash equivalents.

CONCENTRATION OF CREDIT RISK

Cash, cash equivalents and restricted cash are invested in deposits with financial institutions that may, at times, exceed federally insured limits. The Company has not experienced any losses on its deposits of cash, cash equivalents and restricted cash.

The Company had one customer which accounted for 9% of its revenue for fiscal 2001. This same customer accounted for 42% of the Company’s accounts receivable balance at December 30, 2001 and 27% at December 31, 2000.

INVENTORY

Inventory, which consists primarily of food and packaging products, is stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

REVENUE RECOGNITION

Revenues are generally recognized at the point of sale at retail locations or upon delivery of the product for box lunch, catering and wholesale sales. For some wholesale products, where a right of return exists, revenue is recognized after return rights have lapsed.

Costs associated with opening new locations are expensed as incurred.

ADVERTISING AND PROMOTION

Advertising and promotion costs are expensed as incurred, and approximated $425,000, $316,000 and $480,000 in fiscal 1999, 2000 and 2001 respectively.

BANK OVERDRAFT

Bank overdraft represents checks issued and outstanding in excess of the related bank balance.

INCOME TAXES

Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

STOCK-BASED COMPENSATION

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation.” Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the deemed fair value of the Company’s stock and the exercise price of the option. Unearned compensation is being amortized on a straight-line basis over the vesting period of the individual options.

Certain warrants granted to employees contain provisions which result in the application of variable plan accounting in accordance with the provisions of FASB Interpretation No. 44. For those warrants, compensation expense is adjusted quarterly as the market price of the Company’s common stock changes.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Task Force Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services.” Compensation expense related to equity instruments issued to non-employees is recognized as the equity instruments vest. At each reporting date, the Company revalues the compensation. As a result, stock-based compensation expense related to unvested equity instruments issued to non-employees fluctuates as the fair value of the Company’s common stock fluctuates.

STOCK SPLITS

In March of 2001, the Company’s board of directors and shareholders approved a one-for-six reverse stock split of the Company’s capital stock. The financial statements and accompanying notes have been restated for all periods presented to reflect this change.

STOCK WARRANTS

Stock warrants issued together with debt securities are considered a cost of financing and are recorded as original issue discount and additional paid in capital based on the estimated fair value at date of issuance. The original issue discount is amortized over the life of the debt and is reported as a reduction of the related debt on the balance sheet.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Additions and improvements that significantly add to the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Upon disposition of property and equipment, gains or losses are reflected in the statement of operations. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Computer equipment	3 years
Furniture, fixtures and equipment	5 — 7 years
Leasehold improvements	Shorter of lease term or 10 years
Vehicles	5 — 7 years

IMPAIRMENT OF LONG-LIVED ASSETS

The Company accounts for long-lived assets under Statement of Financial Accounting Standards No. 121 (“SFAS No. 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” which requires the Company to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows at the lowest level for which there are identifiable cash flows, which is at the store level, to the related asset’s carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised values, depending on the nature of the asset.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, restricted certificates of deposit and accounts payable approximate fair value because of their immediate or short-term nature. The fair value of line of credit borrowings approximated its carrying amount because the stated rate of the debt reflected current market conditions at December 31, 2000. The fair value of long-term debt is not considered to be significantly different than its carrying amount because the stated rates for substantially all such debt reflects current market rates and conditions.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations” (“SFAS No. 141”). SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 141 is effective for all business combinations for which the date of acquisition is July 1, 2001 or later. The adoption of SFAS No. 141 is not expected to have a material impact on the Company’s results of operations or financial position.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. The provisions of SFAS No. 142 will effective for fiscal years beginning after December 15, 2001, except that certain provisions of SFAS No. 142 shall be applied to goodwill and other acquired intangible assets for which the acquisition date is after June 30, 2001. The adoption of SFAS No. 142 is not expected to have a material impact on the Company’s results of operations or financial position.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. The provisions of SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002, however early application is permitted. The Company is currently evaluating the implications of adoption of SFAS No. 143.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations— Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. The provisions of SFAS No. 144 will be effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material impact on the Company’s results of operations or financial position.

2. FINANCIAL CONDITION AND BASIS OF CONCENTRATION

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability of assets and liquidation of liabilities that may result from this uncertainty. The Company has incurred substantial operating losses and negative cash flows from operations since inception and had an accumulated deficit of $55.1 million at December 30, 2001. These matters raise substantial doubt about the Company’s ability to continue as a going concern. To date, the Company has financed its operations principally through the net proceeds from debt and equity offerings. The Company’s ability to continue as a going concern is dependent upon numerous factors, including its ability to obtain additional financing, its ability to increase its level of future revenues or its ability to reduce operating expenses.

There can be no assurance that the Company will be able to obtain additional financing, reduce expenses or successfully complete other steps to continue as a going concern. If the Company is unable to obtain sufficient funds to satisfy its cash requirements, it may be forced to curtail operations, dispose of assets, or seek extended payment terms from its vendors. Such events would materially and adversely affect the Company’s financial position and results of operations.

3. NET LOSS PER SHARE

The computation of basic and diluted net loss per share is based on the weighted-average number of shares of common stock outstanding during the period. The Company has excluded all outstanding options and warrants to purchase common stock from the calculation of diluted net loss per share, as such securities are anti dilutive for all periods presented. Prior to the conversion of all outstanding shares of Series C mandatory redeemable convertible preferred stock immediately prior to the closing of the Company’s initial public offering, the warrants to purchase Series C stock were subject to the anti-dilution provisions of the Series C Stock. Those warrants were adjusted in fiscal 2001 after the initial public offering to reflect the anti-dilution adjustments of the Series C stock prior to the conversion of the Series C Stock. (See Note 4) Upon completion of the initial public offering, the warrants were converted pursuant to their terms into warrants to purchase common stock.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except share and per share data):

	Years Ended			13-week period ended

	December 30,	December 31,	December 26,	March 31,	April 1,
	2001	2000	1999	2002	2001

				(unaudited)	(unaudited)
Net loss attributable to common stockholders	$(11,120)	$(9,606)	$(17,802)	$(2,185)	$(2,365)
Weighted-average shares used in computing basic and diluted net loss per share	3,889,472	3,912	3,458	5,831,370	2,552
Basic and diluted net loss per share	$(2.86)	$(2,455.68)	$(5,148.14)	$(0.37)	$(926.63)
Options to purchase common stock	908,129	520,952	404,625	920,176	537,818
Redeemable convertible preferred stock	—	3,126,060	2,750,792	—	3,633,486
Warrants to purchase redeemable convertible Preferred stock	—	907,240	907,240	—	907,240
Warrants to purchase common stock	930,404	—	—	930,404	—

4.	MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

At various times throughout fiscal year 2001 and 2000, the Company triggered the anti-dilution provisions of the Series A, B and C mandatorily redeemable convertible preferred stock. As a result, in January 2001 the rates at which preferred stock converted to common stock became 1.0634, 1.0635 and 1.0447 for Series A, B, and C, respectively.

In connection with a $3 million private placement offering of shares of Series C preferred stock in January and February 2001, the Company issued approximately 500,000 shares at $6.00 per share. At the time of issuance of the Series C preferred stock, the Company determined that the fair value of its common stock exceeded the conversion price of the convertible preferred stock. As a result, the Company recorded a beneficial conversion feature in accordance with EITF 00- 27 “Application of Issue 98-5 to Certain Convertible Instruments” at the time of issuance of the preferred stock. Accordingly, the beneficial conversion feature was calculated as of January 29, 2001, the commitment date, as the difference between the conversion price and the fair value of the common stock multiplied by the number of shares into which the security was convertible (intrinsic value). The Company recorded a beneficial conversion feature of approximately $3 million. The beneficial conversion feature is analogous to a dividend and was being recognized as a return to the preferred shareholders over the period from date of issuance to the redemption date (October 2005) using the effective interest yield method. As of May 1, 2001, the beneficial conversion feature of $3.0 million was fully amortized upon the conversion of Series C preferred stock to common stock (Note 7). This beneficial conversion feature was recognized as a dividend, increasing net loss attributable to common stockholders.

The warrants outstanding to purchase Series C preferred stock of 907,240 (947,817 as adjusted for anti-dilution) were converted into warrants to purchase common stock on May 7, 2001. In February 2001, the Company modified the warrants to remove the automatic expiration date upon an initial public offering, thereby allowing the warrant holders the ability to exercise the warrants through the original expiration date. This modification initially resulted in a non-cash charge to expense of approximately $635,000 at the time of the initial public offering, related to approximately 100,000 warrants held by an officer of the Company. This charge to expense was reversed as of July 1, 2001 when the market price of the Company’s common stock dropped to a level below the exercise price.

5. COMMITMENTS AND CONTINGENCIES

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Company management currently believes that resolution of such legal matters will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.

6. SEGMENT INFORMATION

The Company has changed its segment disclosures from previous period disclosures, to more closely match how it currently manages its business. In previous periods, the Company disclosed two reportable segments: Retail and Wholesale and Other. Beginning in the fourth quarter of fiscal 2001, the Company has managed its business through four reportable segments: Retail, Branded Sales, Kitchens and General and Administrative. Retail consists of sales generated through the Company’s cafes. Branded Sales consists of two subgroups: 1) box lunch, catering and vending and 2), wholesale and grocery. Branded Sales subgroups consist of sales which are aggregated because they have similar economic characteristics. Kitchens consist of unallocated cost of products and packaging, along with unallocated costs of kitchen operations. General and Administrative consists of unallocated costs of operations. Management evaluates segment performance primarily based on sales and segment operating income (loss). Prior periods have been restated to reflect the new classifications.

In the table below, EBITDA represents earnings before interest income and expense, income taxes and depreciation and amortization.

The following table presents certain financial information for each segment (amounts in thousands):

		Years Ended		13 Weeks Ended

	December 30,	December 31,	December 26,	March 31,	April 1,
	2001	2000	1999	2002	2001

				(unaudited)	(unaudited)
RETAIL
Net Sales	$22,737	$23,624	$19,428	$5,376	$5,854
Cost of food and packaging	(8,266)	(8,759)	(7,768)	(1,953)	(2,058)

	14,471	14,865	11,660	3,423	3,796
Cost of operations	(12,143)	(12,039)	(12,593)	(3,129)	(2,903)

Income (loss) from operations	$2,328	$2,826	$(933)	$294	$893

EBITDA	$3,740	$4,507	$759	$747	$1,276

BRANDED SALES
BOX LUNCH & CATERING
Net Sales	$5,471	$5,381	$3,592	$1,337	$1,303
Cost of food and packaging	(1,875)	(1,963)	(1,276)	(405)	(486)

	3,596	3,418	2,316	932	817

WHOLESALE & GROCERY
Net Sales	3,821	4,687	2,578	725	1,106
Cost of food and packaging	(1,917)	(2,495)	(1,543)	(395)	(534)

	1,904	2,192	1,035	330	572

TOTAL BRANDED SALES
Net Sales	9,292	10,068	6,170	2,062	2,409
Cost of food and packaging	(3,792)	(4,458)	(2,819)	(800)	(1,020)

	5,500	5,610	3,351	1,262	1,389
Cost of operations	(4,231)	(3,939)	(2,901)	(1,054)	(1,085)

Income from operations	$1,269	$1,671	$450	$208	$304

EBITDA	$1,472	$1,856	$620	$269	$350

KITCHENS
Unallocated cost of food and packaging	$(422)	$(380)	$(933)	$(60)	$(87)
Unallocated cost of operations	(3,295)	(3,667)	(3,440)	(857)	(877)

Loss from operations	$(3,717)	$(4,047)	$(4,373)	$(917)	$(964)

EBITDA	$(3,136)	$(3,410)	$(3,734)	$(761)	$(821)

GENERAL & ADMINISTRATIVE
Cost of operations	$(6,837)	$(6,581)	$(6,033)	$(1,792)	$(1,521)

EBITDA	$(6,382)	$(6,366)	$(5,798)	$(1,674)	$(1,487)

TOTAL
Net Sales	$32,029	$33,692	$25,598	$7,438	$8,263
Cost of food and packaging	(12,480)	(13,597)	(11,520)	(2,813)	(3,165)

	19,549	20,095	14,078	4,625	5,098
Cost of operations	(26,506)	(26,226)	(24,967)	(6,832)	(6,386)

Loss from operations	$(6,957)	$(6,131)	$(10,889)	$(2,207)	$(1,288)

EBITDA	$(4,306)	$(3,413)	$(8,153)	$(1,419)	$(682)

7. INITIAL PUBLIC OFFERING AND STOCKHOLDERS’ EQUITY

The Company’s registration statement with respect to its initial public offering was declared effective by the Securities and Exchange Commission on May 1, 2001. The offering closed on May 7, 2001. 2,000,000 shares of common stock were offered in this initial public offering at a price to the public of $8.00 per share. Net proceeds after deduction of expenses totaled approximately $13.6 million.

Immediately prior to the closing date of the initial public offering, all of the redeemable convertible preferred stock outstanding automatically converted into common stock at their respective conversion rates (Note 4). The conversion resulted in the issuance of approximately 3,816,000 shares of common stock.

8. EQUITY-BASED COMPENSATION

Deferred Stock Compensation

During fiscal 2000, the Company granted stock options to employees and directors at exercise prices deemed to be below the fair value of the underlying stock on the date of grant. As a result of these grants, the Company recorded deferred stock compensation of approximately $1.2 million. The deferred stock compensation is being amortized generally over a four-year vesting period. On January 31, 2001, the Company issued approximately 27,000 stock options to employees with an exercise price of $6.00. The grant of these options resulted in a deferred stock compensation charge of approximately $173,000 in the first quarter of fiscal year 2001. On June 7, 2001, the Company issued approximately 11,000 stock options to employees with an exercise price of $1.50. The grant of these options resulted in a deferred stock compensation charge of approximately $36,000 in the second quarter of fiscal 2001.

Deferred stock compensation is being amortized generally over a four-year vesting period. During fiscal 2001, $288,000 of deferred stock compensation was amortized.

Stock Options

In January 2001, the board of directors approved an amendment to the Company’s 1996 stock option plan to increase the number of shares of common stock reserved for issuance under the plan to one million shares (post-reverse split.) The amendment was approved by the Company’s shareholders in March 2001.

In June 2001, the board of directors approved a grant of options of approximately 321,000 shares of common stock to employees with exercise price of $4.70 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

In July 2001, the board of directors approved a grant of options of approximately 102,000 shares of common stock to employees with exercise prices of $2.34 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

In November 2001, the board of directors approved a grant of options of approximately 4,000 shares of common stock to employees with exercise prices of $0.95 per share. Since the exercise price was equal to the fair value at the date of grant, no deferred compensation was recognized.

Preferred Stock

In April 2001, 18,917 shares of Series C preferred stock, with an approximate fair value of $154,000, were issued to two consultants for services to be rendered in connection with leasehold improvements and food development. This amount will be expensed over future periods.

9. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 30,	December 31,
	2001	2000

Leasehold improvements	$11,485	$9,986
Furniture and fixtures	12,272	9,910
Vehicles	1,952	1,180

Total property and equipment	25,709	21,076
Accumulated depreciation and amortization	(12,154)	(9,444)

Property and equipment, net	$13,555	$11,632

10. LEASES

The Company leases cafe, central kitchen and office facilities and certain office equipment under terms of operating leases, which typically cover five years, some of which have options for an additional five year term. Rents are either fixed base amounts, variable amounts determined as a percentage of sales, or a combination of base and percentage of sales. Lease provisions also require additional payments for maintenance and other expenses. Rent expense approximated $2.6 million, $2.6 million and $2.5 million, during fiscal 2001, 2000 and 1999, respectively.

Minimum annual commitments for leases at December 30, 2001 are as follows (in thousands):

	Operating		Capital

	Office
	Equipment	Facilities	Vehicles

2002	$43	$2,749	$139
2003	35	2,663	139
2004	26	2,589	139
2005	12	2,420	113
2006	6	1,815	53
Thereafter	1	2,479	29

	$123	$14,715	612

Less: amount representing interest			(177)
Present value of future minimum lease payments			$435

11. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	December 30,	December 31,
	2001	2000

GMAC	$38	$192
Lease obligations (note 10)	435	0

	473	192
Less current portion	(138)	(144)

Long-term debt, net of current portion	$335	$48

The Company financed delivery vehicles from GMAC during fiscal 2001 and 2000. At December 30, 2001, there remained ten loans with GMAC all of which mature in fiscal 2002.

The Company leases delivery vehicles from Ryder Truck Rental, Rollins Leasing Corp, and Penske Truck Leasing. These leases are treated as capital leases. The lease maturity dates are between 2005 and 2007.

Principal payments due on these notes as of December 30, 2001 are as follows (in thousands):

FOR THE FISCAL YEAR:
2002	$138
2003	101
2004	100
2005	79
2006	36
Thereafter	19

$473

The Company has a line of credit agreement with a bank pursuant to which the Company and its founder are jointly and severally obligated. Borrowing under the new agreement, which contain no financial covenants, are collateralized by all Company property, equipment and inventory. On March 16, 2001, the line of credit agreement was amended to extend to the maturity date of loans made pursuant to the facility through April 15, 2002. Under the amendment monthly principal payments are due of $10,000 per month from February through May 2001, $15,000 per month from June through September 2001, $20,000 per month from October 2001 through March 2002 and $1,780,000 due April 15, 2002. Interest on the line is charged at prime rate plus 0.75% or 5.5% at December 31, 2001. The balance outstanding at December 31, 2001 and 2000 was $0 and $2,000,000, respectively.

12. STOCK OPTIONS

The Company maintains the Briazz 1996 Stock Option Plan (the “Plan”) to provide for granting of incentive stock options and nonqualified stock options to employees, directors, consultants and certain other non-employees as determined by the Plan Administrator. The Company has authorized approximately 1 million shares of common stock for issuance under the Plan. The date of grant, option price, vesting period and other terms specific to options granted under the Plan are to be determined by the Plan Administrator. Options granted under the Plan generally expire ten years from date of grant and vest over periods ranging from date of grant to five years.

		Weighted-Average
		Exercise
	Shares	Price

Options outstanding, December 28, 1997	1,760	$1,470.00
Options granted	414	1,674.00
Options exercised	(83)	600.00
Options forfeited	(327)	1,356.00

Options outstanding, December 27, 1998	1,764	1,584.00
Options granted	404,086	5.70
Options forfeited	(1,225)	615.66

Options outstanding, December 26, 1999	404,625	11.52
Options granted	144,576	1.50
Options exercised	(836)	1.50
Options forfeited	(27,413)	9.54

Options outstanding, December 31, 2000	520,952	8.83
Options granted	464,550	4.13
Options exercised	(3,897)	1.56
Options forfeited	(73,476)	5.45

Options outstanding, December 30, 2001	908,129	$7.00

Option prices range from $0.95 to $3,900.00, with a weighted-average exercise price of $7.00. The expiration dates range from January 2006 to November 2011.

Had the Company applied the provisions of SFAS No. 123 to all stock option grants, the Company’s net loss would have been increased to the pro forma amounts indicated below (in thousands):

	Years Ended

	December 30,	December 31,	December 26,
	2001	2000	1999

As reported:
Net loss attributable to common stockholders	$(11,120)	$(9,606)	$(17,802)
Net loss per share, basic	$(2.86)	$(2,455.68)	$(5,148.14)
Pro forma:
Net loss attributable to common stockholders	$(11,537)	$(9,780)	$(17,907)
Net loss per share, basic	$(2.97)	$(2,486.55)	$(5,177.94)

The fair value of options granted were estimated using an option-price model with the following assumptions:

	Years Ended

	December 30,	December 31,	December 26,
	2001	2000	1999

Risk-free interest rate	4.71-5.30%	5.77-6.52%	4.70-6.90%
Expected lives	7 years	7 years	7-10 years
Expected volatility (employee grants)	0%	0%	0%
Expected volatility (nonemployee grants)	45%	45%	45%

The weighted-average fair value and exercise price options granted were as follows during the years ended December:

	Weighted-Average

	Exercise Price			Fair Value

	2001	2000	1999	2001	2000	1999

Exercise price at grant
Lower than market	$4.67	$1.50	$—	$7.42	$9.66	$—
Equal to market	$4.10	$—	$5.70	$2.25	$—	$0.60
Greater than market	$—	$—	$—	$—	$—	$—

The following table summarizes information about options outstanding at December 30, 2001:

	Options outstanding			Options exercisable

			Weighted-		Weighted-
		Remaining	average		average
		contractual	exercise		exercise
Exercise Price	Shares	life	price	Shares	price

$0.95	4,211	9.9	$0.95	4,211	$0.95
1.50	419,029	7.6	1.50	220,660	1.50
2.34	102,000	9.6	2.34	—	2.34
4.70	308,136	9.4	4.70	40,000	4.70
6.00	72,770	8.3	6.00	50,048	6.00
600.00	301	4.6	600.00	301	600.00
1,632.00	681	6.0	1,632.00	660	1,632.00

	Options outstanding			Options exercisable

			Weighted-		Weighted-
		Remaining	average		average
		contractual	exercise		exercise
Exercise Price	Shares	life	price	Shares	price

1,800.00	759	7.1	1,800.00	585	1,800.00
3,900.00	242	5.6	3,900.00	242	3,900.00

	908,129	8.6	$7.00	316,707	$12.88

13. RETIREMENT PLAN

On November 1, 1999, the Company established a retirement savings plan that qualifies under Section 401(k) of the Internal Revenue Code. The Plan is a standard defined contribution plan and covers all qualified employees. Contributions to this plan are made at the discretion of the employee. The Company does not match employee contributions.

14. INCOME TAXES

No provision for income taxes was recorded for fiscal 2001, 2000 or 1999 due to losses incurred during these periods. A valuation allowance has been recorded against deferred tax assets for all periods as it has not been determined that it is more likely than not that these deferred tax assets will be realized.

As of December 30, 2001, the Company has net operating loss carryforwards of approximately $42 million for federal income tax purposes, which expire beginning 2011 through 2021. The Company may be subject to annual limitations on the amount of net operating loss which can be utilized in any tax year.

Deferred income taxes consist of the following (in thousands):

	December 30,	December 31,
	2001	2000

Net operating loss carryforwards	$15,673	$13,673
Provision for asset impairment	1,203	873
Other	507	206

	17,383	14,752

Less: Valuation allowance	(17,383)	(14,752)

Net deferred tax assets	$0	$0

The valuation allowance increased approximately $3.1 million, $3.4 million and $5.2 million during 2001, 2000 and 1999, respectively.

15. EMPLOYEE STOCK PURCHASE PLAN

The Company’s 2001 employee stock purchase plan was adopted by the board of directors in January 2001 and was approved by the Company’s shareholders in March 2001. A total of 200,000 shares of common stock are reserved for issuance under the 2001 employee stock purchase plan, none of which have been issued.

16. SUBSEQUENT EVENT (unaudited)

On June 18, 2002, the Company entered into a Securities Purchase Agreement with Laurus Master Fund, Ltd. in connection with the issuance of a 14% convertible note to the Laurus Master Fund, Ltd. in the amount of $1.25 million and a warrant to purchase 250,000 shares of common stock at exercise prices ranging from $1.43 to $1.95. The note matures on December 18, 2003. The note is collateralized by the Company’s assets. Net proceeds to the Company after paying escrow fees, legal fees of Laurus and a fee to Laurus’ fund manager were $1.14 million. The Company recorded a debt discount related to the issuance of the warrants and a favorable conversion feature.

3,124,810 SHARES TO BE SOLD

BY CURRENT SHAREHOLDERS

COMMON STOCK

PROSPECTUS

August 8, 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The table below lists the fees and expenses, other than underwriting discounts and commissions, which the registrant will pay in connection with the offering described in this registration statement. All the expenses are estimates, except the Securities and Exchange Commission registration fee.

Amount

Securities and Exchange Commission registration fee	$214
Legal fees and expenses	25,000
Accounting fees and expenses	45,000
Miscellaneous expenses	5,000

Total	$75,214

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”). Article IX of the registrant’s bylaws provides for indemnification of the registrant’s directors, officers, employees and agents to the maximum extent permitted by the Washington Business Corporation Act. The directors and officers of BRIAZZ also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by BRIAZZ for such purpose.

Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 7 of BRIAZZ’s Amended and Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by the Washington Business Corporation Act, such limitations on a director’s liability to BRIAZZ and its shareholders.

We maintain director and officer insurance for claims made against any of our directors, officers or employees.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since July 26, 1999, the registrant has issued and sold the following unregistered securities:

1.	In August 1999, BRIAZZ issued 833,512 shares of Series C preferred stock to 34 investors at $6.00 per share, or an aggregate amount of $5,001,000.

2.	In August 1999, in connection with the Series C private placement, the subordinated convertible bridge notes converted into 907,266 shares of Series C preferred stock. The warrants issued in connection with the subordinated convertible bridge notes may be exercised for 407,240 shares of Series C preferred stock at $6.00 per share, or an aggregate amount of $2,443,440. These warrants include warrants to purchase 1,605 shares of Series C preferred stock issued to a consultant for services rendered.

3.	In August 1999, in connection with the Series C private placement, the senior bridge notes converted into 1,000,000 shares of Series C preferred stock. The warrants issued in connection with the senior bridge notes may be exercised for 500,000 shares of Series C preferred stock at $6.00 per share, or an aggregate amount of $3,000,000.

4.	In January 2000, BRIAZZ issued 5,000 shares of Series C preferred stock to a consultant for services rendered.

5.	In March, April and May 2000, BRIAZZ issued 375,010 shares of Series C preferred stock to 22 investors at $6.00 per share, or an aggregate amount of $2,250,000.

6.	In January and February 2001, BRIAZZ issued 507,701 shares of Series C preferred stock to 29 investors at $6.00 per share, or an aggregate amount of $3,046,124.

7.	In April 2001, we issued 18,917 shares of Series C preferred stock to two consultants for services rendered at an aggregate fair value of $155,000. The sale and issuance of such securities were exempt from Securities Act registration pursuant to Rule 701 under the Securities Act, on the basis that these securities were offered and sold in accordance with a written compensatory contract. All investors received historical and projected financial data and had the opportunity to ask questions of our officers. No underwriters were used in connection with these sales and issuances.

8.	On May 7, 2001, immediately prior to the closing of our initial public offering, all shares of our preferred stock converted into an aggregate of 3,815,852 shares of common stock and outstanding warrants to purchase Series C preferred stock were converted into warrants to purchase an aggregate of 947,817 shares of common stock. In May 2001, warrants to purchase 17,413 shares of common stock were exercised at $5.74 per share.

9.	Prior to the completion of our initial public option, we granted options to purchase an aggregate of 579,200 shares of common stock, with exercise prices ranging from $1.50 to $3,900.00, to employees, directors and advisors under BRIAZZ’s stock option plan or otherwise.

10.	Subject to the filing of a Form S-8 registration statement, in June 2001 we granted options to purchase an aggregate of 316,000 shares of common stock at an exercise price of $4.70 to our employees and directors and options to purchase an aggregate of 5,000 shares of common stock at an exercise price of $1.50 to our employees and in July 2001 we granted an aggregate of 102,000 shares of common stock at an exercise price of $2.34 to our employees.

11.	In June 2002, BRIAZZ issued a $1.25 million 14% convertible note and a warrant to purchase 250,000 shares of common stock to one investor. The warrant may be exercised for 125,000 shares of common stock at $1.43 per share, 75,000 shares of common stock at $1.69 per share and 50,000 shares of common stock at $1.95 per share.

The sales and issuances of securities described in paragraphs 1-6 and 11 above were exempt from Securities Act registration pursuant to Rule 506 of Regulation D under the Securities Act, as all investors were “accredited investors” as defined in Rule 501(a) of Regulation D. The sales and issuances of securities described in paragraphs 7 and 9 above were exempt from Securities Act registration pursuant to Rule 506 of Regulation D under the Securities Act, as options were granted to “accredited investors” as defined in Rule 501(a) of Regulation D, or were exempt from Securities Act registration under Rule 701 under the Securities Act, on the basis that these options were offered and sold in accordance with a written compensatory benefit plan or contract. The sales and issuances of securities described in paragraph 8 above were exempt from Securities Act registration pursuant to Rule 506 of Regulation D under the Securities Act, as all investors were “accredited investors” as defined in Rule 501(a) of

Regulation D, or were exempt from Securities Act registration under Section 3(a)(9) of the Securities Act, as the securities were exchanged by BRIAZZ with its existing security holders exclusively and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. The sales and issuances of securities described in paragraph 10 of such options was exempt from Securities Act registration pursuant to Section 4(2) under the Securities Act, on the basis that these options were granted to our employees or directors for compensatory purpose and not in a public offering. We filed a registration statement on Form S-8 on October 29, 2001 with respect to the shares of Common Stock underlying such options. The issuance of such options was exempt from Securities Act registration pursuant to Section 4(2) under the Securities Act, on the basis that these options were granted to our employees and directors for compensatory purposes and not in a public offering. All investors pursuant to Regulation D received historical and projected financial data and had the opportunity to ask questions of our officers. No underwriters were used in connection with any of the sales and issuances of securities described in paragraphs 1-10 above.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  The following exhibits are filed as part of this report:

Exhibit
Number	Description

3.1(2)	Amended and Restated Articles of Incorporation.

3.2(2)	Bylaws.

4.1(2)	Specimen Stock Certificate.

5.1	Opinion of Dorsey & Whitney LLP

10.1(1)(2)	1996 Amended Stock Option Plan.

10.2(1)(2)	Form of Option Agreement (Fresh Options prior to February 2001

10.3(1)(2)	Form of Option Agreement (other options prior to February 2001

10.4(1)(2)	2001 Employee Stock Purchase Plan.

10.5(2)	Form of Warrant.

10.6(1)(2)	Employment Agreement between BRIAZZ and Charles William Vivian dated July 14, 1999.

10.7(2)	Retail Lease between BRIAZZ and Benaroya Capital Company regarding 1100 Olive Way, Seattle, WA dated November 6, 1998.

10.8(2)	Form of Registration Rights Agreement among BRIAZZ and certain of our shareholders dated August 15, 1997, as amended.

10.9(2)	Agreement between BRIAZZ and Stusser Realty Group Limited Partnership dated January 1998.

10.10(2)	Sublease between BRIAZZ and Stusser Electric Company regarding 3901 7th Avenue South, Seattle, WA dated February 6, 1998.

10.11(2)	Sublease Amendment between BRIAZZ and Stusser Electric Company regarding 3901 7th Avenue South, Seattle, WA dated August 28, 2000.

10.12(2)	Lease between BRIAZZ and Mission-Taylor Properties regarding 225 Mendell St., San Francisco, CA dated June 28 1996.

10.13(2)	Amendment to Lease between BRIAZZ and Mission-Taylor Properties regarding 225 Mendell St., San Francisco, CA dated May 25, 2000.

10.14(2)	Lease between BRIAZZ and Time Realty Investments, Inc. regarding 200 Center St., El Segundo, CA dated December 15, 1997.

10.15(2)	Industrial Building Lease between BRIAZZ and Walnut Street Properties, Inc. regarding 1642 Lake Street, Chicago, IL dated April 7, 1997.

10.16(2)	Promissory Note made by BRIAZZ and Victor Alhadeff in favor of U.S. Bank National Association in the principal amount of $2,000,000 dated December 30, 1999.

10.17(2)	Commercial Security Agreement among BRIAZZ, Victor Alhadeff and U.S. Bank National Association dated December 30, 1999.

10.18(2)	Noncompetition Agreement between BRIAZZ and Victor D. Alhadeff dated October 18, 1996.

10.19(1)(2)	Form of Option Agreement (all options since February 2001)

10.20(2)	Extension or Revision Agreement between BRIAZZ and Victor Alhadeff and U.S. Bank National Association dated March 26, 2001.

Exhibit
Number	Description

10.21(3)	Securities Purchase Agreement dated June 18, 2002 between BRIAZZ and Laurus Master Fund, Ltd.

10.22(3)	Convertible Note made by BRIAZZ in favor of Laurus Master Fund, Ltd. dated June 18, 2002 in the principal amount of $1,250,000

10.23(3)	Common Stock Purchase Warrant issued by BRIAZZ to Laurus Master Fund, Ltd. dated June 18, 2002

10.24(3)	Security Agreement made by BRIAZZ in favor of Laurus Master Fund, Ltd. dated June 18, 2002

23.1	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP

24.1(1)	Power of Attorney (included on signature page)

(1)	Indicates management contract

(2)	Incorporated by reference to our registration statement on Form S-1 (No. 333-54922).

(3)	Incorporated by reference to our Form 8-K filed on July 18, 2002.

(4)	Incorporated by reference to our registration statement on Form S-1 (No. 333-97321).

(b) Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change sin volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, state of Washington, on August 8, 2002.

BRIAZZ, Inc.

By:	/s/ Tracy L. Warner

Tracy L. Warner Vice President Finance and Chief Financial Officer, Treasurer and Secretary

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Victor D. Alhadeff, C. William Vivian and Tracy Warner, his or her attorney-in-fact and agent, with the full power of substitution and re-substitution, for them in any and all capacities, to sign any and all amendments (including post-effective amendments, and any registration statement relating to the same offering as this registration that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended) to this registration statement. Further, each person constitutes and appoints Victor D. Alhadeff, C. William Vivian and Tracy Warner, his or her attorney-in-fact and agent to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

* Victor D. Alhadeff	Chief Executive Officer and Chairman of Board of Directors (principal executive officer)	August 8, 2002

* C. William Vivian	President, Chief Operating Officer and Director	August 8, 2002

/s/ Tracy L. Warner Tracy L. Warner	Vice President Finance and Chief Financial Officer, Treasurer and Secretary (principal finance and accounting officer)	August 8, 2002

* Charles C. Matteson Jr.	Director	August 8, 2002

* Richard Fersch	Director	August 8, 2002

Dan Kourkemelis	Director

*By:	/s/ Tracy L. Warner

Tracy L. Warner, Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

3.1(2)	Amended and Restated Articles of Incorporation.

3.2(2)	Bylaws.

4.1(2)	Specimen Stock Certificate.

5.1	Opinion of Dorsey & Whitney LLP

10.1(1)(2)	1996 Amended Stock Option Plan.

10.2(1)(2)	Form of Option Agreement (Fresh Options prior to February 2001

10.3(1)(2)	Form of Option Agreement (other options prior to February 2001

10.4(1)(2)	2001 Employee Stock Purchase Plan.

10.5(2)	Form of Warrant.

10.6(1)(2)	Employment Agreement between BRIAZZ and Charles William Vivian dated July 14, 1999.

10.7(2)	Retail Lease between BRIAZZ and Benaroya Capital Company regarding 1100 Olive Way, Seattle, WA dated November 6, 1998.

10.8(2)	Form of Registration Rights Agreement among BRIAZZ and certain of our shareholders dated August 15, 1997, as amended.

10.9(2)	Agreement between BRIAZZ and Stusser Realty Group Limited Partnership dated January 1998.

10.10(2)	Sublease between BRIAZZ and Stusser Electric Company regarding 3901 7th Avenue South, Seattle, WA dated February 6, 1998.

10.11(2)	Sublease Amendment between BRIAZZ and Stusser Electric Company regarding 3901 7th Avenue South, Seattle, WA dated August 28, 2000.

10.12(2)	Lease between BRIAZZ and Mission-Taylor Properties regarding 225 Mendell St., San Francisco, CA dated June 28 1996.

10.13(2)	Amendment to Lease between BRIAZZ and Mission-Taylor Properties regarding 225 Mendell St., San Francisco, CA dated May 25, 2000.

10.14(2)	Lease between BRIAZZ and Time Realty Investments, Inc. regarding 200 Center St., El Segundo, CA dated December 15, 1997.

10.15(2)	Industrial Building Lease between BRIAZZ and Walnut Street Properties, Inc. regarding 1642 Lake Street, Chicago, IL dated April 7, 1997.

10.16(2)	Promissory Note made by BRIAZZ and Victor Alhadeff in favor of U.S. Bank National Association in the principal amount of $2,000,000 dated December 30, 1999.

10.17(2)	Commercial Security Agreement among BRIAZZ, Victor Alhadeff and U.S. Bank National Association dated December 30, 1999.

10.18(2)	Noncompetition Agreement between BRIAZZ and Victor D. Alhadeff dated October 18, 1996.

10.19(1)(2)	Form of Option Agreement (all options since February 2001)

10.20(2)	Extension or Revision Agreement between BRIAZZ and Victor Alhadeff and U.S. Bank National Association dated March 26, 2001.

Exhibit
Number	Description

10.21(3)	Securities Purchase Agreement dated June 18, 2002 between BRIAZZ and Laurus Master Fund, Ltd.

10.22(3)	Convertible Note made by BRIAZZ in favor of Laurus Master Fund, Ltd. dated June 18, 2002 in the principal amount of $1,250,000

10.23(3)	Common Stock Purchase Warrant issued by BRIAZZ to Laurus Master Fund, Ltd. dated June 18, 2002

10.24(3)	Security Agreement made by BRIAZZ in favor of Laurus Master Fund, Ltd. dated June 18, 2002

23.1	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP

24.1(4)	Power of Attorney (included on signature page)

(1)	Indicates management contract

(2)	Incorporated by reference to our registration statement on Form S-1 (No. 333-54922).

(3)	Incorporated by reference to our Form 8-K filed on July 18, 2002.

(4)	Incorporated by reference to our Form S-1 (No. 333-97321).